**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of: January 2010

SEC File No. 000-53834

# RARE ELEMENT RESOURCES LTD.

(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Exhibit 99.1 – Agreement with Altius Resources Inc. whereby the Company acquired the Nuiklavik Property, dated 1/6/2010

2. Exhibit 99.2 - Joint Venture Agreement with Medallion Resources Ltd., whereby Medallion could acquire a 65% interest in the Eden Lake Property, dated 2/17/2010

3. Exhibit 99.3 - Agreement between Newmont whereby Newmont terminated its right to acquire a 65% interest in the Bear Lodge Property, dated 514/2010

4. Exhibit 99.4 - Amendment to Medallion JV Agreement, dated 9/15/2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F **xxx** Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No **xxx**

---

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834
(Registrant)

Date: October 25, 2010

/s/ Winnie Wong
Winnie Wong, Corporate Secretary

Exhibit 99.1

# PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT, dated as of January 6, 2010, is made

AMONG:

> **RARE ELEMENT RESOURCES LTD.** a company incorporated pursuant to the laws of British Columbia and having an office at 410-325 Howe Street, Vancouver, British Columbia;

> **("Rare Element")**;

AND:

> **ALTIUS RESOURCES INC.**, a company incorporated pursuant to the laws of Newfoundland and having an office at Suite 202, Kenmount Business Centre, St. John's, Newfoundland;

> **("Altius")**;

WHEREAS:

A.     Altius is the legal and beneficial owner of certain map-staked mineral licenses comprising the Nuiklavik Property located in northern Labrador, Canada (the "**Mineral Licenses**"), as more particularly described in Schedule "A" to this Agreement; and

B.     Rare Element wishes to purchase the Mineral Licenses from Altius, subject to the Royalty, in consideration for 200,000 of its common shares.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual conditions and agreements in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

## 1.     DEFINITIONS

For the purposes of this Agreement the following words and phrases shall have the following meanings:

(a)     "**Applicable Mining Regulatory Authorities**" means that mining regulatory authorities having jurisdiction in respect of the referenced matter;

(b)     "**Closing**" means the execution of the Transfer Documents and the payment of the Purchase Price as contemplated in this Agreement;

(c)     "**Closing Date**" means January 18, 2010 or such other date as agreed to by Rare Element and Altius;

(d)　**"Closing Deliverables"** means the documentation to be delivered at Closing, as indicated in section 6 hereof;

(e)　**"Hazardous Substance"** means any substance or material that is or becomes prohibited, controlled or regulated by any municipal, local or other level of government and any government agency, body, corporation, organization, department, official or authority responsible for administering or enforcing any law and includes any toxic substance, waste and dangerous goods;

(f)　**"Mineral Licenses"** means the Mineral Licenses identified in Schedule "A" hereto, and all other mining interests derived from any such licenses;

(g)　**"Minerals"** shall mean raw ores, concentrates, precipitates, leach liquor, metals, ore and mineral materials of every kind and character and all other naturally-occurring products contained within the Mineral Licenses which are sold by Rare Element to third parties (excluding only sand and gravel and other common non-metallic materials);

(h)　**"Person"** means any individual, partnership, company, corporation, unincorporated association, person, government or governmental agency, authority or entity howsoever designated or constituted;

(i)　**"Purchase and Sale"** means the transaction that is the subject of this Agreement;

(j)　**"Purchase Price"** means the purchase price for the Mineral Licenses to be satisfied by the issuance of the Purchase Shares;

(k)　**"Purchase Shares"** means the 200,000 common shares of Rare Element to be issued in consideration for the Purchase Price;

(l)　**"Reporting Jurisdictions"** means the Provinces of British Columbia and Alberta;

(m)　**"Royalty"** has the meaning assigned to such term in the Royalty Schedule attached to this Agreement as Schedule "B";

(n)　**"Transfer Documents"** means all the necessary documentation required in order to transfer legal title to the Mineral Licenses from Altius to Rare Element and for Rare Element to purchase and acquire from Altius the Mineral Licenses, free and clear of all encumbrances for the Purchase Price, under the terms and conditions set out in section 4 hereof; and

(o)　**"TSXV"** means the TSX Venture Exchange.

## 2.　REPRESENTATIONS AND WARRANTIES OF ALTIUS

2.1　Altius represents and warrants to Rare Element that:

(a)     it is a valid and subsisting corporation duly incorporated and in good standing under the laws of its jurisdiction of incorporation;

(b)     it has full power and authority to carry on its business, to enter into this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c)     it is the current legal and beneficial owner of the Mineral Licenses;

(d)     it has duly obtained all corporate and regulatory authorizations for the execution, delivery and performance of this Agreement, except for the authorization to be granted by the Applicable Mining Regulatory Authorities to which section 5 refers;

(e)     this Agreement has been duly executed and delivered by it and is valid, binding and enforceable against Altius in accordance with its terms;

(f)     the Mineral Licenses are free and clear of any liens and all encumbrances;

(g)     no Person other than Altius has any proprietary interest in the Mineral Licenses. No Person other than Altius in respect of the Royalty is entitled to any royalty or other payment in the nature of rent or royalty on any Minerals, metals or concentrates or any other such products removed or produced from the Mineral Licenses;

(h)     there are no actual or pending proceedings for, and Altius is not aware of any basis for, the institution of any proceedings leading to the placing of Altius in bankruptcy or subject to any other laws governing the affairs of insolvent parties;

(i)     it has made available to Rare Element all material information in its possession or under its control relating to the Mineral Licenses;

(j)     to the best of its knowledge, there are no legal, administrative, arbitration or other proceedings, claims or actions of any nature or investigation pending or threatened against or involving the Mineral Licenses or which questions or challenges the validity of this Agreement or any action taken or to be taken by Altius pursuant to this Agreement;

(k)     to the best of its knowledge, there has been no adverse claim or challenge against or to the ownership of or title to any part of the Mineral Licenses and to the best of its knowledge, there is no basis for such adverse claim or challenge;

(l)     to the best of its knowledge, no claim has ever been asserted for losses of any kind as a direct or indirect result of the presence, or risk of presence, on or under, or the escape, seepage, leakage, spillage, discharge, emission or release, or risk of any of such situations, from the lands over which the Mineral Licenses exist, of any Hazardous Substance;

(m)    it has not received notice of any breach, violation or default with respect to the Mineral Licenses;

(n)    it does not have any information or knowledge of any facts pertaining to the Mineral Licenses not disclosed to Rare Element, which if known to Rare Element might reasonably be expected to deter Rare Element from completing the transaction contemplated hereby; and

(o)    there is no Person acting or purporting to act at the request of Altius who is entitled to any brokerage or finder's fee in connection with the transactions contemplated herein.

2.2    The representations and warranties contained in section 2.1 are provided for the exclusive benefit of Rare Element and the correctness of each such representation and warranty is a condition upon which Rare Element is relying upon in entering into this Agreement. A breach of any one or more representations or warranties may be waived by Rare Element in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty and the representations and warranties contained in section 2.1 will survive the execution and delivery of this Agreement notwithstanding any independent investigations Rare Element may make. Altius agrees to indemnify and hold harmless Rare Element from all losses actually incurred by Rare Element in connection with a breach of any representation or warranty made by Altius and contained herein, provided that such representations and warranties shall only have a survival period that terminates one year following the execution of the Transfer Documents.

## 3.   REPRESENTATIONS AND WARRANTIES OF RARE ELEMENT

3.1    Rare Element represents and warrants to Altius that:

(a)    it is a valid and subsisting corporation duly incorporated and in good standing under the laws of its jurisdiction of incorporation;

(b)    it has the full power and authority to carry on its business, to enter into this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c)    it is a reporting issuer in the Reporting Jurisdictions and will have been a reporting issuer in at least one jurisdiction of Canada for the four months immediately preceding the Closing, the common shares of Rare Element are listed on the TSXV, and to the best of its knowledge, Rare Element is not in default of any of the requirements of the securities legislation of the Reporting Jurisdictions or any of the administrative policies or notices of the TSXV;

(d)    the Purchase Shares upon issuance, will be duly and validly issued as fully paid and non-assessable common shares of Rare Element;

(e) it has duly obtained all corporate and regulatory authorizations for the execution, delivery and performance of this Agreement; and

(f) this Agreement has been duly executed and delivered by Rare Element and is valid, binding and enforceable against Rare Element in accordance with its terms.

3.2 The representations and warranties contained in section 3.1 are provided for the exclusive benefit of Altius and the correctness of each such representation and warranty is a condition upon which Altius is relying upon in entering into this Agreement. A breach of any one or more representations or warranties may be waived by Altius in whole or in part at any time without prejudice to their rights in respect of any other breach of the same or any other representation or warranty and the representations and warranties contained in section 3.1 will survive the execution and delivery of this Agreement notwithstanding any independent investigations Altius may make. Rare Element agrees to indemnify and hold harmless Altius from all losses actually incurred by Altius in connection with a breach of any representation or warranty made by Rare Element and contained herein, provided that such representations and warranties shall only have a survival period that terminates one year following the execution of the Transfer Documents.

## 4. PURCHASE AND SALE

4.1 Upon and subject to the terms and conditions of this Agreement, on the Closing Date Altius shall execute any document required to be signed to transfer the Mineral Licenses to Rare Element whereby Altius shall sell and transfer the Mineral Licenses to Rare Element and Rare Element shall purchase and acquire from Altius the Mineral Licenses, free and clear of all encumbrances, subject to the Royalty, in consideration for the Purchase Price payable by Rare Element.

4.2 The Purchase Price for the Mineral Licenses will be satisfied by the issuance of the Purchase Shares to Altius on the Closing Date.

4.3 Altius acknowledges that all of the common shares issued as part of the Purchase Shares will be subject to a four month restricted period and that the certificates representing such Purchase Shares will bear a legend to that effect.

4.4 Altius agrees that the Purchase Shares shall be issued in 4 certificates each representing 50,000 common shares. In addition to the restrictive legend noted above in section 4.3, the shares certificates will bear the following legends:

| CERTIFICATE | LEGEND |
|:---:|:---:|
| 1 | No additional legend |
| 2 | *The shares represented by this certificate may not be sold, transferred or traded until [insert date that is 5 months after the Closing]* |

| CERTIFICATE | LEGEND |
|---|---|
| 3 | *The shares represented by this certificate may not be sold, transferred or traded until [insert date that is 6 months after the Closing]* |
| 4 | *The shares represented by this certificate may not be sold, transferred or traded until [insert date that is 7 months after the Closing]* |

4.5     Altius covenants and agrees that, without the prior written consent of Rare Element, it will comply with the terms of the restrictive legends imprinted on the share certificates and will only sell the Purchase Shares in accordance thereto.

## 5.     ADMINISTRATIVE AUTHORISATION FOR THE TRANSFER

5.1     Closing will be subject to the prior obtaining of the authorization from the Applicable Mining Regulatory Authorities for the transfer of the Mineral Licenses.

5.2     Rare Element shall be responsible for obtaining such approval and for all costs associated therewith. Altius agrees to promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as Rare Element may reasonably require for the purpose of obtaining the approval of the Applicable Mining Regulatory Authorities.

5.3     If by March 31, 2010 the authorisation mentioned above has not been obtained, or if before such date the Applicable Mining Regulatory Authorities deny the administrative authorization to transfer the Mineral Licenses to Rare Element, this Agreement will be automatically terminated.

## 6.     CLOSING AND CLOSING DELIVERABLES

6.1     Upon Closing, the parties shall deliver all Closing Deliverables as indicated in sections 6.2 and 6.3 below.

6.2     Upon Closing, Altius shall deliver to Rare Element the following Closing Deliverables:

(a)     evidence, satisfactory to Rare Element, acting reasonably, of the approval of any necessary Government Authority to the transfer of the Mineral Licenses, except for the authorisation to be granted by Applicable Mining Regulatory Authorities, to which section 5 refers;

(b)     a certificate signed by Altius confirming that the representations and warranties listed in section 2.1 are true on Closing Date; and

(c)     such other documents as may be reasonably requested by Rare Element or its legal representative and that can be reasonably delivered by Altius in connection with the Closing and the Purchase and Sale.

6.3     Upon Closing, Rare Element shall deliver to Altius the following Closing Deliverables:

(a)     a copy of resolutions of the board of directors of Rare Element authorizing the purchase of the Mineral Licenses and the execution and delivery of this Agreement;

(b)     4 share certificates each representing 50,000 common shares of Rare Element with the legends imprinted thereon as set forth in sections 4.3 and 4.4;

(c)     evidence, satisfactory to Altius, acting reasonably, of Rare Element having obtained the authorisation to be granted by Applicable Mining Regulatory Authorities, to which section 5 refers;

(d)     evidence, satisfactory to Altius, that the TSX Venture Exchange has accepted the Purchase and Sale;

(e)     a certificate signed by Rare Element confirming that the representations and warranties listed in section 3.1 are true on Closing Date; and

(f)     such other documents as may be reasonably requested by Altius or its legal representative and that can be reasonably delivered by Rare Element in connection with the Closing and the Purchase and Sale.

## 7.     ROYALTY

7.1     Rare Element agrees that it shall pay Altius the Royalty in accordance with the Royalty Schedule attached as Schedule "B" to this Agreement.

## 8.     ARBITRATION

8.1     The parties agree that all questions or matters in dispute with respect to the calculation of or amounts taken into account in the determination of the Royalty shall be submitted to arbitration pursuant to the terms hereof.

8.2     It shall be a condition precedent to the right of any party to submit any matter to arbitration pursuant to the provisions hereof, that any party intending to refer any matter to arbitration shall have given not less than 30 days prior written notice of its intention so to do to the other party together with particulars of the matter in dispute. On the expiration of such 30 days, the party who gave such notice may proceed to refer the dispute to arbitration as provided in section 8.3.

8.3 The party desiring arbitration shall appoint one arbitrator, and shall notify the other party of such appointment, and the other party shall, within 10 days after receiving such notice, appoint an arbitrator, and the two arbitrators so named, before proceeding to act, shall, within 10 days of the appointment of the last appointed arbitrator, unanimously agree on the appointment of a third arbitrator to act with them and be chairman of the arbitration herein provided for. If the other party shall fail to appoint an arbitrator within 10 days after receiving notice of the appointment of the first arbitrator, and if the two arbitrators appointed by the parties shall be unable to agree on the appointment of the chairman, the chairman shall be appointed under the provision of the *Arbitration Act* (British Columbia). Except as specifically otherwise provided in this section, the arbitration herein provided for shall be conducted in accordance with such Act. The chairman, or in the case where only one arbitrator is appointed, the single arbitrator, shall fix a time and place in Vancouver, British Columbia, for the purpose of hearing the evidence and representations of the parties, and he shall preside over the arbitration and determine all questions of procedure not provided for under such Act or this section. After hearing any evidence and representations that the parties may submit, the single arbitrator, or the arbitrators, as the case may be, shall make an award and reduce the same to writing, and deliver one copy thereof to each of the parties. The expense of the arbitration shall be paid as specified in the award.

8.4 The parties may agree that the award of a majority of the arbitrators, or in the case of a single arbitrator, of such arbitrator, shall be final and binding upon each of them.


## 9. NOTICES

9.1 Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be sent by prepaid registered mail deposited in a Post Office in Canada addressed to the party entitled to receive the same, or delivered to such party, at the address for such party specified above, in each case directed to the attention of the Secretary. The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered, or, if given by registered mail as aforesaid, shall be deemed conclusively to be the third day after the same shall have been so mailed except in the case of interruption of postal services for any reason whatever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee.

9.2 Either party may at any time and from time to time notify the other parties in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.


## 10. RELATIONSHIP AND OTHER OPPORTUNITIES – GENERAL

10.1 The rights, privileges, duties, obligations and liabilities, as between the parties, shall be separate and not joint or collective and nothing herein contained shall be construed as creating a partnership, an association, agency or subject as herein specifically provided, a trust of any kind or as imposing upon any of the parties any partnership duty, obligation or liability. No party is liable for the acts, covenants and agreements of any other party.

## 11. GENERAL

11.1 This Agreement shall supersede and replace any other agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement and, in particular, shall supersede and replace the Letter of Intent dated November 12, 2009.

11.2 This Agreement is subject to the laws of the Province of Newfoundland and Labrador.

11.3 No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance of such other of its obligations hereunder shall be deemed or construed to be a consent to or a waive of any other breach or default.

11.4 The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the parties to this Agreement.

11.5 This Agreement shall enure to the benefit of and by binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

**Executed** by Rare Element Resources Ltd. in the presence of:

DAVID GUNASEKERA
*Barrister & Solicitor*
SUITE 2610, OCEANIC PLAZA
1066 WEST HASTINGS STREET
VANCOUVER, B.C. V6E 3X1
604-687-7077

Notary Public, Commissioner for Oaths, etc.

**RARE ELEMENT RESOURCES LTD.**

Per:
Authorized Signatory

**Executed** by Altius Resources Inc. in the presence of:

RODNEY A. CHURCHILL
A Commissioner for Oaths in and for the Province of Newfoundland and Labrador.
My commission expires on 31-Dec-2012.
Date: 06-Jan-2010

~~Notary Public, Commissioner for Oaths, etc.~~

**ALTIUS RESOURCES INC.**

Per:
Authorized Signatory



REGISTERED: this 14th day of Jan 20 10
In accordance with Sec. 6, the Mineral Act RSNL 1990
Vol. 28 Fol. 18 Receipt No. N/A



MANAGER-MINERAL RIGHTS
(Mineral Claims Recorder)

This INSTRUMENT is hereby approved this 14th day of Jan 20 10 by

MINISTER OF NATURAL RESOURCES





{4324-001\00311105.DOC.}

# SCHEDULE "A"

## DESCRIPTION OF LICENSES

| License number | Number of Claims | Number of Hectares |
|----------------|------------------|--------------------|
| 016964M | 55 | 1,375 |
| 016965M | 146 | 3,650 |
| 016966M | 176 | 4,400 |
| 016967M | 74 | 1,850 |
| 016968M | 108 | 2,700 |
| 016969M | 25 | 625 |
| **TOTAL** | **584** | **14,600** |

# SCHEDULE "B"

# ROYALTY SCHEDULE

## 1. Definitions and Interpretation

1.1 In this Royalty Schedule, except as otherwise expressly provided, or unless the context otherwise requires:

1.1.1 **"Affiliate"** means a corporation which directly or indirectly controls, or is controlled by or is under common control with, a Party. The term "control" as used herein means the rights to the exercise of, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled company.

1.1.2 **"Deemed Receipts"** shall mean the following:

1.1.2.1 Where Rare Element or its Affiliates produce or have produced any Refined Products through any smelting or refining arrangements or any other transactions that result in the return to, or credit to the account of, Rare Element or its Affiliates of:

   A. refined copper meeting the good delivery requirements of the London Metal Exchange ("LME") for Grade "A" Copper Cathode or High Grade Copper meeting the COMEX division of the New York Mercantile Exchange ("COMEX") requirements for delivery (each, **"Refined Copper"**);

   B. fine gold bullion of .995 or better (**"Gold Bullion"**);

   C. silver bullion of .9995 or better (**"Silver Bullion"**); and/or

   D. other Products produced from Intermediate Products through subsequent smelting and/or refining and the outturned metal from which meets the relevant specifications for Refined Products that have prices regularly quoted on the London Metals Exchange (**"Other Refined Products"**) and in each case produced from Raw Products and/or Intermediate Products produced from the Mineral Licenses;

then notwithstanding anything in this Agreement to the contrary, the term **"Deemed Receipts"** for such Refined Products shall be deemed to mean the net number of pounds avoirdupois of Refined Copper and/or troy ounces of Gold Bullion and/or Silver Bullion, and/or net number of pounds avoirdupois or other relevant unit of measure for Other Refined Products, as the case may be, returned to, or credited to the account of, Rare Element or its Affiliates by the applicable smelter, refinery or other treatment facility in a calendar quarter, multiplied by:

E. for Refined Copper, the average of the LME Settlement Price for Grade "A" Copper Cathode in the case of return of LME Grade "A" Copper Cathode or of the COMEX most nearby spot price in the case of return of COMEX High Grade Copper or the equivalent, in each case for the calendar quarter in which such Refined Copper is returned or credited to the account of Rare Element or its Affiliates by such smelter, refinery or other treatment facility;

F. for Gold Bullion, the average London Bullion Market Association P.M. Gold Fixing for the calendar quarter in which such bullion is so returned or credited;

G. for Silver Bullion, the average London Bullion Market Association Silver Fixing for the calendar quarter in which such bullion is so returned or credited; and

H. for Other Refined Products, the average London Metals Exchange prices for such Other Refined Product for the calendar quarter in which such Other Refined Product is so returned or credited.

In the event of any insurance proceeds payable to Rare Element or its Affiliates for any loss or damage to the Intermediate Products prior to receipt at the relevant refinery, smelter or other treatment facility, such insurance proceeds shall be included as revenue in lieu of Deemed Receipts to the extent of such proceeds.

1.1.2.2 The average price for the calendar quarter shall be determined by dividing the sum of all daily prices posted during the relevant calendar quarter by the number of days that prices were posted. The posted price shall be obtained, in the case of LME Grade "A" copper cathode or COMEX Grade Copper, or Other Refined Products, from Platt's Metals Price Alert, Metals Week Monthly Averages for the applicable period or Metals Bulletin, but corrected to the official quotations of COMEX or the London Metal Exchange in the event of printing errors, and for other prices, The Wall Street Journal, Reuters, or other reliable source selected by Rare Element.

1.1.2.3 If the LME Settlement Price for Grade "A" Copper Cathode, or the COMEX most nearby spot price for High Grade Copper, the London Bullion Brokers P.M. Gold Fixing or the London Bullion Brokers Silver Fixing, or other relevant LME prices, as the case may be, ceases to be published, the Parties shall agree upon a similar alternative method for determining the average daily spot market price for Refined Copper, Gold Bullion or Silver Bullion, or Other Refined Products, as the case may be, or upon failure to so agree, the average of the daily LME settlement prices during such period, as reasonably determined by Rare Element, shall be used.

In the case where an Intermediate Product is distributed to an Affiliate of Rare Element and such Intermediate Product is converted by such Affiliate or a third Person on behalf of such Affiliate to a Refined Product meeting the standards for determining Deemed Receipts as set forth in this section, then for purposes of calculating Deemed Receipts such Refined Product shall be deemed produced, and the Deemed Receipts received, by Rare Element in the calendar quarter in which the Refined Product is made available to the Affiliate by the smelter or refinery.

1.1.3 **"GAAP"** shall mean Canadian generally accepted accounting principles.

1.1.4 **"Intermediate Products"** shall mean concentrates (including without limitation iron ore concentrate, leachates, precipitates, and other concentrates), iron ore pellets, doré, and other intermediate products, if any, produced from Raw Products, but shall not include cathode or Other Refined Products.

1.1.5 **"industrial minerals"** means any naturally-occurring rock or mineral of economic value, excluding Products. Industrial minerals shall not include any material mined from the Mineral Licenses for use by Rare Element for roads, foundations, concrete or other construction or industrial uses on or relating to the Mineral Licenses or material that is processed that did not originate from the Mineral Licenses, and shall not include any material that is not recovered for commercial sale from ores extracted from the Mineral Licenses; provided that any such material which is used by Rare Element in the iron ore pelletization process shall be included in industrial minerals.

1.1.6 **"iron ore pellets"** shall mean a product obtained by pelletizing iron ore or iron ore concentrates, suitable for iron making in blast furnaces.

1.1.7 **"Physical Product Receipts"** means, if Raw Products or Intermediate Products are sold by Rare Element to a smelter, refinery, pelletization facility or other purchaser, the amounts paid to Rare Element from such sale.

1.1.8 **"Products"** shall mean Raw Products, Intermediate Products and Refined Products produced, sold, delivered and shipped from the Mineral Licenses. Products shall not include any material mined from the Mineral Licenses for use by Rare Element for roads, foundations, concrete or other construction or industrial uses on or relating to the Mineral Licenses or material that is processed that did not originate from the Mineral Licenses, and shall not include any material that is not recovered for commercial sale from ores extracted from the Mineral Licenses.

1.1.9 **"Raw Products"** shall mean ore including without limitation iron ore produced from the Mineral Licenses in the form of run of mine ore, direct shipment ore and other similar crude or raw ore produced from the Mineral Licenses without further processing other than crushing.

1.1.10 **"Refined Products"** shall mean Gold Bullion, Silver Bullion, cathode and other Refined Copper, and Other Refined Products produced from Intermediate Products through refining and/or smelting or equivalent treatment operations.

1.1.11 **"Receipts"** shall be the sum of Physical Product Receipts and Deemed Receipts for the applicable calendar quarter.

1.1.12 **"Royalty Percentage"** means 2.0% unless otherwise reduced in accordance with section 4 of this Royalty Schedule.

**2.    Royalty**

2.1    Rare Element hereby agrees to pay to Altius a gross overriding royalty (in this Royalty Schedule, the "**Royalty**") in perpetuity equal to the Royalty Percentage multiplied by the Receipts.

**3.    Computation and Payment**

3.1    Royalty.    To compute the Royalty, Rare Element shall multiply the Receipts by the Royalty Percentage for the calendar quarter.

3.2    Payments.    When Royalty payments are due and owing, Rare Element shall pay to Altius the amount due within 45 days after the end of the calendar quarter for which such computation is made, and shall deliver with such payment a copy of the calculations used in connection with such payment.    Any overpayments or underpayments shall be corrected in the next calendar quarter following determination of such adjustment. All payments shall be made by bank cheque delivered to the address of Altius or via wire payment to the account of Altius.

3.3    Exceptions.    All Royalty payments shall be considered final and in full satisfaction of all obligations of Rare Element with respect thereto, unless Altius gives Rare Element written notice describing and setting forth a specific objection to the calculation thereof within twelve months after receipt by Altius of the statement herein provided for.    If Altius objects to a particular statement as herein provided, Altius shall, for a period of 30 days after Rare Element's receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have Rare Element's accounts and records relating to the calculation of the Royalty in question audited by a chartered accountant acceptable to Altius and to Rare Element.    If such audit determines that there has been a deficiency or an excess in the payment made to Altius such deficiency or excess shall be resolved by adjusting the next quarterly Royalty payment due hereunder.    Altius shall pay all costs of such audit unless a deficiency of more than 10% of the amount due is determined to exist.    Rare Element on its own account shall pay the costs of such audit if a deficiency of more than 10% of the amount due is determined to exist.    All books and records used by Rare Element to calculate the Royalty shall be kept in accordance with GAAP.    Failure on the part of Altius to make claim on Rare Element for adjustment in such twelve month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

3.4     Trading Activities.  All profits and losses resulting from Rare Element engaging in any commodity futures trading, option trading, metals trading, gold loans or any combination thereof, and any other hedging transactions with respect to mineral products (collectively, "Hedging Transactions") are specifically excluded from calculations of the Royalty, it being understood by the parties that Rare Element may engage in speculative hedging trading activities for its own account. All Hedging Transactions by Rare Element and all profits or losses associated therewith, if any, shall be solely for Rare Element's account, irrespective of whether or not mineral products are delivered in fulfilment of such obligations.

3.5     Accounting Principles.  All computations under this Agreement shall be determined in accordance with GAAP as applied by Rare Element.

3.6     Withholding.  Rare Element may deduct and withhold from payments due to Altius hereunder such amounts as may be required by the *Mineral and Mining Rights Tax Act, 2002,* S.N.L. 2002, c. M-16.1 and Regulations thereunder as the same may be amended from time to time or other applicable legislation.

## 4.     Right of Purchase

4.1     Rare Element may, at any time, cause the Royalty Percentage to be reduced from 2.0% to 1.0% by making a cash payment to Altius in the amount of Cdn$2,500,000 provided that the Royalty shall continue to be calculated and to accrue at the rate of 2.0% until the date of such payment.

## 5.     Commingling

5.1     Rare Element shall have the right to commingle ore, concentrates, minerals and other material mined and removed from the Mineral Licenses from which Products are to be produced, with ore, concentrates, minerals and other material mined and removed from other lands and property; provided, however, that Rare Element shall calculate from representative samples the average grade thereof and other measures as are appropriate, and shall weigh (or calculate by volume) the material before commingling.  In obtaining representative samples, calculating the average grade of the ore and average recovery percentages, Rare Element may use any procedures accepted in the mining and metallurgical industry which it believes suitable for the type of mining and processing activity being conducted and, in the absence of fraud, its choice of such procedures shall be final and binding on Altius.

## 6.     No Implied Covenants

6.1     No Implied Covenants.  There are no implied covenants or duties on the part of Rare Element to Altius, whether relating to the exploration, development or mining of the Mineral Licenses, the marketing or sale of Products or otherwise. Without limiting the generality of the foregoing, Rare Element is not under any obligation to explore, develop or produce Products from the Mineral Licenses or to continue production once commenced and Rare Element has the unfettered right to suspend, curtail or terminate any such operation or activity as it in its sole discretion may determine.

6.2     No Fiduciary Duties.  Nothing herein shall be construed to create, expressly or by implication, a fiduciary relationship or a partnership between Rare Element and Altius.

## 7.     Change In Ownership

7.1     No change or division in the ownership of the Royalty, however accomplished, shall enlarge the obligations or diminish the rights of Rare Element.  Altius covenants that any change in ownership of the Royalty shall be accomplished in such a manner that Rare Element shall be required to make payments and give notice to no more than one person, and upon breach of this covenant, Rare Element may retain all payments otherwise due in escrow until the breach has been cured.

## 8.     Nature of Royalty

8.1     If and to the extent permitted under applicable law, the Royalty creates a direct real property interest in the Mineral Licenses and constitutes a covenant running with the Mineral Licenses. Any expense associated with establishing, registering or perfecting the Royalty as a real property interest shall be for the account of the person or entity requesting such registration.

Exhibit 99.2

# MINING OPTION AGREEMENT

THIS AGREEMENT is made for reference February 17, 2010.

BETWEEN:

**RARE ELEMENT RESOURCES LTD.**, of 410 – 325 Howe Street, Vancouver, BC, V6C 1Z7

(the "Company")

AND:

**MEDALLION RESOURCES LTD.**, of 511 – 475 Howe Street, Vancouver, BC, V6C 2B3

(the "Optionee")

WHEREAS:

A.        The Company is the registered and beneficial owner of certain mining claims located in the Eden Lake area of Manitoba as more particularly described in Schedule "A" to this Agreement (the "Property"); and

B.        The Company has agreed to grant an option to the Optionee to acquire an interest in the Property on the terms described herein.

THEREFORE in consideration of the mutual covenants and agreements in this Agreement, the parties agree as follows:

**1.        Definitions and Interpretation**

1.1        For the purposes of this Agreement:

(a)        "Affiliate" means any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a party to this Agreement. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(b)        "Effective Date" means the date on which the TSX Venture Exchange grants its acceptance to this Agreement;

(c)        "Expenditures" means amounts to be spent by the Optionee on or with respect to exploration activities on the Property directed towards ascertaining the existence, location, quality, quantity or commercial value of deposits of ores, minerals and mineral resources on the Property, and all exploration activities related towards developing and exploiting the Property, and such amounts will consist of (i) the actual cost of such activities; (ii) 10% of all other Expenditures, attributable to the Optionee's general and administration expense for such exploration activities; (iii) the assessment work required under the mining laws of Manitoba; and (iv) the mining duties and fees on the Property and all other costs and expenses to keep the Property and Property Rights in good standing;

(d)     "Joint Venture" means the joint venture to be formed between the Company and the Optionee in respect of the Property following the Optionee's acquisition of an interest in the Property and pursuant to the Joint Venture Agreement;

(e)     "Joint Venture Agreement" means the joint venture agreement to be entered into between the Company and the Optionee substantially in the form attached as Schedule "C";

(f)     "Net Smelter Returns" has the meaning prescribed in Schedule "B";

(g)     "NS Royalty" means the royalty in favour of Strider to which the Property is subject, which is an amount equal to 3% of Net Smelter Returns;

(h)     "Option" means an exclusive option granted to the Optionee by the Company to acquire up to an undivided 65% legal and beneficial interest in and to the Property (subject to the NS Royalty), exercisable in the manner described at section 3;

(i)     "Option Period" means the period commencing on the date of this Agreement and ending one day after the day on which the last Payment at paragraph 3.2 is required to be made;

(j)     "Payment" means a payment in the form of cash, certified cheque or wire transfer by the Optionee to the Company;

(k)     "Property" has the meaning ascribed in recital "A" of this Agreement;

(l)     "Property Rights" means all licences, permits, easements, rights-of-way, certificates and other approvals obtained by either of the parties, either before or after the date of this Agreement, and necessary for the development of the Property or for the purpose of placing the Property into production or of continuing production on the Property; and

(m)     "Strider" means Strider Resources Limited, the holder of the NS Royalty.

1.2     For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)     "this Agreement" means this mining option agreement and all Schedules attached hereto;

(b)     any reference in this Agreement to a designated "Section", "Schedule", "paragraph" or other subdivision refers to the designated section, schedule, paragraph or other subdivision of this Agreement;

(c)     the words "herein" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement;

(d)     the word "including", when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto but rather refers to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(e)     any reference to a statute includes and, unless otherwise specified herein, is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which has the effect of supplementing or superseding such statute or such regulation;

(f)     any reference to "party" or "parties" means the Company, the Optionee, or both, as the context requires;

(g)     the headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement;

(h)     words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural, and vice versa; and

(i)     all references to currency refer to Canadian dollars.

1.3     The following are the Schedules to this Agreement, and are incorporated into this Agreement by reference:

| | |
|---|---|
| Schedule "A": | The Property |
| Schedule "B": | NS Royalty |
| Schedule "C": | Form of Joint Venture Agreement |

1.4     Wherever any term or condition, expressed or implied, in any of the Schedules conflicts or is at variance with any term or conditions of this Agreement, the terms or conditions of this Agreement will prevail.

## 2.     Representations and Warranties of the Company and the Optionee

2.1     The Company represents and warrants to the Optionee that:

(a)     the Company is a valid and subsisting corporation duly incorporated and in good standing under the laws of the Province of British Columbia;

(b)     the Company is the sole legal and beneficial owner of the Property and the Company has the full right, power, capacity and authority to enter into, execute and deliver this Agreement;

(c)     the Property is registered in the Company's name and to the best of the Company's knowledge after due enquiry is free and clear of all liens, charges and encumbrances except the NS Royalty, which is described accurately in Schedule "B";

(d)　the Company holds all permits, licences, consents and authorities issued by any government or governmental authority which are necessary in connection with the ownership and operation of its business and the ownership of the Property;

(e)　to the best of the Company's knowledge, the Property has been properly staked, located and recorded pursuant to the applicable laws and regulations of Manitoba and all mining claims comprising the Property are in good standing;

(f)　the consummation of the transactions contemplated by this Agreement does not and will not conflict with, constitute a default under, result in a breach of, entitle any person or company to a right of termination under, or result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever which would materially adversely affect the Property; and

(g)　there are no actual or pending proceedings for, and the Company is unaware of any basis for, the institution of any proceedings affecting the Property and the Property does not represent all or substantially all of the Company's corporate undertaking.

2.2　　The representations and warranties contained in paragraph 2.1 are provided for the exclusive benefit of the Optionee, and a breach of any one or more representations or warranties may be waived by the Optionee in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty, and the representations and warranties contained in paragraph 2.1 will survive the execution and delivery of this Agreement.

2.3　　The Optionee represents and warrants to the Company that:

(a)　the Optionee is a valid and subsisting corporation duly incorporated and in good standing under the laws of the jurisdiction in which it is incorporated, continued or amalgamated;

(b)　the Optionee is a reporting issuer in each of the Provinces of British Columbia and Alberta, and is not listed on the issuer in default list maintained by each of such provinces;

(c)　the Optionee has the full right, power, capacity and authority to enter into, execute and deliver this Agreement and to be bound by its terms;

(d)　the consummation of this Agreement will not conflict with nor result in any breach of its constating documents or any covenants or agreements contained in or constitute a default under any agreement or other instrument whatever to which the Optionee is a party or by which the Optionee is bound or to which the Optionee may be subject; and

(e)　no proceedings are pending for, and the Optionee is unaware of any basis for, the institution of any proceedings leading to the placing of the Optionee in bankruptcy or subject to any other laws governing the affairs of insolvent parties.

2.4　　The representations and warranties contained in paragraph 2.3 are provided for the exclusive benefit of the Company, and a breach of any one or more representations or warranties may be waived by the Company in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in paragraph 2.3 of will survive the execution and delivery of this Agreement.

**3.** **Option**

3.1　　The Company hereby grants the Option to the Optionee which Option is exercisable by the Optionee completing the following requirements:

(a)　incurring Expenditures totalling $2,250,000 as follows:

(i)　$250,000 by the first anniversary of the Effective Date;

(ii)　an additional $500,000 by the second anniversary of the Effective Date;

(iii)　an additional $500,000 by the third anniversary of the Effective Date;

(iv)　an additional $500,000 by the fourth anniversary of the Effective Date; and

(v)　an additional $500,000 by the fifth anniversary of the Effective Date.

(b)　issuing to the Company 1,800,000 Shares as follows:

(i)　200,000 Shares within 5 business days of the Effective Date;

(ii)　an additional 200,000 Shares by the first anniversary of the Effective Date;

(iii)　an additional 200,000 Shares by the second anniversary of the Effective Date;

(iv)　an additional 200,000 Shares by the third anniversary of the Effective Date;

(v)　an additional 500,000 Shares by the fourth anniversary of the Effective Date; and

(vi)　an additional 500,000 Shares by the fifth anniversary of the Effective Date.

(c)　making the following Payments to the Company:

(i)　$25,000 upon signing of the Letter of Intent between the parties (paid);

(ii)　and additional $25,000 upon signing of this Agreement;

(iii)　an additional $50,000 within 5 business days of the Effective Date;

(iv)　an additional $50,000 by the first anniversary of the Effective Date;

(v)　an additional $100,000 by the second anniversary of the Effective Date;

(vi)　an additional $200,000 by the third anniversary of the Effective Date;

(vii)　an additional $500,000 by the fourth anniversary of the Effective Date; and

(viii)　an additional $500,000 by the fifth anniversary of the Effective Date.

3.2　　The Optionee will provide notice to the Company together with supporting documentation evidencing the Expenditures incurred on the Property forthwith upon incurring the Expenditures required in a yearly period.

3.3 The Company and the Optionee acknowledge and agree that upon completion of all of the Payments, Share issuances and Expenditures set out above, the Optionee shall have earned and have the right to acquire a 65% interest in the Property. Each of the Payments and issuances of Shares are required to be made in order for the Option to be exercised, and the Optionee will not be entitled to any refund of Payments previously made or Shares previously issued if it fails or elects not to exercise the Option in full. The Optionee will not have earned an interest in the Property unless the Option is exercised in its entirety.

3.4 Exploration Expenditures are cumulative with excess Expenditures in any year credited toward the Expenditure requirements for the subsequent year. The Optionee has the right to accelerate the schedule of work Expenditures, Payments and Share issuances outlined above and by so doing reduce the time for earning its 65% interest. The Optionee will also have the right to extend the time in subsections 3.1(a)(v), 3.1(b)(vi) and 3.1(c)(viii) by one year, to the sixth anniversary of the Effective Date by paying to the Company an additional $100,000 Payment and issuing to the Company an additional 200,000 Shares.

3.5 Except as specifically provided elsewhere herein, this is an option agreement only and until the exercise of the Option, nothing herein contained and no act done nor payment or share issuance made hereunder shall obligate the Optionee to do any further act or acts or to make any further payments or shares issuances, and in no event shall this Agreement or any act done or any payment or share issuance made be construed as an obligation of the Optionee to do or perform any work or make any payments or share issuances on or with respect to the Property.

## 4. Exercise of Option and Formation of Joint Venture

4.1 Upon the Optionee having performed all of the requirements of paragraphs 3.1(a) – (c) on or before the time contemplated thereby (or as extended pursuant to paragraph 3.4), the Optionee, without any further payment or action, shall be deemed to have exercised the Option in full, and the Optionee will be deemed to have acquired a 65% legal and beneficial interest in and to the Company's legal and beneficial interest in and to the Property free and clear of all liens, charges and encumbrances, other than the NS Royalty.

4.2 Upon the Optionee having exercised the Option and delivering notice of the same to the Company, each of the Optionee and the Company will do all such further acts and execute all such further documents as may be necessary or desirable to transfer and to effect registration of the Optionee's 65% interest in the Property with the appropriate government mining claim registries.

4.3 Once the Optionee has exercised the Option, the Joint Venture will be deemed to have been formed between the Optionee and the Company. As soon as practicable thereafter, each of the Optionee and the Company will negotiate in good faith and finalize the Joint Venture Agreement which will substantially be in the form as attached hereto as Schedule "C". If within 90 days following the formation of the Joint Venture, the parties have not been able to finalize the Joint Venture Agreement, then the form of Joint Venture Agreement attached as Schedule "C" shall be deemed to be the binding agreement between the Optionor and the Company.

4.4 The Optionee will be the operator for all work conducted on the Property during the Option Period and will be the initial operator once the Joint Venture between the parties has been formed. Following the Effective Date, an exploration advisory committee will be formed for the duration of the Option Period, consisting of two nominees from each of the Optionee and the Company, and the Optionee as operator will consult with this committee in putting together exploration work programs on the Property.

## 5. Property Exploration and Maintenance

5.1     The Optionee agrees that it will submit such reports of its exploration activities on the Property to the appropriate government authorities as may be required to maintain the Property in good standing during the Option Period, and will further provide copies of such information to the Company. The Optionee agrees to file for all eligible work for assessment purposes.

5.2     The Optionee agrees that if it elects not to proceed with the Option that it will provide termination notice to the Company at least 60 days prior to the expiry date of any of the claims that comprise the Property and covenants that it will have filed for sufficient assessment credits such that each individual claim will have a minimum of one year of assessment credits applicable to such claim from such termination notice.

5.3     The Optionee agrees that it will provide to the Company, if requested by the Company, copies of invoices, work sheets and other like data provided or rendered by other parties to the Optionee in connection with the Expenditures.

5.4     The Optionee agrees to be responsible for all reclamation on the Property and any environmental clean-up required as a result of any work conducted on the Property by the Optionee, regardless of whether the Option is fully exercised by the Optionee.

5.5     The Optionee will use commercially reasonable efforts to complete a National Instrument 43-101-compliant mineral resource estimate on the Property by the third anniversary of the Effective Date, or as soon thereafter as is reasonably practicable.

## 6. Royalties Encumbering Property

6.1     The Optionee acknowledges and agrees that to the extent described in Schedule "B", the Property is subject to the NS Royalty in favour of Strider.

## 7. Right of Entry

7.1     Throughout the Option Period, the Optionee and its employees, agents, directors, officers, consultants and independent contractors, will have the exclusive right in respect of the Property to:

(a)     enter the Property;

(b)     do prospecting, exploration, development and/or other mining work on and under the Property to carry out the Expenditures;

(c)     bring and erect upon the Property such buildings, plant, machinery and equipment as the Optionee may deem necessary or desirable in its sole discretion; and

(d)     remove from the Property all metals and minerals derived from its operations on the Property as may be deemed necessary by the Optionee for testing, including bulk sampling and test mining.

**8.        Recording of Agreement**

8.1        The Company and the Optionee will execute and deliver such additional documentation as legal counsel for the Company and the Optionee determine is necessary in order to duly register and record in the appropriate registration and recording offices notice that the Company's interest in and to the Property is subject to and bound by the terms of this Agreement.

**9.        Conditions Precedent**

9.1        The obligation of the Optionee to consummate the transactions contemplated under this Agreement is subject to the following conditions which are to the Optionee's sole benefit and may be waived in writing by the Optionee:

(a)        the Optionee and the Company will have received the requisite regulatory approvals to the transactions contemplated in this Agreement; and

(b)        the Optionee will be satisfied as to the title to the Property held by the Company.

9.2        The Optionee and the Company will use their best efforts to assist each other in obtaining the requisite regulatory approvals to this Agreement.

9.3        This Agreement will terminate if the conditions described in paragraph 9.1 are not satisfied on or before 45 days from the date of this Agreement.

**10.        Obligations During Option Period**

10.1        During the Option Period, unless this Agreement is terminated in accordance with paragraph 9.3 or paragraph 15.1, the Optionee covenants and agrees with the Company that the Optionee will:

(a)        subject to paragraph 10.2(a), maintain the Property in good standing by doing and filing all assessment work or making payments in lieu thereof and by performing all other acts which may be necessary in order to keep the Property in good standing and free and clear of all liens and other charges arising from or out of the Optionee's activities on the Property. The Optionee further covenants to file sufficient assessment credits such that the Property will be in good standing for at least a further 12 months;

(b)        provide notice to the Optionor together with supporting documentation evidencing the Expenditures incurred on the Property promptly after incurring the Expenditures;

(c)        provide the Optionor with copies of all internal or external technical reports with respect to the Property as soon as they become available;

(d)        not less than 90 days prior to each of the deadlines contemplated in paragraph 3.1, advise the Optionor whether or not the Optionee will incur the Expenditures contemplated in paragraphs 3.1 in advance of the deadlines set forth therein;

(e)        be responsible for all reclamation on the Property as a result of all work conducted on the Property by the Optionee during the term of this Agreement; and

(f)     do all work on the Property in a good and workmanlike manner and in accordance with sound mining and engineering practices and in compliance with all applicable laws, bylaws, regulations, orders, and lawful requirements of any governmental or regulatory authority and comply with all laws governing the possession of the Property, including, without limitation, those governing safety, pollution and environmental matters;

10.2     During the Option Period, unless this Agreement is terminated in accordance with paragraph 15.1, the Company covenants and agrees with the Optionee that the Company will:

(a)     assist the Optionee in maintaining the Property in good standing by filing all assessment work against the Property in connection with any work and Expenditures incurred by the Optionor; and

(b)     provide all historical information in its possession with respect to previous exploration work conducted on the Property as requested by the Optionee.

## 11. Rights and Obligations after Termination of Option

11.1     If this Agreement and the Option are terminated pursuant to the provisions of paragraph 9.3 or paragraph 15.1, then the Optionee will deliver a deed of quit claim or other appropriate instrument to the Optionor in recordable form whereby the Optionee will acknowledge and agree that it has no further interest either legal or beneficial in and to the Property.

## 12. No Encumbrances Against Property

12.1     During the Option Period, neither the Optionee nor the Company will be entitled to grant any mortgage, charge or lien upon the Property or any portion thereof without the prior written consent of the other party.

## 13. Force Majeure

13.1     If either party is at any time during the Option Period prevented or delayed in complying with any of the provisions of this Agreement (the "Affected Party") by reason of strikes, lockouts, labour, power or fuel shortages, fires, wars, acts of God, civil disturbances, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the reasonable control of the Affected Party (provided that lack of sufficient funds to carry out exploration on the Property will be deemed not to be beyond the reasonable control of the Affected Party), then the time limited for the performance by the Affected Party of its obligations hereunder will be extended by a period of time equal in length to the period of each such prevention or delay. Nothing in this paragraph 13.1 or this Agreement will relieve either Party from its obligation to maintain the claims comprising the Property in good standing and to comply with all applicable laws and regulations including, without limitation, those governing safety, pollution and environmental matters.

13.2     The Affected Party will give notice to the other party of each event of force majeure under paragraph 13.1 within 7 days of such event commencing and upon cessation of such event will furnish the other party with written notice to that effect together with particulars of the number of days by which the time for performing the obligations of the Affected Party under this Agreement has been extended by virtue of such event of force majeure and all preceding events of force majeure.

**14.** **Confidential Information**

14.1 The terms of this Agreement and all information obtained in connection with the performance of this Agreement will be the exclusive property of the parties hereto and except as provided in paragraph 14.2, will not be disclosed to any third party or the public without the prior written consent of the other party, which consent will not be unreasonably withheld or delayed.

14.2 The consent required by paragraph 14.1 will not apply to a disclosure:

(a) to an Affiliate, consultant, contractor or subcontractor that has a bona fide need to be informed;

(b) to any third party to whom the disclosing party contemplates a transfer of all or any part of its interest in this Agreement;

(c) to a governmental agency or to the public which such party believes in good faith is required by pertinent laws or regulations or the rules of any applicable stock exchange; or

(d) to an investment dealer, broker, bank or similar financial institution, in confidence if required as part of a due diligence investigation by such financial institution in connection with a financing required by such party or its shareholders or affiliates to meet, in part, its obligations under this Agreement.

**15.** **Default and Termination**

15.1 If at any time during the Option Period, a party is in default of any requirement of this Agreement or is in breach of any provision contained in this Agreement, the party affected by the default (the "Non-Defaulting Party") may terminate this Agreement by giving written notice of termination to the Optionee but only if:

(a) it will have given to the other party written notice of the particular failure, default, or breach on the part of the other party; and

(b) the other party has not, within 30 days following delivery of such written notice of default, cured such default or commenced to cure such default, it being agreed by the Optionee that should it so commence to cure any default it will prosecute such cure to completion without undue delay.

15.2 Notwithstanding any termination of this Agreement, the Optionee will remain liable for those obligations specified in Section 11 and Section 16 and the Company will remain liable for its obligations under Section 16.

**16.** **Indemnity**

16.1 The Company covenants and agrees with the Optionee (which covenant and agreement will survive the execution, delivery and termination of this Agreement) to indemnify and save harmless the Optionee against all liabilities, claims, demands, actions, causes of action, damages, losses, costs, expenses or legal fees suffered or incurred by the Optionee, directly or indirectly, by reason of or arising out of any warranties or representations on the part of the Company herein being untrue or arising out of work done by the Company on or with respect to the Property.

16.2        The Optionee covenants and agrees with the Company (which covenant and agreement will survive the execution, delivery and termination of this Agreement) to indemnify and save harmless the Company against all liabilities, claims, demands, actions, causes of action, damages, losses, costs, expenses or legal fees suffered or incurred by reason of or arising out of any warranties or representations on the part of the Optionee herein being untrue or arising out of the Optionee and its duly authorized representatives accessing the Property.

## 17.        Governing Law and Jurisdiction

17.1        This Agreement is construed and in all respects governed by the laws of the Province of British Columbia, and the parties submit to the non-exclusive jurisdiction of the courts of British Columbia.

## 18.        Notices

18.1        All notices, payments and other required communications and deliveries to the parties hereto will be in writing, and will be addressed to the parties as follows or at such other address as the parties may specify from time to time:

    (a)        to the Company:

        Rare Element Resources Ltd.
        410 – 325 Howe Street
        Vancouver, BC, V6C 1Z7
        Fax: 604-688-3392

    (b)        to the Optionee:

        Medallion Resources Ltd.
        511 – 475 Howe Street
        Vancouver, BC, V6C 2B3
        Fax: 604-602-9640

Notices must be delivered or sent by facsimile addressed to the party to which notice is to be given. If notice is sent by facsimile or is delivered, it will be deemed to have been given and received at the time of transmission or delivery.

18.2        Either party hereto may at any time and from time to time notify the other party in writing of a change of address and the new address to which a notice will be given thereafter until further change.

## 19.        Assignment

19.1        The Option and the Optionee's rights hereunder may be assigned, either in whole or in part, by the Optionee to an assignee provided that:

(a)   the Company gives its prior written consent to such assignment, which consent may not be unreasonably withheld by the Company;

(b)   the Optionee at the time of assignment is not in default of any of the obligations, warranties or representations given hereunder or to be performed by it pursuant to this Agreement;

(c)   the Optionee will not be relieved of any duty or obligation hereunder unless the Optionee has assigned its entire interest in this Agreement; and

(d)   the assignee prior to the effective date of the assignment agrees in writing with the Company to be bound by the terms and conditions of this Agreement.

19.2      If the Company wishes to assign its rights hereunder or any interest in the Property, it will only be able to do so once it has provided the Optionee with the first right to acquire such rights or interest on the same terms as proposed by or to a third party. If the Optionee waives or fails to exercise such first right, the Company may complete the proposed assignment provided it complies with the provisions of paragraphs 19.1(b), (c) and (d), with the necessary changes thereto.

## 20.     Entire Agreement

20.1      This Agreement constitutes the entire agreement between the Company and the Optionee and will supersede and replace any other agreement or arrangement, whether oral or in writing, previously existing between the parties with respect to the subject matter of this Agreement, including the letter of intent and term sheet entered into between the parties dated November 13, 2009.

## 21.     Consent or Waiver

21.1      No consent or waiver, express or implied, by either party hereto in respect of any breach or default by the other party in the performance by such other party of its obligations under this Agreement will be deemed or construed to be a consent to or a waiver or any other breach or default.

## 22.     Further Assurances

22.1      The parties will promptly execute, or cause to be executed, all bills of sale, transfers, documents, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent and purpose of this Agreement or to record wherever appropriate the respective interests from time to time of the parties hereto in and to the Property.

## 23.     Severability

23.1      If any provision of this Agreement is or will become illegal, unenforceable or invalid for any reason whatsoever, such illegal, unenforceable or invalid provisions will be severable from the remainder of this Agreement and will not affect the legality, enforceability or validity of the remaining provisions of this Agreement.

24.      Enurement

24.1      This Agreement enures to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

25.      Amendments

25.1      This Agreement may only be amended in writing with the mutual consent of all parties.

26.      Time

26.1      Time is of the essence of this Agreement and will be calculated in accordance with the *Interpretation Act* (British Columbia).

27.      Counterparts

27.1      This Agreement may be executed in any number of counterparts and by facsimile transmission with the same effect as if all parties hereto had signed the same document. All counterparts will be construed together and constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

RARE ELEMENT RESOURCES LTD.

Authorized Signatory

Authorized Signatory

MEDALLION RESOURCES LTD.

Authorized Signatory

Authorized Signatory

{4324-001\00308502.DOC.4}

# SCHEDULE "A"

to the Agreement between

RARE ELEMENT RESOURCES LTD. and

MEDALLION RESOURCES LTD.

THE PROPERTY

PROPERTY DESCRIPTION

| Rec | NAME | NUMBER | HOLDER | STAKED | RECORDED | EXPIRES | HECTARES | GROUPING |
|-----|------|--------|--------|--------|----------|---------|----------|----------|
| 1 | EDEN 2699 | MB2699 | Rare Element | 2001/04/18 13:20 | 2001/05/02 | 2010/07/01 | 255 | G11272 |
| Rec | NAME | NUMBER | HOLDER | STAKED | RECORDED | EXPIRES | HECTARES | GROUPING |
| 1 | EDEN 861 | MB861 | Rare Element | 1999/02/01 14:25 | 1999/02/23 | 2010/04/24 | 192 | G11272 |
| Rec | NAME | NUMBER | HOLDER | STAKED | RECORDED | EXPIRES | HECTARES | GROUPING |
| 1 | EDEN 862 | MB862 | Rare Element | 1999/01/27 16:00 | 1999/02/23 | 2010/04/24 | 256 | G11272 |
| Rec | NAME | NUMBER | HOLDER | STAKED | RECORDED | EXPIRES | HECTARES | GROUPING |
| 1 | EDEN 863 | MB863 | Rare Element | 1999/02/02 12:15 | 1999/02/23 | 2010/04/24 | 256 | G11272 |
| Rec | NAME | NUMBER | HOLDER | STAKED | RECORDED | EXPIRES | HECTARES | GROUPING |
| 1 | EDEN 790 | MB790 | Rare Element | 1999/04/22 14:30 | 1999/05/07 | 2010/07/06 | 190 | G11272 |
| Rec | NAME | NUMBER | HOLDER | STAKED | RECORDED | EXPIRES | HECTARES | GROUPING |
| 1 | EDEN 6067 | P6067E | Rare Element | 1998/08/30 16:40 | 1998/09/24 | 2010/11/23 | 256 | G11272 |
| Rec | NAME | NUMBER | HOLDER | STAKED | RECORDED | EXPIRES | HECTARES | GROUPING |
| 1 | EDEN 9 | P3422F | Rare Element | 1995/07/29 13:00 | 1995/08/25 | 2010/10/24 | 256 | G11272 |
| Rec | NAME | NUMBER | HOLDER | STAKED | RECORDED | EXPIRES | HECTARES | GROUPING |
| 1 | EDEN 650 | MB650 | Rare Element | 1999/03/01 17:48 | 1999/03/23 | 2010/05/22 | 210 | G11272 |

## SCHEDULE "B"

to the Agreement between

RARE ELEMENT RESOURCES LTD. and

MEDALLION RESOURCES LTD.

### NS ROYALTY

"Net Smelter Return" shall mean the aggregate proceeds received by the Company or the Joint Venture from time to time from any smelter or other purchase from the sale of any ores, concentrates, metals or any other material of commercial value produced by and from the Property after deducting from such proceeds the following charges only to the extent that they are not deducted by the smelter or other purchase in computing the proceeds:

    (a)    the cost of transportation of the ores, concentrates or metals from the Property to such smelter or other purchase, including related insurance;

    (b)    smelting and refining charges including penalties; and

    (c)    marketing costs.

The Company or the Joint Venture shall reserve and pay to Strider a NS Royalty equal to three (3%) percent of Net Smelter Returns.

Payment of NS Royalty to Strider hereunder shall be made quarterly within thirty (30) days after the end of each calendar quarter during which the Company or the Joint Venture receives Net Smelter Returns. Within sixty (60) days after the end of each calendar year for which the NS Royalty are payable to Strider, the records relating to the calculation of NS Royalty for such year shall be audited by the auditors of Rare Element and any adjustments in the payment of NS Royalty to Strider shall be made forthwith after completion of the audit. All payments of NS Royalty to Strider for a calendar year shall be deemed final and in full satisfaction of all obligations of the Company or the Joint Venture in respect thereof if such payments or the calculations thereof are not disputed by Strider within sixty (60) days after receipt by Strider of the same audited statement. The Company or the Joint Venture shall maintain accurate records relevant to the determination of NS Royalty and Strider, or its authorized agent, shall be permitted the right to examine such records at all reasonable times.

**SCHEDULE "C"**

to the Agreement between

RARE ELEMENT RESOURCES LTD. and

MEDALLION RESOURCES LTD.

---

FORM OF JOINT VENTURE

{4324-001\00308502.DOC.5}

Exhibit 99.3

## Termination of Bearlodge Venture and
## Right of First Offer

This Termination of Bearlodge Venture and Right of First Offer (this "Agreement") is entered into effective as of the 14th day of May 2010 (the "Effective Date") by and between Newmont North America Exploration Limited, a Delaware corporation ("Newmont"), and Paso Rico (USA), Inc., a Wyoming corporation ("Paso Rico").

### Recitals

A. Newmont and Paso Rico entered into that certain Bearlodge Venture Agreement (the "Venture Agreement"), dated effective as of June 1, 2006 covering certain rights in and to unpatented mining claims, a Wyoming State Lease, and any property acquired pursuant to terms of the Venture Agreement within the Area of Interest defined in the Venture Agreement (the "Area of Interest"), all as described in Exhibit A attached hereto and made a part hereof (the "JV Properties"). The Area of Interest is defined in Part 3 of Exhibit A.

B. Newmont owns or controls certain unpatented mining claims located near the JV Properties, as more specifically described on Exhibit B attached hereto and incorporated herein by this reference (the "Newmont Outside Claims" and together with the JV Properties, (the "Properties").

C. Newmont and Paso Rico desire to terminate the Venture Agreement as of the Effective Date in accordance with the terms of this Agreement.

D. Newmont desires to transfer the Newmont Outside Claims to Paso Rico, and Paso Rico desires to convey to Newmont a net smelter returns royalty on minerals produced from the Newmont Outside Claims.

E. Paso Rico desires to grant Newmont a first right of offer on the Properties.

### Agreement

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Newmont and Paso Rico agree as follows:

1. Termination of the Venture Agreement. Newmont and Paso Rico terminate the Venture Agreement in accordance with Section 11.1 of the Venture Agreement and the terms of this Agreement.

2. JV Properties. Concurrent with execution of this Agreement, Newmont and Paso Rico shall execute a Quitclaim Deed covering the JV Properties in the form attached hereto as Exhibit C.

3. <u>Newmont Outside Claims.</u> Concurrent with execution of this Agreement, Newmont and Paso Rico shall execute (i) a Quitclaim Deed in the form attached hereto as <u>Exhibit D</u> transferring the Newmont Outside Claims to Paso Rico; and (ii) a Royalty Deed and Agreement in the form attached hereto as <u>Exhibit E</u> conveying to Newmont a net smelter returns royalty on minerals produced from the Newmont Outside Claims.

4. <u>Transfer of Personal Property.</u> Concurrent with execution of this Agreement, Newmont shall execute a Bill of Sale in the form attached hereto as <u>Exhibit F</u> transferring to Paso Rico the personal property described therein.

5. <u>Data and information.</u>
   (a.) Within 30 days of the Effective Date, Newmont shall deliver to Paso Rico, to the extent not previously provided to Paso Rico, the following information that Newmont has identified and is in Newmont's possession with respect to the Properties (the "Data"): (i) all geologic and geophysical data and reports relating to the Properties (ii) all land information relating to the Properties (including information Newmont obtained on federal withdrawn land and patented claims within the Area of Interest), (iii) GIS database, (iv) all metallurgical reports relating to the Properties, and (v) reports or memos on preliminary evaluation or estimates of potential resources of the Properties.

   (b.) Newmont makes no representations or warranties to Paso Rico, its successors and assigns, concerning the accuracy or completeness of the Data. Paso Rico assumes all risk and liability for any use or reliance on the Data by Paso Rico, its successors and assigns. Newmont does represent and warrant that the Data is not subject to any agreement with any third party concerning its use or confidentiality.

   (c.) For a period of one year from the Effective Date, upon no less than five business days advance notice, Newmont shall make available for examination by Paso Rico during normal business hours the following material that is now in Newmont's possession with respect to the Properties: (i) drill-hole pulps, (ii) un-discarded coarse reject material, (iii) geological reference samples of hand samples, (iv) RC cuttings, (v) drill core, and (vi) thin and polished sections. Upon request by Paso Rico at any time prior to the first anniversary of the Effective Date, Newmont shall deliver at Newmont's cost, on a one-time basis, any of the foregoing material to a location in the United States designated by Paso Rico, and Paso Rico shall thereafter be solely responsible for the future use and disposal of such material. At the end of such one-year period, Newmont may dispose of any of these materials that have not been delivered to Paso Rico, in Newmont's sole discretion.

6. <u>Permits and Licenses.</u>
   (a.) Newmont shall assign to Paso Rico the Permits currently held by Newmont on the JV Properties and the Newmont Outside Claims, provided (i) such assignment is allowed under applicable laws; (ii) Paso Rico posts any financial surety or bond required under such permits, licenses or rights; and (iii) the agency or other party responsible for administering the permits, licenses or rights, approves such assignment, releases any financial surety or bond posted by Newmont and provides a written release of Newmont

from further obligations under the permits, licenses or rights. Paso Rico shall be responsible for preparing and submitting any applications and supporting documentation necessary for government approval of such transfers, at its sole cost. Newmont will cooperate with Paso Rico in preparing and submitting such applications and supporting documentation; provided that Newmont shall have no obligation to renew or maintain such permits, licenses or rights.

(b.) For purposes of Section 6(a.) above, the "Permits" means (i) Wyoming Department of Environmental Quality permit No. 0359DN, (ii) Wyoming Department of Environmental Quality permit for the OSLI Project #2009-11, (iii) Wyoming Department of Environmental Quality Authorization to Discharge Storm Water Associated with Large Construction Activities, Sundance (NMC-LCGP), and (iv) USDA Forest Service Plan of Operations for Sundance Exploration Project.

7. Reclamation Obligations.

(a.) Paso Rico acknowledges that the Properties are subject to Environmental Liabilities, as such term is defined in the Venture Agreement, and Paso Rico accepts the Properties "as is" assuming all such Environmental Liabilities. Paso Rico shall comply with all environmental laws, rules and regulations with respect to existing or future disturbance on the Properties.

(b.) Paso Rico assumes responsibility for reclaiming all disturbances on the JV Properties and the Outside Claims caused by Newmont. Paso Rico shall timely complete reclamation of all such disturbances in accordance with applicable laws, regulations, permits and other government requirements.

(c.) Within 60 days of the Effective Date, Paso Rico shall post sufficient financial surety or bonding required under applicable laws, rules or regulations with respect to the outstanding reclamation obligations on the Properties, and shall obtain a release of Newmont's existing financial sureties for reclamation on the Properties, including the letter of credit in the amount of $310,000.00, which is currently posted with the Wyoming Department of Environmental Protection.

(d.) Paso Rico shall fully indemnify, defend, release and hold harmless Newmont, its Affiliates and successors, and their officers, directors, agents, and employees from and against all loss, costs, penalties, expense, damage and liability (including without limitation, loss due to injury or death, reasonable attorneys fees, expert fees and other expenses incurred in defending against litigation or administrative enforcement actions, either pending or threatened), arising out of or relating to any claim or cause of action relating in any way to conditions, operations or other activities, whether known or unknown, at or in connection with the Properties (including, but not limited to, any present or future environmental conditions), which arise in whole or in part under any federal, state or local law, now existing or hereafter enacted, adopted or amended. Newmont represents and warrants to Paso Rico that it has not received any oral or written notice of violation of any of the Permits or of any law, rule or regulation with respect to

3

its operations or conditions on the Properties and it has no knowledge of any condition or circumstance that could reasonably give grounds for any such notice.

8.  Right of First Offer.

    (a.) For a period of five years from the Effective Date (the "ROFO Term"), Paso Rico grants to Newmont a right of first offer with respect to any proposed option, joint venture, lease, sale, grant or other transfer of any interest in the Properties or any interest in property acquired by Paso Rico within the Area of Interest ("Disposition") by Paso Rico to any third party, other than an Affiliate or successor by merger or other corporate reorganization to Paso Rico. For purposes of this Agreement, "Affiliate" means an entity or person that Controls, is Controlled by or is under common Control with Paso Rico. "Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or (vi) otherwise; and when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" when used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers. If Paso Rico transfers any interest in the Properties to an Affiliate or successor by merger or other corporate reorganization, the right of first offer shall apply during the ROFO Term to any subsequent transfers by such Affiliate or successor under the same terms set forth in this Section 8(a).

    (b.) Prior to offering or accepting an offer for a Disposition during the ROFO Term, Paso Rico shall give written notice to Newmont of its desire to effect the Disposition together with a written summary of the price and all other relevant terms and conditions related to the proposed Disposition (the "Offering Notice"). Upon receipt of the Offering Notice from Paso Rico, Newmont shall have 45 days to notify Paso Rico in writing whether Newmont elects to acquire the interest proposed for Disposition at the same price and on the same terms as set forth in the Offering Notice (the "Reply Notice").

    (c.) If Newmont elects to acquire the interest proposed for Disposition, Newmont and Paso Rico shall consummate the transaction no later than the time for closing stated in the Offering Notice, or, if no closing time is stated, within 60 days after the delivery date of Newmont's Reply Notice. Such a transaction shall not be subject to the Non-Compete Covenant under Section 9 below.

    (d.) If Newmont elects not to acquire the interest proposed for Disposition, Paso Rico shall have 180 days following the expiration of the 45-day period in Section 8(b.) above within which to complete the transfer of the entire interest identified in the Offering Notice to a third party at a price and on terms no less favorable to Paso Rico than those set forth in its Offering Notice. If Paso Rico fails to timely close the third party transaction within the 180-day period Newmont's right of first offer shall be reinstated as to the interest proposed for Disposition.

4

(e.) If any Disposition involves less than all of the Properties or less than all of Paso Rico's interest in any of the Properties, Newmont's right of first offer shall remain in effect for the remaining Properties and/or remaining Paso Rico interest for the duration of the ROFO Term.

9. Non-Compete Covenant. Neither Newmont nor any Affiliate of Newmont shall directly or indirectly acquire any interest in property within the Area of Interest for five years following the Effective Date of this Agreement. If Newmont or an Affiliate does acquire any such property or interest within such period, Newmont or the Affiliate, as applicable, shall be obligated to offer to convey to Paso Rico, without cost, any such property or interest acquired. Such offer shall be made in writing, and can be accepted by Paso Rico at any time within 45 days after receipt of such notice.

10. Abandonment of Properties. If, during the ROFO Term, Paso Rico decides to abandon its interest in any part of the Properties ("Abandoned Interests"), it shall give Newmont written notice of such decision and Newmont shall have 30 days after receipt of such notice to notify Paso Rico in writing that it desires to acquire the Abandoned Interests. If Newmont elects to acquire the Abandoned Interests, Paso Rico shall promptly execute and deliver to Newmont a quitclaim deed of the Abandoned Interests free and clear of all encumbrances created by or under Paso Rico. If Paso Rico delivers to Newmont any notice of abandonment less than 30 days prior to the due date of claim maintenance fees, rents or other payments required to maintain the Abandoned Interests in good standing, Paso Rico shall timely pay such fees or payments on the Abandoned Interests and Newmont agrees to reimburse Paso Rico promptly for such fees paid on their behalf to hold the claims.

11. Newmont Reimbursement. Upon execution of this Agreement Paso Rico shall pay Newmont $27,000 to reimburse Newmont its share of the cost to acquire the royalty under the Phelps Dodge Agreements, described in the Venture Agreement.

12. Press Releases. Paso Rico shall not issue any press release relating to this Agreement or using Newmont's name except upon giving Newmont not less than three business days advance written Notice of the contents thereof, provided that if three days notice is not allowed by law or applicable rules of a stock exchange, Paso Rico shall provide Newmont the maximum advance written Notice allowed there under. Paso Rico shall make any reasonable changes to such proposed press release as such changes may be timely requested by Newmont. Paso Rico shall not, without the consent of Newmont, issue any press release that (i) implies or infers that Newmont endorses or joins Paso Rico in statements or representations contained in any press release or (ii) identifies Newmont as the source of any Data.

13. Further Assurances. Newmont and Paso Rico shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

14. <u>Notice</u>. All notices and other required communications under this Agreement shall be in writing, and shall be sent to the addresses set forth below.

      If to Newmont:          Newmont North America Exploration Limited
                                Attn: Land Department
                                6363 South Fiddler's Green Circle
                                Greenwood Village, CO 80111
                                Fax: 303-837-5851

      If to Paso Rico:         Paso Rico (USA), Inc.
                                Suite 410 – 325 Howe Street
                                Vancouver, BC V6C 1Z7
                                Fax: 604 688-3392

                        With informational copy sent by mail to:

                                Paso Rico (USA), Inc.
                                P.O. Box 805
                                Franktown, CO 80116-0805
                                Fax (303) 663-8701

A party may change its address by sending notice to the other party of the new address. Notices shall be given: (a) by personal delivery to the other party; (b) by facsimile, with a confirmation sent by registered or certified mail, return receipt requested; (c) by registered or certified mail, return receipt requested; or (d) by express courier (e.g., DHL, Federal Express, etc.). Notices shall be effective and shall be deemed delivered: (i) if by personal delivery, on the date of the personal delivery; (ii) if by facsimile, on the date stated in the electronic confirmation, delivered during normal business hours (8:00 a.m. to 5:00 p.m. at the recipient's location), and, if not delivered during normal business hours, on the next business day following delivery; (iii) if solely by mail, on the date of receipt as stated on the return receipt, or (iv) if by express courier, on the date signed for or rejected as reflected in the courier's delivery log.

15. <u>Recordation</u>. At Newmont's request, Paso Rico shall execute a Memorandum of this Agreement, in a form reasonably acceptable to both parties for recordation purposes. Neither Paso Rico nor Newmont shall record this Agreement.

16. <u>Entire Agreement; Successors and Assigns.</u> All of the agreements and understandings of Newmont and Paso Rico with respect to the Properties are merged into this Agreement, including the Exhibits hereto. This Agreement supersedes all prior agreements and understandings between Newmont and Paso Rico with respect to the Properties, including all terms in the Venture Agreement. The parties shall have no further rights or obligations under the Venture Agreement, including any "Continuing Obligation," and Newmont shall have no further rights, obligations or liabilities as Manager under the Venture Agreement. This

Agreement and the obligations and rights created herein shall be binding upon and inure to the benefit of the respective successors and assigns of Paso Rico and Newmont.

17. <u>Jurisdiction/Dispute Resolution.</u>
    (a.) This Agreement shall be construed and governed by the laws of Wyoming, U.S.A., without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

    (b.) Disputes resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof may be resolved by a court of competent jurisdiction. In any litigation between the parties or any person claiming under them, resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof, the substantially prevailing party shall be entitled to recover all reasonable costs, expenses, legal and expert witness fees and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and in collecting or otherwise enforcing any final judgment entered therein. If a party substantially prevails on some aspects of such action, but not on others, the court may apportion any award of costs and legal fees in such manner as it deems equitable.

Paso Rico and Newmont have executed this Agreement as of the Effective Date,

Newmont North America Exploration Limited:     Paso Rico (USA), Inc.:

By:

Name: ~~VICE~~ JEFFREY REESER

Title: VICE PRESIDENT & SECRETARY

By: _Donald E. Ranta_

Name: Donald E. Ranta

Title: President & CEO

# Exhibit A

## "Properties"

### PART 1 - State of Wyoming Mineral Lease

State Section Mineral Lease # 0-40946, for Section 16, Township 52 North, Range 63 West, 6th Principal Meridian, Crook County, Wyoming.

### PART 2 – Mining Claims

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 247983 | BL 59 | 327 | 382 | | |
| WMC | 247984 | BL 60 | 327 | 383 | | |
| WMC | 247985 | BL 61 | 327 | 384 | | |
| WMC | 247986 | BL 62 | 327 | 385 | | |
| WMC | 247987 | BL 63 | 327 | 386 | | |
| WMC | 247988 | BL 64 | 327 | 387 | | |
| WMC | 247989 | BL 65 | 327 | 388 | | |
| WMC | 247996 | BL 72 | 327 | 395 | | |
| WMC | 247997 | BL 73 | 327 | 396 | | |
| WMC | 247998 | BL 74 | 327 | 397 | | |
| WMC | 247999 | BL 75 | 327 | 398 | | |
| WMC | 248000 | BL 76 | 327 | 399 | | |
| WMC | 248001 | BL 77 | 327 | 400 | | |
| WMC | 248002 | BL 78 | 327 | 401 | | |
| WMC | 249541 | BL 305 | 337 | 200 | 339 | 20 |
| WMC | 249542 | BL 306 | 337 | 201 | 339 | 21 |
| WMC | 249543 | BL 307 | 337 | 202 | 339 | 22 |
| WMC | 249544 | BL 308 | 337 | 203 | 339 | 23 |
| WMC | 249545 | BL 309 | 337 | 204 | 339 | 24 |
| WMC | 249551 | BL 315 | 337 | 210 | 339 | 27 |
| WMC | 249552 | BL 316 | 337 | 211 | 339 | 28 |
| WMC | 249553 | BL 317 | 337 | 212 | 339 | 29 |
| WMC | 249554 | BL 318 | 337 | 213 | 339 | 30 |
| WMC | 255183 | ZAP # 1 | 370 | 161 | | |
| WMC | 255184 | ZAP # 2 | 370 | 162 | | |
| WMC | 255185 | ZAP # 3 | 370 | 163 | | |
| WMC | 262061 | BL 15 | 425 | 228 | | |
| WMC | 262062 | BL 16 | 425 | 229 | | |
| WMC | 262063 | BL 17 | 425 | 230 | | |
| WMC | 262064 | BL 18 | 425 | 231 | | |
| WMC | 262065 | BL 19 | 425 | 232 | | |
| WMC | 262066 | BL 20 | 425 | 233 | | |
| WMC | 262067 | BL 21 | 425 | 234 | | |
| WMC | 262068 | BL 22 | 425 | 235 | | |
| WMC | 262069 | BL 23 | 425 | 274 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 262070 | BL 24 | 425 | 273 | | |
| WMC | 262071 | BL 25 | 425 | 272 | | |
| WMC | 262072 | BL 26 | 425 | 271 | | |
| WMC | 262073 | BL 28 | 425 | 270 | | |
| WMC | 262074 | BL 29 | 425 | 269 | | |
| WMC | 262075 | BL 30 | 425 | 268 | | |
| WMC | 262076 | BL 31 | 425 | 267 | | |
| WMC | 262077 | BL 32 | 425 | 266 | | |
| WMC | 262078 | BL 33 | 425 | 265 | | |
| WMC | 262082 | BL 37 | 425 | 261 | | |
| WMC | 262083 | BL 38 | 425 | 260 | | |
| WMC | 262084 | BL 39 | 425 | 259 | | |
| WMC | 262085 | BL 45 | 425 | 258 | | |
| WMC | 262086 | BL 46 | 425 | 257 | | |
| WMC | 262090 | BL 50 | 425 | 253 | | |
| WMC | 262091 | BL 51 | 425 | 252 | | |
| WMC | 262092 | BL 52 | 425 | 251 | | |
| WMC | 262093 | BL 85 | 425 | 250 | | |
| WMC | 262094 | BL 86 | 425 | 249 | | |
| WMC | 262095 | BL 87 | 425 | 248 | | |
| WMC | 262096 | BL 88 | 425 | 247 | | |
| WMC | 262097 | BL 89 | 425 | 246 | | |
| WMC | 262098 | BL 90 | 425 | 245 | | |
| WMC | 262099 | BL 91 | 425 | 244 | | |
| WMC | 262100 | BL 300 | 425 | 243 | | |
| WMC | 262101 | BL 301 | 425 | 242 | | |
| WMC | 262102 | BL 302 | 425 | 241 | | |
| WMC | 262103 | BL 304 | 425 | 240 | | |
| WMC | 262104 | BL 310 | 425 | 239 | | |
| WMC | 262105 | BL 313 | 425 | 238 | | |
| WMC | 262106 | BL 314 | 425 | 237 | | |
| WMC | 262107 | BL 319 | 425 | 236 | | |
| WMC | 270381 | IVAN 1 | 436 | 328 | | |
| WMC | 270382 | IVAN 2 | 436 | 330 | | |
| WMC | 270383 | IVAN 3 | 436 | 320 | | |
| WMC | 270384 | IVAN 4 | 436 | 321 | | |
| WMC | 270385 | IVAN 5 | 436 | 322 | | |
| WMC | 270386 | IVAN 7 | 436 | 323 | | |
| WMC | 270387 | IVAN 8 | 436 | 324 | | |
| WMC | 270388 | IVAN 9 | 436 | 325 | | |
| WMC | 270389 | IVAN 10 | 436 | 326 | | |
| WMC | 270390 | IVAN 11 | 436 | 327 | | |
| WMC | 270391 | IVAN 13 | 436 | 319 | | |
| WMC | 270392 | IVAN 14 | 436 | 318 | | |
| WMC | 270393 | IVAN 15 | 436 | 317 | | |
| WMC | 270394 | IVAN 16 | 436 | 316 | | |
| WMC | 270395 | IVAN 17 | 436 | 315 | | |
| WMC | 270396 | IVAN 19 | 436 | 314 | | |
| WMC | 270397 | IVAN 20 | 436 | 313 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270398 | IVAN 21 | 436 | 312 | | |
| WMC | 270399 | IVAN 22 | 436 | 311 | | |
| WMC | 270400 | IVAN 23 | 436 | 310 | | |
| WMC | 275672 | SUN 9 | 444 | 89 | | |
| WMC | 275673 | SUN 10 | 444 | 90 | | |
| WMC | 275674 | SUN 11 | 444 | 91 | | |
| WMC | 275675 | SUN 12 | 444 | 92 | | |
| WMC | 275676 | SUN 13 | 444 | 93 | | |
| WMC | 275677 | SUN 14 | 444 | 94 | | |
| WMC | 275678 | SUN 15 | 444 | 95 | | |
| WMC | 275679 | SUN 16 | 444 | 96 | | |
| WMC | 275680 | SUN 17 | 444 | 97 | | |
| WMC | 275697 | SUN 34 | 444 | 114 | | |
| WMC | 275698 | SUN 35 | 444 | 115 | | |
| WMC | 275699 | SUN 36 | 444 | 116 | | |
| WMC | 275700 | SUN 37 | 444 | 117 | | |
| WMC | 275701 | SUN 38 | 444 | 118 | | |
| WMC | 275702 | SUN 39 | 444 | 119 | | |
| WMC | 275703 | SUN 40 | 444 | 120 | | |
| WMC | 275704 | SUN 41 | 444 | 121 | | |
| WMC | 275716 | SUN 53 | 444 | 133 | | |
| WMC | 275718 | SUN 55 | 444 | 135 | | |
| WMC | 275720 | SUN 57 | 444 | 137 | | |
| WMC | 275721 | SUN 58 | 444 | 138 | | |
| WMC | 275722 | SUN 59 | 444 | 139 | | |
| WMC | 275723 | SUN 60 | 444 | 140 | | |
| WMC | 275724 | SUN 61 | 444 | 141 | | |
| WMC | 275725 | SUN 62 | 444 | 142 | | |
| WMC | 275726 | SUN 63 | 444 | 143 | | |
| WMC | 275727 | SUN 64 | 444 | 144 | | |
| WMC | 275728 | SUN 65 | 444 | 145 | | |
| WMC | 275729 | SUN 66 | 444 | 146 | | |
| WMC | 275730 | SUN 67 | 444 | 147 | | |
| WMC | 275731 | SUN 68 | 444 | 148 | | |
| WMC | 275732 | SUN 69 | 444 | 149 | | |
| WMC | 275733 | SUN 70 | 444 | 150 | | |
| WMC | 275734 | SUN 71 | 444 | 151 | | |
| WMC | 275735 | SUN 72 | 444 | 152 | | |
| WMC | 275736 | SUN 73 | 444 | 153 | | |
| WMC | 275737 | SUN 74 | 444 | 154 | | |
| WMC | 275746 | SUN 83 | 444 | 163 | | |
| WMC | 275748 | SUN 85 | 444 | 165 | | |
| WMC | 275750 | SUN 87 | 444 | 167 | | |
| WMC | 275751 | SUN 88 | 444 | 168 | | |
| WMC | 275752 | SUN 89 | 444 | 169 | | |
| WMC | 275753 | SUN 90 | 444 | 170 | | |
| WMC | 275754 | SUN 91 | 444 | 171 | | |
| WMC | 275755 | SUN 92 | 444 | 172 | | |
| WMC | 275756 | SUN 93 | 444 | 173 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 275757 | SUN 94 | 444 | 174 | | |
| WMC | 275758 | SUN 95 | 444 | 175 | | |
| WMC | 275759 | SUN 96 | 444 | 176 | | |
| WMC | 275760 | SUN 97 | 444 | 177 | | |
| WMC | 275761 | SUN 98 | 444 | 178 | | |
| WMC | 275762 | SUN 99 | 444 | 179 | | |
| WMC | 275763 | SUN 100 | 444 | 180 | | |
| WMC | 275764 | SUN 101 | 444 | 181 | | |
| WMC | 275765 | SUN 102 | 444 | 182 | | |
| WMC | 275766 | SUN 103 | 444 | 183 | | |
| WMC | 275767 | SUN 104 | 444 | 184 | | |
| WMC | 275768 | SUN 105 | 444 | 185 | | |
| WMC | 275769 | SUN 106 | 444 | 186 | | |
| WMC | 275770 | SUN 107 | 444 | 187 | | |
| WMC | 275771 | SUN 108 | 444 | 188 | | |
| WMC | 275772 | SUN 109 | 444 | 189 | | |
| WMC | 275773 | SUN 110 | 444 | 190 | | |
| WMC | 275774 | SUN 111 | 444 | 191 | | |
| WMC | 275775 | SUN 112 | 444 | 192 | | |
| WMC | 275776 | SUN 113 | 444 | 193 | | |
| WMC | 275777 | SUN 114 | 444 | 194 | | |
| WMC | 275778 | SUN 115 | 444 | 195 | | |
| WMC | 275779 | SUN 116 | 444 | 196 | | |
| WMC | 289356 | WHITE 1 | 461 | 661-662 | | |
| WMC | 289357 | WHITE 2 | 461 | 663 | | |
| WMC | 289358 | WHITE 3 | 461 | 664 | | |
| WMC | 289359 | WHITE 4 | 461 | 665 | | |
| WMC | 289360 | WHITE 5 | 461 | 666 | | |
| WMC | 289361 | WHITE 6 | 461 | 667 | | |

# PART 3
## Area of Interest



Newmont Mining Corporation
BEAR LODGE JOINT VENTURE
T,51-52N,, R,63W,, 6th P,M,
Crook County, Wyoming

## Exhibit B

### Newmont Outside claims

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260907 | COLE-7 | 423 | 493 | | |
| WMC | 260908 | COLE-8 | 423 | 494 | | |
| WMC | 260909 | COLE-9 | 423 | 495 | | |
| WMC | 260910 | COLE-10 | 423 | 496 | | |
| WMC | 260911 | COLE-11 | 423 | 497 | | |
| WMC | 260912 | COLE-12 | 423 | 498 | | |
| WMC | 260913 | COLE-13 | 423 | 499 | | |
| WMC | 260914 | COLE-14 | 423 | 500 | | |
| WMC | 260915 | COLE-15 | 423 | 501 | | |
| WMC | 260916 | COLE-16 | 423 | 502 | | |
| WMC | 260917 | COLE-17 | 423 | 503 | | |
| WMC | 260918 | COLE-18 | 423 | 504 | | |
| WMC | 260920 | COLE-20 | 423 | 506 | | |
| WMC | 260922 | COLE-22 | 423 | 508 | | |
| WMC | 260924 | COLE-24 | 423 | 510 | | |
| WMC | 260926 | COLE-26 | 423 | 512 | | |
| WMC | 260927 | COLE-27 | 423 | 513 | | |
| WMC | 260928 | COLE-28 | 423 | 514 | | |
| WMC | 260929 | COLE-29 | 423 | 515 | | |
| WMC | 260930 | COLE-30 | 423 | 516 | | |
| WMC | 260931 | COLE-31 | 423 | 517 | | |
| WMC | 260932 | COLE-32 | 423 | 518 | | |
| WMC | 260933 | COLE-33 | 423 | 519 | | |
| WMC | 260934 | COLE-34 | 423 | 520 | | |
| WMC | 260935 | COLE-35 | 423 | 521 | | |
| WMC | 260936 | COLE-36 | 423 | 522 | | |
| WMC | 260937 | COLE-37 | 423 | 523 | | |
| WMC | 260938 | COLE-38 | 423 | 524 | | |
| WMC | 260939 | COLE-39 | 423 | 525 | | |
| WMC | 260940 | COLE-40 | 423 | 526 | | |
| WMC | 260941 | COLE-41 | 423 | 527 | | |
| WMC | 260942 | COLE-42 | 423 | 528 | | |
| WMC | 260943 | COLE-43 | 423 | 529 | | |
| WMC | 260944 | COLE-44 | 423 | 530 | | |
| WMC | 260945 | COLE-45 | 423 | 531 | | |
| WMC | 260946 | COLE-46 | 423 | 532 | | |
| WMC | 260947 | COLE-47 | 423 | 533 | | |
| WMC | 260948 | COLE-48 | 423 | 534 | | |
| WMC | 260949 | COLE-49 | 423 | 535 | | |
| WMC | 260950 | COLE-50 | 423 | 536 | | |
| WMC | 260951 | COLE-51 | 423 | 537 | | |
| WMC | 260952 | COLE-52 | 423 | 538 | | |
| WMC | 260953 | COLE-53 | 423 | 539 | | |
| WMC | 260954 | COLE-54 | 423 | 540 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260955 | COLE-55 | 423 | 541 | | |
| WMC | 260956 | COLE-56 | 423 | 542 | | |
| WMC | 260957 | COLE-57 | 423 | 543 | | |
| WMC | 260958 | COLE-58 | 423 | 544 | | |
| WMC | 260959 | COLE-59 | 423 | 545 | | |
| WMC | 260960 | COLE-60 | 423 | 546 | | |
| WMC | 260961 | COLE-61 | 423 | 547 | | |
| WMC | 260962 | COLE-62 | 423 | 548 | | |
| WMC | 260963 | REU-1 | 423 | 549 | | |
| WMC | 260964 | REU-2 | 423 | 551 | | |
| WMC | 260965 | REU-3 | 423 | 552 | | |
| WMC | 260966 | REU-4 | 423 | 553 | | |
| WMC | 260967 | REU-5 | 423 | 554 | | |
| WMC | 260968 | REU-6 | 423 | 555 | | |
| WMC | 260969 | REU-7 | 423 | 556 | | |
| WMC | 260970 | REU-8 | 423 | 557 | | |
| WMC | 260971 | REU-9 | 423 | 558 | | |
| WMC | 260972 | REU-10 | 423 | 559 | | |
| WMC | 260973 | REU-11 | 423 | 560 | | |
| WMC | 260974 | REU-12 | 423 | 561 | | |
| WMC | 260975 | REU-13 | 423 | 562 | | |
| WMC | 260976 | REU-14 | 423 | 563 | | |
| WMC | 260977 | REU-15 | 423 | 564 | | |
| WMC | 260978 | REU-16 | 423 | 565 | | |
| WMC | 260979 | REU-17 | 423 | 566 | | |
| WMC | 260980 | REU-18 | 423 | 567 | | |
| WMC | 260981 | REU-19 | 423 | 568 | | |
| WMC | 260982 | REU-20 | 423 | 569 | | |
| WMC | 260984 | REU-22 | 423 | 571 | | |
| WMC | 260986 | REU-24 | 423 | 573 | | |
| WMC | 260988 | REU-26 | 423 | 575 | | |
| WMC | 260990 | REU-28 | 423 | 577 | | |
| WMC | 260992 | REU-30 | 423 | 579 | | |
| WMC | 260994 | REU-32 | 423 | 581 | | |
| WMC | 260999 | REU-37 | 423 | 586 | | |
| WMC | 261000 | REU-38 | 423 | 587 | | |
| WMC | 261001 | REU-39 | 423 | 588 | | |
| WMC | 261002 | REU-40 | 423 | 589 | | |
| WMC | 261003 | REU-41 | 423 | 590 | | |
| WMC | 261004 | REU-42 | 423 | 591 | | |
| WMC | 261005 | REU-43 | 423 | 592 | | |
| WMC | 261006 | REU-44 | 423 | 593 | | |
| WMC | 261007 | REU-45 | 423 | 594 | | |
| WMC | 261008 | REU-46 | 423 | 595 | | |
| WMC | 261009 | REU-47 | 423 | 596 | | |
| WMC | 261010 | REU-48 | 423 | 597 | | |
| WMC | 261011 | REU-49 | 423 | 598 | | |
| WMC | 261012 | REU-50 | 423 | 599 | | |
| WMC | 261013 | REU-51 | 423 | 600 | | |

| | BLM Serial Number | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 261014 | REU-52 | 423 | 601 | | |
| WMC | 261015 | REU-53 | 423 | 602 | | |
| WMC | 261016 | REU-54 | 423 | 603 | | |
| WMC | 261017 | REU-55 | 423 | 604 | | |
| WMC | 261018 | REU-56 | 423 | 605 | | |
| WMC | 261019 | REU-57 | 423 | 606 | | |
| WMC | 261020 | REU-58 | 423 | 607 | | |
| WMC | 261021 | REU-59 | 423 | 608 | | |
| WMC | 261022 | REU-60 | 423 | 609 | | |
| WMC | 261023 | REU-61 | 423 | 610 | | |
| WMC | 261024 | REU-62 | 423 | 611 | | |
| WMC | 261025 | REU-63 | 423 | 612 | | |
| WMC | 261026 | REU-64 | 423 | 613 | | |
| WMC | 261027 | REU-65 | 423 | 614 | | |
| WMC | 261028 | REU-66 | 423 | 615 | | |
| WMC | 261029 | REU-67 | 423 | 616 | | |
| WMC | 261030 | REU-68 | 423 | 617 | | |
| WMC | 261031 | REU-69 | 423 | 618 | | |
| WMC | 261032 | REU-70 | 423 | 619 | | |
| WMC | 261033 | REU-71 | 423 | 620 | | |
| WMC | 261034 | REU-72 | 423 | 621 | | |
| WMC | 261035 | REU-73 | 423 | 622 | | |
| WMC | 261036 | REU-74 | 423 | 623 | | |
| WMC | 261037 | REU-75 | 423 | 624 | | |
| WMC | 261038 | REU-76 | 423 | 625 | | |
| WMC | 261039 | REU-77 | 423 | 626 | | |
| WMC | 261040 | REU-78 | 423 | 627 | | |
| WMC | 268910 | COLE 63 | 436 | 160 | | |
| WMC | 268911 | COLE 64 | 436 | 162 | | |
| WMC | 268912 | COLE 65 | 436 | 163 | | |
| WMC | 268913 | COLE 66 | 436 | 164 | | |
| WMC | 268914 | COLE 67 | 436 | 165 | | |
| WMC | 268915 | COLE 68 | 436 | 166 | | |
| WMC | 268916 | COLE 69 | 436 | 167 | | |
| WMC | 268917 | COLE 70 | 436 | 168 | | |
| WMC | 268918 | COLE 71 | 436 | 169 | | |
| WMC | 268919 | COLE 72 | 436 | 170 | | |
| WMC | 268920 | COLE 73 | 436 | 171 | | |
| WMC | 268921 | COLE 74 | 436 | 172 | | |
| WMC | 268922 | OGDEN 1 | 436 | 147 | | |
| WMC | 268923 | OGDEN 2 | 436 | 149 | | |
| WMC | 268924 | OGDEN 3 | 436 | 150 | | |
| WMC | 268925 | OGDEN 4 | 436 | 151 | | |
| WMC | 268926 | OGDEN 5 | 436 | 152 | | |
| WMC | 268927 | OGDEN 6 | 436 | 153 | | |
| WMC | 268928 | OGDEN 7 | 436 | 154 | | |
| WMC | 268929 | OGDEN 8 | 436 | 155 | | |
| WMC | 268930 | OGDEN 9 | 436 | 156 | | |
| WMC | 268931 | OGDEN 10 | 436 | 157 | | |

| | | | | | Amended | |
|---|---|---|---|---|---|---|
| BLM Serial Number | | Claim Name | Book | Page | Book | Page |
| WMC | 268932 | OGDEN 11 | 436 | 158 | | |
| WMC | 268933 | OGDEN 12 | 436 | 159 | | |
| WMC | 270117 | DEN 1 | 437 | 468-470 | | |
| WMC | 270122 | DEN 6 | 437 | 475 | | |
| WMC | 270138 | DEN 22 | 437 | 491 | | |
| WMC | 270145 | DEN 29 | 437 | 498 | | |
| WMC | 270152 | DEN 36 | 437 | 505 | | |
| WMC | 270156 | DEN 40 | 437 | 510 | | |
| WMC | 270157 | DEN 41 | 437 | 511 | | |
| WMC | 270158 | DEN 42 | 437 | 512 | | |
| WMC | 270159 | DEN 43 | 437 | 513-514 | | |
| WMC | 270160 | DEN 44 | 437 | 515 | | |
| WMC | 270161 | DEN 45 | 437 | 516 | | |
| WMC | 270162 | DEN 46 | 437 | 517 | | |
| WMC | 270163 | DEN 47 | 437 | 518 | | |
| WMC | 270164 | DEN 48 | 437 | 519 | | |
| WMC | 270165 | DEN 49 | 437 | 520 | | |
| WMC | 270166 | DEN 50 | 437 | 521 | | |
| WMC | 270167 | DEN 51 | 437 | 522 | | |
| WMC | 270168 | DEN 52 | 437 | 523 | | |
| WMC | 270169 | DEN 53 | 437 | 524 | | |
| WMC | 270170 | DEN 54 | 437 | 525 | | |
| WMC | 270171 | DEN 55 | 437 | 526 | | |
| WMC | 270172 | DEN 56 | 437 | 527 | | |
| WMC | 270173 | DEN 57 | 437 | 528 | | |
| WMC | 270174 | DEN 58 | 437 | 529 | | |
| WMC | 270175 | DEN 59 | 437 | 530 | | |
| WMC | 270176 | DEN 60 | 437 | 531 | | |
| WMC | 270177 | DEN 61 | 437 | 532-533 | | |
| WMC | 270178 | DEN 62 | 437 | 534 | | |
| WMC | 270179 | DEN 63 | 437 | 535 | | |
| WMC | 270180 | DEN 64 | 437 | 536 | | |
| WMC | 270181 | DEN 65 | 437 | 537 | | |
| WMC | 270182 | DEN 66 | 437 | 538 | | |
| WMC | 270183 | DEN 67 | 437 | 539 | | |
| WMC | 270184 | DEN 68 | 437 | 540 | | |
| WMC | 270185 | DEN 69 | 437 | 541 | | |
| WMC | 270186 | DEN 70 | 437 | 542 | | |
| WMC | 270187 | DEN 71 | 437 | 543 | | |
| WMC | 270188 | DEN 72 | 437 | 544 | | |
| WMC | 270189 | DEN 73 | 437 | 545 | | |
| WMC | 270191 | DEN 75 | 437 | 547 | | |
| WMC | 270204 | DEN 88 | 437 | 560 | | |
| WMC | 270205 | DEN 89 | 437 | 561 | | |
| WMC | 270206 | DEN 90 | 437 | 562 | | |
| WMC | 270207 | DEN 91 | 437 | 563 | | |
| WMC | 270208 | DEN 92 | 437 | 564 | | |
| WMC | 270209 | DEN 93 | 437 | 565 | | |
| WMC | 270210 | DEN 94 | 437 | 566 | | |

| | BLM Serial Number | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270211 | DEN 95 | 437 | 567 | | |
| WMC | 270212 | DEN 96 | 437 | 568 | | |
| WMC | 270213 | DEN 97 | 437 | 569 | | |
| WMC | 270214 | DEN 98 | 437 | 570 | | |
| WMC | 270215 | DEN 99 | 437 | 571 | | |
| WMC | 270216 | DEN 100 | 437 | 572 | | |
| WMC | 270217 | DEN 101 | 437 | 573 | | |
| WMC | 270218 | DEN 102 | 437 | 574 | | |
| WMC | 270219 | DEN 103 | 437 | 575 | | |
| WMC | 270220 | DEN 104 | 437 | 576 | | |
| WMC | 270221 | DEN 105 | 437 | 577 | | |
| WMC | 270222 | DEN 106 | 437 | 578 | | |
| WMC | 270223 | DEN 107 | 437 | 579 | | |
| WMC | 270224 | DEN 108 | 437 | 580 | | |
| WMC | 270225 | DEN 109 | 437 | 581 | | |
| WMC | 270226 | DEN 110 | 437 | 582 | | |
| WMC | 270227 | DEN 111 | 437 | 583 | | |
| WMC | 270228 | DEN 112 | 437 | 584 | | |
| WMC | 270229 | DEN 113 | 437 | 585 | | |
| WMC | 270230 | DEN 114 | 437 | 586 | | |
| WMC | 270231 | DEN 115 | 437 | 587 | | |
| WMC | 270232 | DEN 116 | 437 | 588 | | |
| WMC | 270233 | DEN 117 | 437 | 589 | | |
| WMC | 270234 | DEN 118 | 437 | 590 | | |
| WMC | 270243 | DEN 127 | 437 | 599 | | |
| WMC | 270244 | DEN 128 | 437 | 600 | | |
| WMC | 270245 | DEN 129 | 437 | 601 | | |
| WMC | 270246 | DEN 130 | 437 | 602 | | |
| WMC | 270247 | DEN 131 | 437 | 603 | | |
| WMC | 270248 | DEN 132 | 437 | 604 | | |
| WMC | 270249 | DEN 133 | 437 | 605 | | |
| WMC | 270250 | DEN 134 | 437 | 606 | | |
| WMC | 270251 | DEN 135 | 437 | 607 | | |
| WMC | 270252 | DEN 136 | 437 | 608 | | |
| WMC | 270253 | DEN 137 | 437 | 609 | | |
| WMC | 270254 | DEN 138 | 437 | 610 | | |
| WMC | 270256 | DEN 140 | 437 | 612 | | |
| WMC | 270259 | DEN 143 | 437 | 615 | | |
| WMC | 270260 | DEN 144 | 437 | 616 | | |
| WMC | 270261 | DEN 145 | 437 | 617 | | |
| WMC | 270262 | DEN 146 | 437 | 618 | | |
| WMC | 270263 | DEN 147 | 437 | 619 | | |
| WMC | 270264 | DEN 148 | 437 | 620 | | |
| WMC | 270265 | DEN 149 | 437 | 621 | | |
| WMC | 270266 | DEN 150 | 437 | 622 | | |
| WMC | 270267 | DEN 151 | 437 | 623 | | |
| WMC | 270268 | DEN 152 | 437 | 624 | | |
| WMC | 270269 | DEN 153 | 437 | 625 | | |
| WMC | 270270 | DEN 154 | 437 | 626 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270273 | DEN 157 | 437 | 629 | | |
| WMC | 270274 | DEN 158 | 437 | 630 | | |
| WMC | 270275 | DEN 159 | 437 | 631 | | |
| WMC | 270276 | DEN 160 | 437 | 632 | | |
| WMC | 270277 | DEN 161 | 437 | 633 | | |
| WMC | 270278 | DEN 162 | 437 | 634 | | |
| WMC | 270279 | DEN 163 | 437 | 635 | | |
| WMC | 270280 | DEN 164 | 437 | 636 | | |
| WMC | 270281 | DEN 165 | 437 | 637 | | |
| WMC | 270282 | DEN 166 | 437 | 638 | | |
| WMC | 270283 | DEN 167 | 437 | 639 | | |
| WMC | 270284 | DEN 168 | 437 | 640 | | |
| WMC | 270285 | DEN 169 | 437 | 641 | | |
| WMC | 270286 | DEN 170 | 437 | 642 | | |
| WMC | 270287 | DEN 171 | 437 | 643 | | |
| WMC | 270288 | DEN 172 | 437 | 644 | | |
| WMC | 270289 | OGDEN 13 | 437 | 645 | | |
| WMC | 270290 | OGDEN 14 | 437 | 647 | | |
| WMC | 270291 | OGDEN 15 | 437 | 648 | | |
| WMC | 270292 | OGDEN 16 | 437 | 649 | | |
| WMC | 270293 | OGDEN 17 | 437 | 650 | | |
| WMC | 270294 | OGDEN 18 | 437 | 651 | | |
| WMC | 270295 | OGDEN 19 | 437 | 652 | | |
| WMC | 270296 | OGDEN 20 | 437 | 653 | | |
| WMC | 270297 | OGDEN 21 | 437 | 654 | | |
| WMC | 270298 | OGDEN 22 | 437 | 655 | | |
| WMC | 270299 | OGDEN 23 | 437 | 656 | | |
| WMC | 270300 | OGDEN 24 | 437 | 657 | | |
| WMC | 270301 | OGDEN 25 | 437 | 658 | | |
| WMC | 270302 | OGDEN 26 | 437 | 659 | | |
| WMC | 270303 | OGDEN 27 | 437 | 660 | | |
| WMC | 270304 | OGDEN 28 | 437 | 661 | | |
| WMC | 270305 | OGDEN 29 | 437 | 662 | | |
| WMC | 270306 | OGDEN 30 | 437 | 663 | | |
| WMC | 270307 | OGDEN 31 | 437 | 664 | | |
| WMC | 270308 | OGDEN 32 | 437 | 665 | | |
| WMC | 270309 | OGDEN 33 | 437 | 666 | | |
| WMC | 270310 | OGDEN 34 | 437 | 667 | | |
| WMC | 270311 | OGDEN 35 | 437 | 668 | | |
| WMC | 270312 | OGDEN 36 | 437 | 669 | | |
| WMC | 270313 | OGDEN 37 | 437 | 670 | | |
| WMC | 270314 | OGDEN 38 | 437 | 671 | | |
| WMC | 270315 | OGDEN 39 | 437 | 672 | | |
| WMC | 270316 | OGDEN 40 | 437 | 673 | | |
| WMC | 270320 | OGDEN 44 | 437 | 677 | | |
| WMC | 270321 | OGDEN 45 | 437 | 678 | | |
| WMC | 270322 | OGDEN 46 | 437 | 679 | | |
| WMC | 270323 | OGDEN 47 | 437 | 680 | | |
| WMC | 270324 | OGDEN 48 | 437 | 681 | | |

|  | BLM Serial Number | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270325 | OGDEN 49 | 437 | 682 | | |
| WMC | 270326 | OGDEN 50 | 437 | 683 | | |
| WMC | 270330 | OGDEN 54 | 437 | 687 | | |
| WMC | 270331 | OGDEN 55 | 437 | 688 | | |
| WMC | 270332 | OGDEN 56 | 437 | 689 | | |
| WMC | 270333 | OGDEN 57 | 437 | 690 | | |
| WMC | 270334 | OGDEN 58 | 437 | 691 | | |
| WMC | 270335 | OGDEN 59 | 437 | 692 | | |
| WMC | 270336 | OGDEN 60 | 437 | 693 | | |
| WMC | 270337 | OGDEN 61 | 437 | 694 | | |
| WMC | 270338 | OGDEN 62 | 437 | 695 | | |
| WMC | 270339 | OGDEN 63 | 437 | 696 | | |
| WMC | 270340 | OGDEN 64 | 437 | 697 | | |
| WMC | 270341 | OGDEN 65 | 437 | 698 | | |
| WMC | 270342 | OGDEN 66 | 437 | 699 | 441 | 88 |
| WMC | 270343 | OGDEN 67 | 437 | 700 | | |
| WMC | 270344 | OGDEN 68 | 437 | 701 | | |
| WMC | 270345 | OGDEN 69 | 437 | 702 | | |
| WMC | 270346 | OGDEN 70 | 437 | 703 | | |
| WMC | 270347 | OGDEN 71 | 437 | 704 | | |
| WMC | 270348 | OGDEN 72 | 437 | 705 | | |
| WMC | 270349 | OGDEN 73 | 437 | 706 | | |
| WMC | 270350 | OGDEN 74 | 437 | 707 | | |
| WMC | 270351 | OGDEN 75 | 437 | 708 | | |
| WMC | 270352 | OGDEN 76 | 437 | 709 | | |
| WMC | 270353 | OGDEN 77 | 437 | 710 | | |
| WMC | 270354 | OGDEN 78 | 437 | 711 | | |
| WMC | 270355 | OGDEN 79 | 437 | 712 | | |
| WMC | 270356 | OGDEN 80 | 437 | 713 | | |
| WMC | 270357 | OGDEN 81 | 437 | 714 | | |
| WMC | 270358 | OGDEN 82 | 437 | 715 | | |
| WMC | 270359 | OGDEN 83 | 437 | 716 | | |
| WMC | 270360 | OGDEN 84 | 437 | 717 | | |
| WMC | 270361 | OGDEN 85 | 437 | 718 | | |
| WMC | 270362 | OGDEN 86 | 437 | 719 | | |
| WMC | 270363 | OGDEN 87 | 437 | 720 | | |
| WMC | 270364 | OGDEN 1A | 437 | 721 | | |
| WMC | 270365 | OGDEN 7A | 437 | 722 | | |

**Exhibit C**

When recorded, return to:

**Newmont North America Exploration Limited**
6363 South Fiddlers Green Circle
Greenwood Village, CO 80111
Attn: Director, Land

## QUITCLAIM DEED

This Quitclaim Deed is entered into effective May 14, 2010 ("Effective Date"), and is from Newmont North America Exploration Limited, a Delaware corporation whose address is 6363 South Fiddlers Green Circle, Greenwood Village, CO 80111 ("Grantor"), to Paso Rico (USA), Inc., a Wyoming corporation whose address is Suite 410 – 325 Howe Street, Vancouver, BC V6C 1Z7 ("Grantee").

## RECITALS

Grantor and Grantee entered into that certain Bearlodge Venture Agreement (the "Venture Agreement"), dated effective as of June 1, 2006 a memorandum of which was recorded on September 25, 2006, as No. 58439 Photo Book 449 Page 0218 of the Official Records of Crook County, Wyoming, covering certain rights in and to unpatented mining claims, a Wyoming State Lease, and any property acquired pursuant to the terms of the Venture Agreement within the Area of Interest defined in the Venture Agreement, all as described in Exhibit A , Parts 1-3, attached hereto and made a part hereof ( collectively, the "Properties").

By that certain Termination of Bearlodge Venture and Right of First Refusal of even date herewith ("Termination Agreement"), Grantor and Grantee have agreed to terminate the Venture Agreement as of the Effective Date and execute this Quitclaim Deed.

## WITNESSETH:

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the rights and obligations of Grantor and Grantee under the Termination Agreement, Grantor quitclaims, conveys and releases to Grantee, Grantee's successors and assigns, all right, title and interest of Grantor in and to the Properties.

TO HAVE AND TO HOLD the same unto said Grantee, and Grantee's successors and assigns, forever. This grant is subject to Grantor's right of first refusal for a period of five (5) years from the Effective Date as provided in the Termination Agreement.

1. This Quitclaim Deed shall be governed by the laws of the State of Wyoming.

2. This Quitclaim Deed is subject to the terms of the Termination Agreement, including without limitation a Right of First Refusal in favor of Grantor with respect to a proposed sale or transfer of the Claims by Grantee its successor and assigns for a period of five (5) years from the Effective Date.

THIS QUITCLAIM DEED IS MADE WITHOUT WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY. GRANTEE IS ACQUIRING THE PROPERTIES "AS IS" WITHOUT WARRANTY OF ANY KIND AS TO THE CONDITION, SUITABILITY OR USABILITY OF THE PROPERTIES FOR ANY PURPOSE, WHICH GRANTEE ACKNOWLEDGES SPECIFICALLY APPLIES WITH RESPECT TO THE ENVIRONMENTAL CONDITION OF THE PROPERTIES, AND ALL COMMON LAW OR STATUTORY CLAIMS WITH RESPECT THERETO. GRANTEE ASSUMES THE RISK OF ANY ENVIRONMENTAL CONTAMINATION, HAZARDOUS SUBSTANCES OR OTHER CONDITIONS ON OR RELATED TO THE PROPERTIES.

IN WITNESS WHEREOF, Grantor and Grantee have caused this Quitclaim Deed to be executed on the date set out above.

Grantor:
Newmont North America Exploration Limited

By:_____

Name: _____

Title:_____

Grantee:
Paso Rico (USA), Inc.

By:_____

Name: _____

Title:_____

STATE OF_____)
                                )
COUNTY OF_____)

       On this ____ day of _____, ____, personally appeared before me, a Notary Public, _____, a _____of Newmont North America Exploration Limited, personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of Newmont North America Exploration Limited.

 

                                                         _____
                                                             Notary Public

My Commission Expires:

_____

 

STATE OF_____)
                                )
COUNTY OF_____)

       On this ____ day of _____, ____, personally appeared before me, a Notary Public _____, a _____ of Paso Rico (USA), Inc., personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of Paso Rico (USA), Inc.

                                                         _____
                                                             Notary Public

My Commission Expires:

_____

# Exhibit A

## "Properties"

### PART 1 - State of Wyoming Mineral Lease

State Section Mineral Lease # 0-40946, for Section 16, Township 52 North, Range 63 West, 6th Principal Meridian, Crook County, Wyoming.

### PART 2 – Mining Claims

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 247983 | BL 59 | 327 | 382 | | |
| WMC | 247984 | BL 60 | 327 | 383 | | |
| WMC | 247985 | BL 61 | 327 | 384 | | |
| WMC | 247986 | BL 62 | 327 | 385 | | |
| WMC | 247987 | BL 63 | 327 | 386 | | |
| WMC | 247988 | BL 64 | 327 | 387 | | |
| WMC | 247989 | BL 65 | 327 | 388 | | |
| WMC | 247996 | BL 72 | 327 | 395 | | |
| WMC | 247997 | BL 73 | 327 | 396 | | |
| WMC | 247998 | BL 74 | 327 | 397 | | |
| WMC | 247999 | BL 75 | 327 | 398 | | |
| WMC | 248000 | BL 76 | 327 | 399 | | |
| WMC | 248001 | BL 77 | 327 | 400 | | |
| WMC | 248002 | BL 78 | 327 | 401 | | |
| WMC | 249541 | BL 305 | 337 | 200 | 339 | 20 |
| WMC | 249542 | BL 306 | 337 | 201 | 339 | 21 |
| WMC | 249543 | BL 307 | 337 | 202 | 339 | 22 |
| WMC | 249544 | BL 308 | 337 | 203 | 339 | 23 |
| WMC | 249545 | BL 309 | 337 | 204 | 339 | 24 |
| WMC | 249551 | BL 315 | 337 | 210 | 339 | 27 |
| WMC | 249552 | BL 316 | 337 | 211 | 339 | 28 |
| WMC | 249553 | BL 317 | 337 | 212 | 339 | 29 |
| WMC | 249554 | BL 318 | 337 | 213 | 339 | 30 |
| WMC | 255183 | ZAP # 1 | 370 | 161 | | |
| WMC | 255184 | ZAP # 2 | 370 | 162 | | |
| WMC | 255185 | ZAP # 3 | 370 | 163 | | |
| WMC | 262061 | BL 15 | 425 | 228 | | |
| WMC | 262062 | BL 16 | 425 | 229 | | |
| WMC | 262063 | BL 17 | 425 | 230 | | |
| WMC | 262064 | BL 18 | 425 | 231 | | |
| WMC | 262065 | BL 19 | 425 | 232 | | |
| WMC | 262066 | BL 20 | 425 | 233 | | |
| WMC | 262067 | BL 21 | 425 | 234 | | |
| WMC | 262068 | BL 22 | 425 | 235 | | |
| WMC | 262069 | BL 23 | 425 | 274 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 262070 | BL 24 | 425 | 273 | | |
| WMC | 262071 | BL 25 | 425 | 272 | | |
| WMC | 262072 | BL 26 | 425 | 271 | | |
| WMC | 262073 | BL 28 | 425 | 270 | | |
| WMC | 262074 | BL 29 | 425 | 269 | | |
| WMC | 262075 | BL 30 | 425 | 268 | | |
| WMC | 262076 | BL 31 | 425 | 267 | | |
| WMC | 262077 | BL 32 | 425 | 266 | | |
| WMC | 262078 | BL 33 | 425 | 265 | | |
| WMC | 262082 | BL 37 | 425 | 261 | | |
| WMC | 262083 | BL 38 | 425 | 260 | | |
| WMC | 262084 | BL 39 | 425 | 259 | | |
| WMC | 262085 | BL 45 | 425 | 258 | | |
| WMC | 262086 | BL 46 | 425 | 257 | | |
| WMC | 262090 | BL 50 | 425 | 253 | | |
| WMC | 262091 | BL 51 | 425 | 252 | | |
| WMC | 262092 | BL 52 | 425 | 251 | | |
| WMC | 262093 | BL 85 | 425 | 250 | | |
| WMC | 262094 | BL 86 | 425 | 249 | | |
| WMC | 262095 | BL 87 | 425 | 248 | | |
| WMC | 262096 | BL 88 | 425 | 247 | | |
| WMC | 262097 | BL 89 | 425 | 246 | | |
| WMC | 262098 | BL 90 | 425 | 245 | | |
| WMC | 262099 | BL 91 | 425 | 244 | | |
| WMC | 262100 | BL 300 | 425 | 243 | | |
| WMC | 262101 | BL 301 | 425 | 242 | | |
| WMC | 262102 | BL 302 | 425 | 241 | | |
| WMC | 262103 | BL 304 | 425 | 240 | | |
| WMC | 262104 | BL 310 | 425 | 239 | | |
| WMC | 262105 | BL 313 | 425 | 238 | | |
| WMC | 262106 | BL 314 | 425 | 237 | | |
| WMC | 262107 | BL 319 | 425 | 236 | | |
| WMC | 270381 | IVAN 1 | 436 | 328 | | |
| WMC | 270382 | IVAN 2 | 436 | 330 | | |
| WMC | 270383 | IVAN 3 | 436 | 320 | | |
| WMC | 270384 | IVAN 4 | 436 | 321 | | |
| WMC | 270385 | IVAN 5 | 436 | 322 | | |
| WMC | 270386 | IVAN 7 | 436 | 323 | | |
| WMC | 270387 | IVAN 8 | 436 | 324 | | |
| WMC | 270388 | IVAN 9 | 436 | 325 | | |
| WMC | 270389 | IVAN 10 | 436 | 326 | | |
| WMC | 270390 | IVAN 11 | 436 | 327 | | |
| WMC | 270391 | IVAN 13 | 436 | 319 | | |
| WMC | 270392 | IVAN 14 | 436 | 318 | | |
| WMC | 270393 | IVAN 15 | 436 | 317 | | |
| WMC | 270394 | IVAN 16 | 436 | 316 | | |
| WMC | 270395 | IVAN 17 | 436 | 315 | | |
| WMC | 270396 | IVAN 19 | 436 | 314 | | |
| WMC | 270397 | IVAN 20 | 436 | 313 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270398 | IVAN 21 | 436 | 312 | | |
| WMC | 270399 | IVAN 22 | 436 | 311 | | |
| WMC | 270400 | IVAN 23 | 436 | 310 | | |
| WMC | 275672 | SUN 9 | 444 | 89 | | |
| WMC | 275673 | SUN 10 | 444 | 90 | | |
| WMC | 275674 | SUN 11 | 444 | 91 | | |
| WMC | 275675 | SUN 12 | 444 | 92 | | |
| WMC | 275676 | SUN 13 | 444 | 93 | | |
| WMC | 275677 | SUN 14 | 444 | 94 | | |
| WMC | 275678 | SUN 15 | 444 | 95 | | |
| WMC | 275679 | SUN 16 | 444 | 96 | | |
| WMC | 275680 | SUN 17 | 444 | 97 | | |
| WMC | 275697 | SUN 34 | 444 | 114 | | |
| WMC | 275698 | SUN 35 | 444 | 115 | | |
| WMC | 275699 | SUN 36 | 444 | 116 | | |
| WMC | 275700 | SUN 37 | 444 | 117 | | |
| WMC | 275701 | SUN 38 | 444 | 118 | | |
| WMC | 275702 | SUN 39 | 444 | 119 | | |
| WMC | 275703 | SUN 40 | 444 | 120 | | |
| WMC | 275704 | SUN 41 | 444 | 121 | | |
| WMC | 275716 | SUN 53 | 444 | 133 | | |
| WMC | 275718 | SUN 55 | 444 | 135 | | |
| WMC | 275720 | SUN 57 | 444 | 137 | | |
| WMC | 275721 | SUN 58 | 444 | 138 | | |
| WMC | 275722 | SUN 59 | 444 | 139 | | |
| WMC | 275723 | SUN 60 | 444 | 140 | | |
| WMC | 275724 | SUN 61 | 444 | 141 | | |
| WMC | 275725 | SUN 62 | 444 | 142 | | |
| WMC | 275726 | SUN 63 | 444 | 143 | | |
| WMC | 275727 | SUN 64 | 444 | 144 | | |
| WMC | 275728 | SUN 65 | 444 | 145 | | |
| WMC | 275729 | SUN 66 | 444 | 146 | | |
| WMC | 275730 | SUN 67 | 444 | 147 | | |
| WMC | 275731 | SUN 68 | 444 | 148 | | |
| WMC | 275732 | SUN 69 | 444 | 149 | | |
| WMC | 275733 | SUN 70 | 444 | 150 | | |
| WMC | 275734 | SUN 71 | 444 | 151 | | |
| WMC | 275735 | SUN 72 | 444 | 152 | | |
| WMC | 275736 | SUN 73 | 444 | 153 | | |
| WMC | 275737 | SUN 74 | 444 | 154 | | |
| WMC | 275746 | SUN 83 | 444 | 163 | | |
| WMC | 275748 | SUN 85 | 444 | 165 | | |
| WMC | 275750 | SUN 87 | 444 | 167 | | |
| WMC | 275751 | SUN 88 | 444 | 168 | | |
| WMC | 275752 | SUN 89 | 444 | 169 | | |
| WMC | 275753 | SUN 90 | 444 | 170 | | |
| WMC | 275754 | SUN 91 | 444 | 171 | | |
| WMC | 275755 | SUN 92 | 444 | 172 | | |
| WMC | 275756 | SUN 93 | 444 | 173 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 275757 | SUN 94 | 444 | 174 | | |
| WMC | 275758 | SUN 95 | 444 | 175 | | |
| WMC | 275759 | SUN 96 | 444 | 176 | | |
| WMC | 275760 | SUN 97 | 444 | 177 | | |
| WMC | 275761 | SUN 98 | 444 | 178 | | |
| WMC | 275762 | SUN 99 | 444 | 179 | | |
| WMC | 275763 | SUN 100 | 444 | 180 | | |
| WMC | 275764 | SUN 101 | 444 | 181 | | |
| WMC | 275765 | SUN 102 | 444 | 182 | | |
| WMC | 275766 | SUN 103 | 444 | 183 | | |
| WMC | 275767 | SUN 104 | 444 | 184 | | |
| WMC | 275768 | SUN 105 | 444 | 185 | | |
| WMC | 275769 | SUN 106 | 444 | 186 | | |
| WMC | 275770 | SUN 107 | 444 | 187 | | |
| WMC | 275771 | SUN 108 | 444 | 188 | | |
| WMC | 275772 | SUN 109 | 444 | 189 | | |
| WMC | 275773 | SUN 110 | 444 | 190 | | |
| WMC | 275774 | SUN 111 | 444 | 191 | | |
| WMC | 275775 | SUN 112 | 444 | 192 | | |
| WMC | 275776 | SUN 113 | 444 | 193 | | |
| WMC | 275777 | SUN 114 | 444 | 194 | | |
| WMC | 275778 | SUN 115 | 444 | 195 | | |
| WMC | 275779 | SUN 116 | 444 | 196 | | |
| WMC | 289356 | WHITE 1 | 461 | 661-662 | | |
| WMC | 289357 | WHITE 2 | 461 | 663 | | |
| WMC | 289358 | WHITE 3 | 461 | 664 | | |
| WMC | 289359 | WHITE 4 | 461 | 665 | | |
| WMC | 289360 | WHITE 5 | 461 | 666 | | |
| WMC | 289361 | WHITE 6 | 461 | 667 | | |

## PART 3

Area of Interest


T53N
T52N
R64W
R63W
VENTURE AGREEMENT
AREA OF INTEREST
BOUNDARY
Homestead Entry Survey
Mineral Survey No. 474
NORTH

Newmont Mining Corporation
BEAR LODGE JOINT VENTURE
T.51-52N., R.63W., 6th P.M.
Crook County, Wyoming

## Exhibit D

When recorded, return to:

**Newmont North America Exploration Limited**
6363 South Fiddlers Green Circle
Greenwood Village, CO 80111
Attn: Director, Land

## QUITCLAIM DEED

This Quitclaim Deed (this "Quitclaim Deed") is entered into effective as of May 14th, 2010, ("Effective Date") and is from Newmont North America Exploration Limited, a Delaware corporation whose address is 6363 South Fiddlers Green Circle, Greenwood Village, CO 80111 ("Grantor"), to Paso Rico (USA), Inc., a Wyoming corporation whose address is Suite 410 – 325 Howe Street, Vancouver, BC V6C 1Z7 ("Grantee").

## RECITALS

Grantor and Grantee entered into that certain Bearlodge Venture Agreement (the "Venture Agreement"), dated effective as of June 1, 2006 a memorandum of which was recorded on September 25, 2006, as No. 58439 Photo Book 449 Page 0218 of the Official Records of Crook County, Wyoming, covering various properties.

By that certain Termination of Bearlodge Venture and Right of First Refusal of even date herewith ("Termination Agreement"), Grantor and Grantee have agreed to terminate the Venture Agreement, execute this Quitclaim Deed, and execute a Royalty Deed and Agreement granting to Grantor a royalty on minerals produced from the unpatented mining claims described in Exhibit A to this Quitclaim Deed ("the Claims").

## WITNESSETH:

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the rights and obligations of Grantor and Grantee under the Termination Agreement and the Royalty Deed and Agreement, Grantor quitclaims and surrenders to Grantee, Grantee's successors and assigns, all right, title and interest of Grantor in and to the Claims.

TO HAVE AND TO HOLD the same unto Grantee, and its successors and assigns forever.

1. This Quitclaim Deed shall be governed by the laws of the State of Wyoming.

2. This Quitclaim Deed is subject to the terms of the Termination Agreement, including without limitation a Right of First Refusal in favor of Grantor with respect to any proposed sale or transfer of the Claims by Grantee its successors and assigns for a period of five (5) years from the Effective Date.

3. This Quitclaim Deed is subject to the terms of that certain Consulting Agreement dated April 8, 2004 between Grantor and Bronco Creek Exploration and Mining Incorporated, a copy attached hereto as Exhibit B (the "Consulting Agreement") and Grantee assumes all obligations of Grantor under the Consulting Agreement with respect to the Claims, including the obligation to pay any additional Success Services Compensation, as provided therein.

4. This Quitclaim Deed is subject to the terms of that Royalty Deed and Agreement of even date herewith by and between Grantor and Grantee.

THIS QUITCLAIM DEED IS MADE WITHOUT WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY. GRANTEE IS ACQUIRING THE CLAIMS "AS IS" WITHOUT WARRANTY OF ANY KIND AS TO THE CONDITION, SUITABILITY OR USABILITY OF THE CLAIMS FOR ANY PURPOSE, WHICH GRANTEE ACKNOWLEDGES SPECIFICALLY APPLIES WITH RESPECT TO THE ENVIRONMENTAL CONDITION OF THE CLAIMS, AND ALL COMMON LAW OR STATUTORY CLAIMS WITH RESPECT THERETO. GRANTEE ASSUMES THE RISK OF ANY ENVIRONMENTAL CONTAMINATION, HAZARDOUS SUBSTANCES OR OTHER CONDITIONS ON OR RELATED TO THE CLAIMS.

IN WITNESS WHEREOF, Grantor and Grantee have caused this Quitclaim Deed to be executed on the Effective Date set forth above.

Grantor:

Newmont North America Exploration
Limited
a Delaware corporation

By:_____

Name:_____

Title:_____

Grantee:

Paso Rico (USA), Inc.

By:_____

Name:_____

Title:_____


STATE OF_____)
                               )
COUNTY OF_____)

       On this ___ day of _____, ____, personally appeared before me, a Notary Public, _____, a _____ of Newmont North America Exploration Limited, personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of Newmont North America Exploration Limited.


_____
                               Notary Public

My Commission Expires:


_____


STATE OF_____)
                               )
COUNTY OF_____)


       On this ___ day of _____, ____, personally appeared before me, a Notary Public, _____, a _____ of Paso Rico (USA), Inc., personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of to Paso Rico (USA), Inc.


_____
                               Notary Public

My Commission Expires: _____

## Exhibit A
## to Quitclaim Deed
## Newmont North America Exploration Limited to Paso Rico (USA), Inc.
## Claims

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260907 | COLE-7 | 423 | 493 | | |
| WMC | 260908 | COLE-8 | 423 | 494 | | |
| WMC | 260909 | COLE-9 | 423 | 495 | | |
| WMC | 260910 | COLE-10 | 423 | 496 | | |
| WMC | 260911 | COLE-11 | 423 | 497 | | |
| WMC | 260912 | COLE-12 | 423 | 498 | | |
| WMC | 260913 | COLE-13 | 423 | 499 | | |
| WMC | 260914 | COLE-14 | 423 | 500 | | |
| WMC | 260915 | COLE-15 | 423 | 501 | | |
| WMC | 260916 | COLE-16 | 423 | 502 | | |
| WMC | 260917 | COLE-17 | 423 | 503 | | |
| WMC | 260918 | COLE-18 | 423 | 504 | | |
| WMC | 260920 | COLE-20 | 423 | 506 | | |
| WMC | 260922 | COLE-22 | 423 | 508 | | |
| WMC | 260924 | COLE-24 | 423 | 510 | | |
| WMC | 260926 | COLE-26 | 423 | 512 | | |
| WMC | 260927 | COLE-27 | 423 | 513 | | |
| WMC | 260928 | COLE-28 | 423 | 514 | | |
| WMC | 260929 | COLE-29 | 423 | 515 | | |
| WMC | 260930 | COLE-30 | 423 | 516 | | |
| WMC | 260931 | COLE-31 | 423 | 517 | | |
| WMC | 260932 | COLE-32 | 423 | 518 | | |
| WMC | 260933 | COLE-33 | 423 | 519 | | |
| WMC | 260934 | COLE-34 | 423 | 520 | | |
| WMC | 260935 | COLE-35 | 423 | 521 | | |
| WMC | 260936 | COLE-36 | 423 | 522 | | |
| WMC | 260937 | COLE-37 | 423 | 523 | | |
| WMC | 260938 | COLE-38 | 423 | 524 | | |
| WMC | 260939 | COLE-39 | 423 | 525 | | |
| WMC | 260940 | COLE-40 | 423 | 526 | | |
| WMC | 260941 | COLE-41 | 423 | 527 | | |
| WMC | 260942 | COLE-42 | 423 | 528 | | |
| WMC | 260943 | COLE-43 | 423 | 529 | | |
| WMC | 260944 | COLE-44 | 423 | 530 | | |
| WMC | 260945 | COLE-45 | 423 | 531 | | |
| WMC | 260946 | COLE-46 | 423 | 532 | | |
| WMC | 260947 | COLE-47 | 423 | 533 | | |
| WMC | 260948 | COLE-48 | 423 | 534 | | |
| WMC | 260949 | COLE-49 | 423 | 535 | | |
| WMC | 260950 | COLE-50 | 423 | 536 | | |
| WMC | 260951 | COLE-51 | 423 | 537 | | |
| WMC | 260952 | COLE-52 | 423 | 538 | | |
| WMC | 260953 | COLE-53 | 423 | 539 | | |
| WMC | 260954 | COLE-54 | 423 | 540 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260955 | COLE-55 | 423 | 541 | | |
| WMC | 260956 | COLE-56 | 423 | 542 | | |
| WMC | 260957 | COLE-57 | 423 | 543 | | |
| WMC | 260958 | COLE-58 | 423 | 544 | | |
| WMC | 260959 | COLE-59 | 423 | 545 | | |
| WMC | 260960 | COLE-60 | 423 | 546 | | |
| WMC | 260961 | COLE-61 | 423 | 547 | | |
| WMC | 260962 | COLE-62 | 423 | 548 | | |
| WMC | 260963 | REU-1 | 423 | 549 | | |
| WMC | 260964 | REU-2 | 423 | 551 | | |
| WMC | 260965 | REU-3 | 423 | 552 | | |
| WMC | 260966 | REU-4 | 423 | 553 | | |
| WMC | 260967 | REU-5 | 423 | 554 | | |
| WMC | 260968 | REU-6 | 423 | 555 | | |
| WMC | 260969 | REU-7 | 423 | 556 | | |
| WMC | 260970 | REU-8 | 423 | 557 | | |
| WMC | 260971 | REU-9 | 423 | 558 | | |
| WMC | 260972 | REU-10 | 423 | 559 | | |
| WMC | 260973 | REU-11 | 423 | 560 | | |
| WMC | 260974 | REU-12 | 423 | 561 | | |
| WMC | 260975 | REU-13 | 423 | 562 | | |
| WMC | 260976 | REU-14 | 423 | 563 | | |
| WMC | 260977 | REU-15 | 423 | 564 | | |
| WMC | 260978 | REU-16 | 423 | 565 | | |
| WMC | 260979 | REU-17 | 423 | 566 | | |
| WMC | 260980 | REU-18 | 423 | 567 | | |
| WMC | 260981 | REU-19 | 423 | 568 | | |
| WMC | 260982 | REU-20 | 423 | 569 | | |
| WMC | 260984 | REU-22 | 423 | 571 | | |
| WMC | 260986 | REU-24 | 423 | 573 | | |
| WMC | 260988 | REU-26 | 423 | 575 | | |
| WMC | 260990 | REU-28 | 423 | 577 | | |
| WMC | 260992 | REU-30 | 423 | 579 | | |
| WMC | 260994 | REU-32 | 423 | 581 | | |
| WMC | 260999 | REU-37 | 423 | 586 | | |
| WMC | 261000 | REU-38 | 423 | 587 | | |
| WMC | 261001 | REU-39 | 423 | 588 | | |
| WMC | 261002 | REU-40 | 423 | 589 | | |
| WMC | 261003 | REU-41 | 423 | 590 | | |
| WMC | 261004 | REU-42 | 423 | 591 | | |
| WMC | 261005 | REU-43 | 423 | 592 | | |
| WMC | 261006 | REU-44 | 423 | 593 | | |
| WMC | 261007 | REU-45 | 423 | 594 | | |
| WMC | 261008 | REU-46 | 423 | 595 | | |
| WMC | 261009 | REU-47 | 423 | 596 | | |
| WMC | 261010 | REU-48 | 423 | 597 | | |
| WMC | 261011 | REU-49 | 423 | 598 | | |
| WMC | 261012 | REU-50 | 423 | 599 | | |
| WMC | 261013 | REU-51 | 423 | 600 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 261014 | REU-52 | 423 | 601 | | |
| WMC | 261015 | REU-53 | 423 | 602 | | |
| WMC | 261016 | REU-54 | 423 | 603 | | |
| WMC | 261017 | REU-55 | 423 | 604 | | |
| WMC | 261018 | REU-56 | 423 | 605 | | |
| WMC | 261019 | REU-57 | 423 | 606 | | |
| WMC | 261020 | REU-58 | 423 | 607 | | |
| WMC | 261021 | REU-59 | 423 | 608 | | |
| WMC | 261022 | REU-60 | 423 | 609 | | |
| WMC | 261023 | REU-61 | 423 | 610 | | |
| WMC | 261024 | REU-62 | 423 | 611 | | |
| WMC | 261025 | REU-63 | 423 | 612 | | |
| WMC | 261026 | REU-64 | 423 | 613 | | |
| WMC | 261027 | REU-65 | 423 | 614 | | |
| WMC | 261028 | REU-66 | 423 | 615 | | |
| WMC | 261029 | REU-67 | 423 | 616 | | |
| WMC | 261030 | REU-68 | 423 | 617 | | |
| WMC | 261031 | REU-69 | 423 | 618 | | |
| WMC | 261032 | REU-70 | 423 | 619 | | |
| WMC | 261033 | REU-71 | 423 | 620 | | |
| WMC | 261034 | REU-72 | 423 | 621 | | |
| WMC | 261035 | REU-73 | 423 | 622 | | |
| WMC | 261036 | REU-74 | 423 | 623 | | |
| WMC | 261037 | REU-75 | 423 | 624 | | |
| WMC | 261038 | REU-76 | 423 | 625 | | |
| WMC | 261039 | REU-77 | 423 | 626 | | |
| WMC | 261040 | REU-78 | 423 | 627 | | |
| WMC | 268910 | COLE 63 | 436 | 160 | | |
| WMC | 268911 | COLE 64 | 436 | 162 | | |
| WMC | 268912 | COLE 65 | 436 | 163 | | |
| WMC | 268913 | COLE 66 | 436 | 164 | | |
| WMC | 268914 | COLE 67 | 436 | 165 | | |
| WMC | 268915 | COLE 68 | 436 | 166 | | |
| WMC | 268916 | COLE 69 | 436 | 167 | | |
| WMC | 268917 | COLE 70 | 436 | 168 | | |
| WMC | 268918 | COLE 71 | 436 | 169 | | |
| WMC | 268919 | COLE 72 | 436 | 170 | | |
| WMC | 268920 | COLE 73 | 436 | 171 | | |
| WMC | 268921 | COLE 74 | 436 | 172 | | |
| WMC | 268922 | OGDEN 1 | 436 | 147 | | |
| WMC | 268923 | OGDEN 2 | 436 | 149 | | |
| WMC | 268924 | OGDEN 3 | 436 | 150 | | |
| WMC | 268925 | OGDEN 4 | 436 | 151 | | |
| WMC | 268926 | OGDEN 5 | 436 | 152 | | |
| WMC | 268927 | OGDEN 6 | 436 | 153 | | |
| WMC | 268928 | OGDEN 7 | 436 | 154 | | |
| WMC | 268929 | OGDEN 8 | 436 | 155 | | |
| WMC | 268930 | OGDEN 9 | 436 | 156 | | |
| WMC | 268931 | OGDEN 10 | 436 | 157 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 268932 | OGDEN 11 | 436 | 158 | | |
| WMC | 268933 | OGDEN 12 | 436 | 159 | | |
| WMC | 270117 | DEN 1 | 437 | 468-470 | | |
| WMC | 270122 | DEN 6 | 437 | 475 | | |
| WMC | 270138 | DEN 22 | 437 | 491 | | |
| WMC | 270145 | DEN 29 | 437 | 498 | | |
| WMC | 270152 | DEN 36 | 437 | 505 | | |
| WMC | 270156 | DEN 40 | 437 | 510 | | |
| WMC | 270157 | DEN 41 | 437 | 511 | | |
| WMC | 270158 | DEN 42 | 437 | 512 | | |
| WMC | 270159 | DEN 43 | 437 | 513-514 | | |
| WMC | 270160 | DEN 44 | 437 | 515 | | |
| WMC | 270161 | DEN 45 | 437 | 516 | | |
| WMC | 270162 | DEN 46 | 437 | 517 | | |
| WMC | 270163 | DEN 47 | 437 | 518 | | |
| WMC | 270164 | DEN 48 | 437 | 519 | | |
| WMC | 270165 | DEN 49 | 437 | 520 | | |
| WMC | 270166 | DEN 50 | 437 | 521 | | |
| WMC | 270167 | DEN 51 | 437 | 522 | | |
| WMC | 270168 | DEN 52 | 437 | 523 | | |
| WMC | 270169 | DEN 53 | 437 | 524 | | |
| WMC | 270170 | DEN 54 | 437 | 525 | | |
| WMC | 270171 | DEN 55 | 437 | 526 | | |
| WMC | 270172 | DEN 56 | 437 | 527 | | |
| WMC | 270173 | DEN 57 | 437 | 528 | | |
| WMC | 270174 | DEN 58 | 437 | 529 | | |
| WMC | 270175 | DEN 59 | 437 | 530 | | |
| WMC | 270176 | DEN 60 | 437 | 531 | | |
| WMC | 270177 | DEN 61 | 437 | 532-533 | | |
| WMC | 270178 | DEN 62 | 437 | 534 | | |
| WMC | 270179 | DEN 63 | 437 | 535 | | |
| WMC | 270180 | DEN 64 | 437 | 536 | | |
| WMC | 270181 | DEN 65 | 437 | 537 | | |
| WMC | 270182 | DEN 66 | 437 | 538 | | |
| WMC | 270183 | DEN 67 | 437 | 539 | | |
| WMC | 270184 | DEN 68 | 437 | 540 | | |
| WMC | 270185 | DEN 69 | 437 | 541 | | |
| WMC | 270186 | DEN 70 | 437 | 542 | | |
| WMC | 270187 | DEN 71 | 437 | 543 | | |
| WMC | 270188 | DEN 72 | 437 | 544 | | |
| WMC | 270189 | DEN 73 | 437 | 545 | | |
| WMC | 270191 | DEN 75 | 437 | 547 | | |
| WMC | 270204 | DEN 88 | 437 | 560 | | |
| WMC | 270205 | DEN 89 | 437 | 561 | | |
| WMC | 270206 | DEN 90 | 437 | 562 | | |
| WMC | 270207 | DEN 91 | 437 | 563 | | |
| WMC | 270208 | DEN 92 | 437 | 564 | | |
| WMC | 270209 | DEN 93 | 437 | 565 | | |
| WMC | 270210 | DEN 94 | 437 | 566 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270211 | DEN 95 | 437 | 567 | | |
| WMC | 270212 | DEN 96 | 437 | 568 | | |
| WMC | 270213 | DEN 97 | 437 | 569 | | |
| WMC | 270214 | DEN 98 | 437 | 570 | | |
| WMC | 270215 | DEN 99 | 437 | 571 | | |
| WMC | 270216 | DEN 100 | 437 | 572 | | |
| WMC | 270217 | DEN 101 | 437 | 573 | | |
| WMC | 270218 | DEN 102 | 437 | 574 | | |
| WMC | 270219 | DEN 103 | 437 | 575 | | |
| WMC | 270220 | DEN 104 | 437 | 576 | | |
| WMC | 270221 | DEN 105 | 437 | 577 | | |
| WMC | 270222 | DEN 106 | 437 | 578 | | |
| WMC | 270223 | DEN 107 | 437 | 579 | | |
| WMC | 270224 | DEN 108 | 437 | 580 | | |
| WMC | 270225 | DEN 109 | 437 | 581 | | |
| WMC | 270226 | DEN 110 | 437 | 582 | | |
| WMC | 270227 | DEN 111 | 437 | 583 | | |
| WMC | 270228 | DEN 112 | 437 | 584 | | |
| WMC | 270229 | DEN 113 | 437 | 585 | | |
| WMC | 270230 | DEN 114 | 437 | 586 | | |
| WMC | 270231 | DEN 115 | 437 | 587 | | |
| WMC | 270232 | DEN 116 | 437 | 588 | | |
| WMC | 270233 | DEN 117 | 437 | 589 | | |
| WMC | 270234 | DEN 118 | 437 | 590 | | |
| WMC | 270243 | DEN 127 | 437 | 599 | | |
| WMC | 270244 | DEN 128 | 437 | 600 | | |
| WMC | 270245 | DEN 129 | 437 | 601 | | |
| WMC | 270246 | DEN 130 | 437 | 602 | | |
| WMC | 270247 | DEN 131 | 437 | 603 | | |
| WMC | 270248 | DEN 132 | 437 | 604 | | |
| WMC | 270249 | DEN 133 | 437 | 605 | | |
| WMC | 270250 | DEN 134 | 437 | 606 | | |
| WMC | 270251 | DEN 135 | 437 | 607 | | |
| WMC | 270252 | DEN 136 | 437 | 608 | | |
| WMC | 270253 | DEN 137 | 437 | 609 | | |
| WMC | 270254 | DEN 138 | 437 | 610 | | |
| WMC | 270256 | DEN 140 | 437 | 612 | | |
| WMC | 270259 | DEN 143 | 437 | 615 | | |
| WMC | 270260 | DEN 144 | 437 | 616 | | |
| WMC | 270261 | DEN 145 | 437 | 617 | | |
| WMC | 270262 | DEN 146 | 437 | 618 | | |
| WMC | 270263 | DEN 147 | 437 | 619 | | |
| WMC | 270264 | DEN 148 | 437 | 620 | | |
| WMC | 270265 | DEN 149 | 437 | 621 | | |
| WMC | 270266 | DEN 150 | 437 | 622 | | |
| WMC | 270267 | DEN 151 | 437 | 623 | | |
| WMC | 270268 | DEN 152 | 437 | 624 | | |
| WMC | 270269 | DEN 153 | 437 | 625 | | |
| WMC | 270270 | DEN 154 | 437 | 626 | | |

| | BLM Serial Number | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270273 | DEN 157 | 437 | 629 | | |
| WMC | 270274 | DEN 158 | 437 | 630 | | |
| WMC | 270275 | DEN 159 | 437 | 631 | | |
| WMC | 270276 | DEN 160 | 437 | 632 | | |
| WMC | 270277 | DEN 161 | 437 | 633 | | |
| WMC | 270278 | DEN 162 | 437 | 634 | | |
| WMC | 270279 | DEN 163 | 437 | 635 | | |
| WMC | 270280 | DEN 164 | 437 | 636 | | |
| WMC | 270281 | DEN 165 | 437 | 637 | | |
| WMC | 270282 | DEN 166 | 437 | 638 | | |
| WMC | 270283 | DEN 167 | 437 | 639 | | |
| WMC | 270284 | DEN 168 | 437 | 640 | | |
| WMC | 270285 | DEN 169 | 437 | 641 | | |
| WMC | 270286 | DEN 170 | 437 | 642 | | |
| WMC | 270287 | DEN 171 | 437 | 643 | | |
| WMC | 270288 | DEN 172 | 437 | 644 | | |
| WMC | 270289 | OGDEN 13 | 437 | 645 | | |
| WMC | 270290 | OGDEN 14 | 437 | 647 | | |
| WMC | 270291 | OGDEN 15 | 437 | 648 | | |
| WMC | 270292 | OGDEN 16 | 437 | 649 | | |
| WMC | 270293 | OGDEN 17 | 437 | 650 | | |
| WMC | 270294 | OGDEN 18 | 437 | 651 | | |
| WMC | 270295 | OGDEN 19 | 437 | 652 | | |
| WMC | 270296 | OGDEN 20 | 437 | 653 | | |
| WMC | 270297 | OGDEN 21 | 437 | 654 | | |
| WMC | 270298 | OGDEN 22 | 437 | 655 | | |
| WMC | 270299 | OGDEN 23 | 437 | 656 | | |
| WMC | 270300 | OGDEN 24 | 437 | 657 | | |
| WMC | 270301 | OGDEN 25 | 437 | 658 | | |
| WMC | 270302 | OGDEN 26 | 437 | 659 | | |
| WMC | 270303 | OGDEN 27 | 437 | 660 | | |
| WMC | 270304 | OGDEN 28 | 437 | 661 | | |
| WMC | 270305 | OGDEN 29 | 437 | 662 | | |
| WMC | 270306 | OGDEN 30 | 437 | 663 | | |
| WMC | 270307 | OGDEN 31 | 437 | 664 | | |
| WMC | 270308 | OGDEN 32 | 437 | 665 | | |
| WMC | 270309 | OGDEN 33 | 437 | 666 | | |
| WMC | 270310 | OGDEN 34 | 437 | 667 | | |
| WMC | 270311 | OGDEN 35 | 437 | 668 | | |
| WMC | 270312 | OGDEN 36 | 437 | 669 | | |
| WMC | 270313 | OGDEN 37 | 437 | 670 | | |
| WMC | 270314 | OGDEN 38 | 437 | 671 | | |
| WMC | 270315 | OGDEN 39 | 437 | 672 | | |
| WMC | 270316 | OGDEN 40 | 437 | 673 | | |
| WMC | 270320 | OGDEN 44 | 437 | 677 | | |
| WMC | 270321 | OGDEN 45 | 437 | 678 | | |
| WMC | 270322 | OGDEN 46 | 437 | 679 | | |
| WMC | 270323 | OGDEN 47 | 437 | 680 | | |
| WMC | 270324 | OGDEN 48 | 437 | 681 | | |

|            |           | | | Amended | |
| BLM Serial Number | | Claim Name | Book | Page | Book | Page |
| --- | --- | --- | --- | --- | --- | --- |
| WMC | 270325 | OGDEN 49 | 437 | 682 | | |
| WMC | 270326 | OGDEN 50 | 437 | 683 | | |
| WMC | 270330 | OGDEN 54 | 437 | 687 | | |
| WMC | 270331 | OGDEN 55 | 437 | 688 | | |
| WMC | 270332 | OGDEN 56 | 437 | 689 | | |
| WMC | 270333 | OGDEN 57 | 437 | 690 | | |
| WMC | 270334 | OGDEN 58 | 437 | 691 | | |
| WMC | 270335 | OGDEN 59 | 437 | 692 | | |
| WMC | 270336 | OGDEN 60 | 437 | 693 | | |
| WMC | 270337 | OGDEN 61 | 437 | 694 | | |
| WMC | 270338 | OGDEN 62 | 437 | 695 | | |
| WMC | 270339 | OGDEN 63 | 437 | 696 | | |
| WMC | 270340 | OGDEN 64 | 437 | 697 | | |
| WMC | 270341 | OGDEN 65 | 437 | 698 | | |
| WMC | 270342 | OGDEN 66 | 437 | 699 | 441 | 88 |
| WMC | 270343 | OGDEN 67 | 437 | 700 | | |
| WMC | 270344 | OGDEN 68 | 437 | 701 | | |
| WMC | 270345 | OGDEN 69 | 437 | 702 | | |
| WMC | 270346 | OGDEN 70 | 437 | 703 | | |
| WMC | 270347 | OGDEN 71 | 437 | 704 | | |
| WMC | 270348 | OGDEN 72 | 437 | 705 | | |
| WMC | 270349 | OGDEN 73 | 437 | 706 | | |
| WMC | 270350 | OGDEN 74 | 437 | 707 | | |
| WMC | 270351 | OGDEN 75 | 437 | 708 | | |
| WMC | 270352 | OGDEN 76 | 437 | 709 | | |
| WMC | 270353 | OGDEN 77 | 437 | 710 | | |
| WMC | 270354 | OGDEN 78 | 437 | 711 | | |
| WMC | 270355 | OGDEN 79 | 437 | 712 | | |
| WMC | 270356 | OGDEN 80 | 437 | 713 | | |
| WMC | 270357 | OGDEN 81 | 437 | 714 | | |
| WMC | 270358 | OGDEN 82 | 437 | 715 | | |
| WMC | 270359 | OGDEN 83 | 437 | 716 | | |
| WMC | 270360 | OGDEN 84 | 437 | 717 | | |
| WMC | 270361 | OGDEN 85 | 437 | 718 | | |
| WMC | 270362 | OGDEN 86 | 437 | 719 | | |
| WMC | 270363 | OGDEN 87 | 437 | 720 | | |
| WMC | 270364 | OGDEN 1A | 437 | 721 | | |
| WMC | 270365 | OGDEN 7A | 437 | 722 | | |

**Exhibit B**
**to Quitclaim Deed**
**Newmont North America Exploration Limited to Paso Rico (USA), Inc.**
**Consulting Agreement**

**The Consulting Agreement is attached starting on the following page.**

**The remainder of this page is intentionally left blank.**

Exhibit B
to Quitclaim Deed
Newmont North America Exploration Limited to Paso Rico (USA), Inc. 24373
Consulting Agreement

North American
ALKALIC

**CONSULTING AGREEMENT**
**Agreement No. CA-___-___-___**

This Consulting Agreement (this "Agreement") is entered into and effective as of April 8, 2004 (the "Effective Date") by and between **Newmont Overseas Exploration Limited**, a Delaware corporation, with offices at 1700 Lincoln Street, Denver, Colorado 80203 ("Newmont"), and **Bronco Creek Exploration and Mining Incorporated**, a corporation incorporated under the laws of Arizona, with a business address of 2841 East Manchester, Tucson, Arizona 85716 USA ("Contractor").

In consideration of the mutual promises and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. TERM

This Agreement shall be effective from April 8, 2004 to December 31, 2004 (the "Term"), unless terminated earlier under Section 9. By written agreement, the parties may extend the Term of this Agreement annually on a calendar year basis, or upon such other term as the parties may mutually agree.

2. STATEMENT OF SERVICES

A. During the Term, Contractor shall perform the work described in Exhibit A attached hereto (the "Services").

B. In performance of the Services, Contractor shall exercise the highest degree of care, skill, and judgment for professionals engaged in the performance of services of this nature, and shall comply with the provisions of Newmont's Contractor Health & Safety Program, a complete and accurate copy of which has been provided to Contractor simultaneously with the execution of this Agreement, as the same may be amended from time to time by Newmont, in its sole discretion, and provided to Contractor.

C. Contractor shall comply with all applicable laws, regulations, decrees, codes, ordinances, resolutions, and other acts of any applicable governmental authority, including without limitation those addressing the preservation of health, safety, and the environment, the U.S. Foreign Corrupt Practices Act (which prohibits the direct or indirect delivery of anything of value to government officials to secure an improper advantage), and other laws that are applicable to this Agreement or Contractor's performance of the Services. Contractor assumes full responsibility for the payment of all wages, payroll burdens, fringe benefits, and payroll taxes as to its employees, servants, and agents engaged in the performance of the Services, including payroll deductions for income tax and unemployment insurance. Contractor shall ensure that Contractor, Contractor's employees and agents, and the employees and agents of its subcontractors at all times have applicable visas, work permits, and other documentation necessary for performance of the Services, and that all immigration requirements applicable to Contractor, Contractor's subcontractors, and their respective employees and agents are complied with.

D. Contractor acknowledges that Newmont has a policy prohibiting the use, sale, transfer, purchase, or possession of a controlled substance (i.e. illegal drugs), alcohol, or firearms while on Newmont's premises. Furthermore, Contractor acknowledges that Newmont has a drug-free workplace policy, a copy of which has been provided to Contractor, that prohibits any person working on Newmont's premises from having alcohol or controlled substances in such individual's system. Therefore, by entering onto Newmont's premises, each of Contractor, Contractor's subcontractors, and their respective employees and agents consents to: (a) an inspection of the individual's person and personal effects at any time while on Newmont's premises; and (b) laboratory testing for controlled substances and alcohol in the individuals system for reasonable cause. An individual's refusal to permit such inspection or testing may result in removal of the individual from Newmont's premises and removal from further participation in any aspect of the Services. Contractor represents that its subcontractors and the employees and agents of Contractor and its subcontractors will be informed of the provisions of this paragraph before performing any of the Services.

At the request of Newmont, Contractor shall immediately remove from the job site and from participation in any aspect of the Services any of Contractor's subcontractors and any employee or agent of Contractor or its subcontractors that Newmont determines, in its sole, absolute, and unreviewable discretion, poses a danger to the safety or health of those around them (including but not limited to because of the individual's use of alcohol or drugs) or is otherwise unfit or incompetent to perform the Services.

Contractor shall ensure that all of its subcontractors and the employees and agents of Contractor and its subcontractors act in strict accordance with this Section.

Contractor shall conduct drug testing of Contractor's employees and agents, and ensure that its subcontractors conduct drug testing of their employees and agents, within one month prior to initial admission of such personnel to the project site or Newmont property for performance of the Services, and shall institute, and ensure that its subcontractors institute, a random drug testing policy for their respective personnel (conducting random tests on a percentage of personnel which is not less than the percentage of employees that Newmont randomly tests, for the time period in question) during performance of the Services. All appropriate documents shall be provided to Newmont showing that Contractor is in compliance with the requirements of this Section. Newmont may conduct audits of Contractor's and its subcontractors' drug screening policies annually to confirm Contractor is in compliance.

E.        This Agreement does not preclude Contractor from undertaking work of this general nature for others; provided, however, that during the term of this Agreement Contractor shall not undertake work of this general nature exploring for alkalic gold deposits for any other party.

3.    COMPENSATION FOR SERVICES

A.        As compensation for the performance of the Services hereunder, Contractor shall be compensated in accordance with the terms set forth in Exhibit A.

B.        Subject to the limitations set forth in Exhibit A., if any, Newmont also shall reimburse Contractor for the actual amount of reasonable and necessary expenses incurred in the performance of the Services, provided that such expenses have been approved in writing in advance by Newmont. Contractor shall submit an invoice of time and expenses for payment on a monthly basis. Such invoice shall contain a reasonable itemization of the Services rendered and charges made for those Services and of expenses incurred. Copies of receipts, statements, and any other documents that verify the accuracy of such invoice shall also be included. Newmont shall pay the invoice within 30 days from the date the invoice is received by Newmont, excepting any disputed amounts which may be withheld pending resolution of the dispute.

4.    OWNERSHIP AND SUBMISSION OF INFORMATION AND RECORDS

A.        All records, reports, data, and other information, and all copies thereof and notes related thereto, prepared, generated, researched, developed, compiled, or obtained from any source whatsoever by or through Contractor in connection with performance of the Services subsequent to the Effective Date (the "Data") shall be promptly disclosed to Newmont, and without further consideration shall become, to the extent legally possible, the property of Newmont. Upon Newmont's request, Contractor shall promptly execute and deliver to Newmont any document necessary to transfer legal title in such property to Newmont.

B.        Contractor shall submit all Data to Newmont without retaining any copies thereof, unless written approval to retain copies has been given by Newmont to Contractor.

5.    NONDISCLOSURE/NON-USE

Contractor shall not, and shall cause its subcontractors to not, disclose to third parties or use for purposes other than performing the Services, any Data or any other information that relates to the technical, legal, or business affairs or activities of Newmont or its subsidiaries or affiliates which was obtained by or on behalf of Contractor in connection with the performance of the Services (collectively, "Confidential Information"), without the prior written consent of Newmont, unless said information:

(a)    is, or shall have been, in the possession of Contractor and not subject to a confidentiality obligation prior to Contractor's acquisition thereof in connection with the performance of the Services;

(b)    through no act or omission of Contractor, becomes published or otherwise available to the public under circumstances such that the public may utilize the same without any direct or indirect confidentiality obligation to Newmont or its subsidiaries or affiliates; or

(c)    is acquired by Contractor from any third party rightfully in possession of the same and having no direct or indirect confidentiality obligation to Newmont or its subsidiaries or affiliates with respect to the same.

Contractor acknowledges that the Confidential Information is an important asset of Newmont and/or its subsidiaries or affiliates and that there is not an adequate remedy at law for a breach by Contractor of this Section and Newmont and/or its subsidiaries or affiliates will suffer irreparable harm as a result of such a breach. Therefore, Contractor agrees that Newmont and/or its subsidiaries or affiliates shall be entitled to equitable relief, including temporary and permanent injunctive relief without the obligation of posting a bond (cash or otherwise), in the event of actual or threatened unauthorized disclosure or use of Confidential Information in breach of this Section, as well as damages for any actual harm.

This Section shall survive the expiration or termination of this Agreement.

## 6.    TIME OF PERFORMANCE

Contractor shall complete the Services in accordance with any time schedule established pursuant to Exhibit A. Time is of the essence of this Agreement. If Contractor believes that the Services will not be completed in accordance with the time schedule set forth in Exhibit A, Contractor shall immediately notify Newmont in writing of such anticipated delay. If such delay is due to Contractor's acts or omissions, Contractor, after consultation with Newmont, shall take such remedial steps as may be necessary, at Contractor's sole cost and expense, to expedite the Services so that the Services are completed in accordance with such time schedule.

## 7.    STATUS OF CONTRACTOR; TAXES

A.    Contractor shall perform the Services as an independent contractor in accordance with its own methods, the terms of this Agreement, and applicable laws and regulations. Contractor shall have complete charge of its personnel engaged in the performance of the Services. No one employed or subcontracted by Contractor shall be deemed for any purpose to be an employee, agent, servant, worker, or representative of Newmont and shall not have authority to enter into agreements on behalf of Newmont or otherwise bind Newmont in any manner. None of Contractor, its subcontractors, or any of their respective employees or agents shall be eligible for any retirement plan, insurance program, or any other employee or social benefits provided to employees of Newmont. CONTRACTOR IS NOT ENTITLED TO ANY BENEFITS ON ACCOUNT OF OCCUPATIONAL ACCIDENTS NOR TO ANY OTHER WORKERS' COMPENSATION, LABOR RIGHTS BENEFITS, OR SIMILAR BENEFITS PROVIDED BY NEWMONT TO ITS EMPLOYEES. It is not the intent of the parties to create, nor shall this Agreement be construed as creating, a partnership, joint venture, employment relationship, agency relationship, or association, or to render the parties liable as partners, co-venturers, or principals.

B.    CONTRACTOR SHALL BE RESPONSIBLE FOR ALL INCOME AND OTHER TAXES LEVIED UPON THE REMUNERATIONS EARNED HEREUNDER. For purposes of the foregoing sentence, Contractor hereby accepts any and all withholdings that Newmont may be obliged to make, pursuant to applicable laws, from payments to Contractor as compensation for the Services. Contractor represents that Contractor is fully aware of the applicable tax regulations currently in force and undertakes to comply with the same, and accepts that if during the Term such tax regulations are amended, complemented, or substituted, Contractor shall comply with the new provisions so enacted.

## 8.    INDEMNITY AND INSURANCE

A. Contractor shall procure and maintain at Contractor's own expense, during the Term, the following insurance coverage:

    1. Automobile Liability Insurance, covering owned, non-owned, and hired vehicles, with bodily injury limits of not less than U.S.$250,000 each person and U.S.$500,000 each accident and property damage limits of not less than U.S.$250,000 each accident; and

    2. Workmen's Compensation and Occupational Disease Disability Insurance (Employer's Liability Insurance), if and as required by the laws applicable in the location(s) where the Services are to be performed.

    3. Commercial General Liability Insurance (which shall include coverages for Independent Contractors, Blanket Contractual, Broad Form Property Damage, and Personal Injury) with limits of not less than U.S.$500,000 each occurrence/U.S.$1,000,000 annual aggregate. Newmont shall be named as an additional insured on such policy; and

    4. All other insurance coverages required by the laws applicable in the location(s) in which the Services are to be performed.

Contractor shall provide certificates of insurance to Newmont prior to performing any Services.

B. Contractor shall indemnify, defend, and hold harmless Newmont, its subsidiaries and affiliates, and their respective directors, officers, employees, and agents, against and from any and all losses, claims, actions, suits (including costs and reasonable attorneys fees), and damages, including, but not limited to: (i) injury, bodily or otherwise, to or death of persons; (ii) damage to or destruction of property belonging to Contractor, Newmont or others; (iii) violation of any law, regulation, decree, code, ordinance, or other act of any governmental authority; and (iv) environmental liabilities, to the extent the same arise out of or are in any way connected with Contractor's breach of this Agreement or Contractor's, its subcontractors', or any of their respective employee's or agent's acts, omissions, or performance of the Services. Neither Newmont nor Contractor shall be liable to the other for any loss of or damage to property resulting from or occurring in the course of the Services to the extent that reimbursement shall be made for any such loss or damage through or by reason of insurance provided for that purpose. This Section 8.B. shall survive the expiration or termination of this Agreement.

## 9. TERMINATION

Newmont or Contractor may terminate this Agreement by giving written notice of termination. Upon receipt of such notice, Contractor shall stop all work on the date specified in the notice. Newmont shall pay Contractor for Services performed and expenses incurred to the date of such termination, subject to Section 3. Newmont shall not be liable to pay any bonus, damage, or other claim asserted by Contractor for Contractor's expected profit on the incomplete portion of the Services.

## 10. NO ASSIGNMENT

This Agreement is a contract for Contractor's unique services and, therefore, Contractor may not assign or subcontract this Agreement to any third party without the prior written consent of Newmont.

## 11. ENTIRE AGREEMENT; SEVERABILITY

This Agreement (including its Exhibit, which is incorporated herein by this reference) constitutes the complete and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes, merges, and voids all negotiations, prior discussions, and prior agreements and understandings, whether written or oral, relating to the subject matter hereof. This Agreement may not be altered or amended except by a written document executed by each party. Should any clause or provision of this Agreement be held or deemed unenforceable or illegal by any court or other final authority, the remaining clauses and provisions of this Agreement shall survive and be fully enforceable as if the unenforceable or illegal provision was never included herein.

## 12. FORCE MAJEURE

Neither Newmont nor Contractor shall be considered in breach of its obligations hereunder to the extent that performance or the need for performance is delayed or prevented by any circumstance beyond such party's reasonable control, including but not limited to an act of God or a public enemy, fire, flood, area-wide strike, freight embargo, or unusually severe weather; provided that the party claiming force majeure shall, within 10 days from the beginning of such event, notify the other party in writing of the fact of the event and its probable effect on performance. A force majeure event shall not be a basis for a claim for additional compensation, and each party shall bear its own costs and expenses associated with or caused by such an event. The party claiming force majeure shall take reasonable measures to mitigate the potential impact of the force majeure event on performance of obligations created by this Agreement.

## 13. SURVIVAL

In addition to those provisions which expressly state that they shall survive the expiration or termination of this Agreement, any other provision in this Agreement or the exhibits attached hereto which, by its general terms, may be reasonably interpreted as being intended to survive, shall also survive the expiration or termination of this Agreement.

## 14. NOTICE

All notices and other required communications under this Agreement ("Notices") shall be in writing, and shall be sent to a party at the address set forth below such party's signature block below. A party may change its address by sending Notice to the other party of the new address. Notices shall be given: (a) by personal delivery to the other party; (b) by facsimile, with a confirmation sent by registered or certified mail, return receipt requested; (c) by registered or certified mail, return receipt requested; or (d) by express courier (e.g. DHL, Federal Express, etc.). Notices shall be effective and shall be deemed delivered: (i) if by personal delivery, on the date of the personal delivery; (ii) if by facsimile, on the date stated in the electronic confirmation, delivered during normal business hours (8:00 a.m. to 5:00 p.m. at recipient's location), and, if not delivered during normal business hours, on the next business day following delivery; (iii) if solely by mail, on the date of receipt as stated on the return receipt; or (iv) if by express courier, on the date signed for or rejected as reflected in the courier's delivery log.

## 15. GOVERNING LAW; ARBITRATION

This Agreement shall be governed by and interpreted in accordance with the laws of the State of Colorado, excepting Colorado law pertaining to choice of law or conflicts of law. Any controversy or claim arising out of or relating to this Agreement shall be determined solely by binding arbitration conducted in accordance with the International Arbitration Rules of the American Arbitration Association (the "AAA Rules"). The arbitration shall be conducted by a single arbitrator mutually acceptable to the parties (the "Arbitrator"), who shall be designated by the parties within 30 days of the delivery of the first written notice required to be given pursuant to the AAA Rules. If the parties fail to so designate the Arbitrator within such time period, the Arbitrator shall be selected in accordance with the AAA Rules governing such situation. The place of arbitration shall be Denver, Colorado, U.S.A. The arbitration shall be conducted in the English language and all documents shall be submitted in English. The parties hereby submit to the jurisdiction of the state and federal courts in the state of Colorado solely for the purposes of enforcing the decision of the Arbitrator.

## 16. LANGUAGE OF DOCUMENTATION

The parties hereto have required that this Agreement and all documents or notices related thereto or resulting therefrom be drawn in the English language only.

This Agreement is executed as of the day and year first above written.

**Newmont Overseas Exploration Limited**

By: [signature]
Name: VP Thomas P. Mahoney
Title: VP & Treasurer

**Bronco Creek Exploration and Mining Incorporated**



By: [signature]
Name: Eric Jensen
Title: Vice President
Tax ID: 47-0909429

Address for Notice Purposes:
Newmont Overseas Exploration Limited
1700 Lincoln Street
Denver, Colorado 80203
Attn: Land Dept.
Fax Number: 303-837-5851
Phone Number: 303-837-5820
Email: david.dehlin@newmont.com

Address for Notice Purposes:
Bronco Creek Exploration and Mining Incorporated
2841 East Manchester
Tucson, Arizona 85716 USA
Fax Number: 520-(fax not currently set up)
Phone Numbers:
520-405-2004 (cell) or 520-621-5464 - Eric Jensen
520-240-2263 (cell) or 520-621-5464 – David Johnson
520- - Mark Barton
Email:
ejensen@geo.arizona.edu
djohnson@geo.arizona.edu
mdbarton@geo.arizona.edu

Acknowledgement of receipt of Newmont's Drug and Alcohol Policy this April 21 2004.
By: [signature]

Acknowledgement of receipt of Newmont's Contractor Health & Safety Policy this April 21 2004.
By: [signature]

## Exhibit A
### to Consulting Agreement

A.   **Services.**  Contractor shall perform the following work in accordance with the time schedule requested by Newmont:

1. Consulting Services.

(a) Description of Consulting Services. Subject to the terms and conditions of the Agreement to which this Exhibit A is attached (the "Agreement"), Contractor shall provide geologic evaluation, analysis and assessment on precious metals prospects and perform such associated work as Newmont and Contractor may mutually agree from time to time during the term of, and in accordance with the terms and conditions of, the Agreement ("Consulting Services"). Such Consulting Services may include the generation of a potential prospect for the benefit of Newmont. The parties shall mutually agree upon the geographic scope of a potential prospect that will be evaluated (the "Prospect").

(b) Geographical Areas. The Consulting Services may be conducted (i) on projects currently or subsequently owned or controlled by Newmont, (ii) on alkalic gold prospects on properties that are not currently owned or controlled by Newmont in Mexico, Canada and in the states of Colorado, Wyoming, New Mexico, Texas, South Dakota, and Idaho of the United States, or (iii) on prospects previously identified by Contractor, as described in Exhibit D to the Agreement (each a "Bronco Creek Project"), all as Contractor and Newmont may mutually agree from time to time during the term of the Agreement.

(c) Reporting and Communications. Contractor shall deliver to Newmont on or about the first day of each month during the term of the Agreement a written report that concisely lists and details information pertaining to such Consulting Services, including but not limited to all work completed, all property evaluated and all Data generated. Contractor shall make themselves generally available on a daily basis for telephone, email, or other communications regarding acquisition opportunities and precious metal prospects; provided, however, the parties recognize that Contractor occasionally may travel to remote locations while performing work for Newmont or third parties and during such travel communication may not be readily available.

(d) Work Schedule. Contractor anticipates devoting a total of approximately 180 man days during the remaining approximately 9 months of 2004 in performing the Consulting Services.

2. Success Services.

(a) Description of Success Services. From time to time during the term of the Agreement while performing Consulting Services, Contractor shall notify Newmont in writing of Contractor's knowledge of a Prospect of possible interest to Newmont by completing and submitting to Newmont a prospect notice in the form attached hereto as Exhibit B (a "Prospect Notice").

(b) Contents of Prospect Notice. Contractor shall attach to the Prospect Notice all information Contractor has concerning such Prospect, including all Data not previously provided to Newmont. The Prospect Notice shall contain enough information and in sufficient detail in order to allow Newmont to make a reasonably informed decision as to whether or not to evaluate the Prospect. The land described in a Prospect Notice shall encompass the Prospect as previously agreed to between the parties under Section A1(a) of this Exhibit A, unless otherwise agreed to between the parties. Said Prospect Notice shall be hand-delivered, sent by registered or certified mail, return receipt requested or delivered by express mail or similar overnight courier to Newmont.

(c) Newmont Review. Newmont shall have a period of sixty (60) days after receiving a Prospect Notice (the "Exclusive Review Period") from Contractor to review the submitted Prospect Notice and the attached information. On or before the expiration of the Exclusive Review Period, Newmont shall notify Contractor that Newmont either (i) will evaluate the Prospect based on the information supplied

by Contractor; or (ii) will not evaluate the Prospect based on the information supplied by Contractor. Newmont's response shall be in the form attached hereto as Exhibit C ("Newmont's Response to Prospect Notice"). If Newmont does not intend to evaluate and/or acquire the Prospect based on information supplied by Contractor, Newmont shall return the information supplied by Contractor relating to the Prospect to Contractor. If Newmont fails to provide such notice to Contractor before expiration of the Exclusive Review Period, Newmont shall be deemed to have elected not to evaluate the Prospect. If Newmont does not elect to evaluate the Prospect then Sections 4 and 5 and Contractor's restriction under Section 2.E of the Agreement shall be deemed to have been waived by Newmont as to any information concerning the Prospect that Contractor obtained from sources other than Newmont (including Newmont's affiliates, directors, officers, and employees).

(d) Newmont Restrictions. If Newmont elects to evaluate a Prospect based on information supplied by Contractor and then later elects not to acquire property rights in such Prospect, Newmont shall not, for two (2) years after advising Contractor that it elects not to acquire such Prospect, acquire a property within such Prospect without paying Contractor the compensation set forth in Section B2 of this Exhibit A, subject to the terms and conditions of the Agreement and this Exhibit A. The foregoing does not apply to rights or interests in land or minerals that may be acquired, incidental to Newmont's (or the corporate parent of Newmont's) merger with or acquisition of a third party during such period. If Newmont does not elect to evaluate a proposed Prospect pursuant to the terms and conditions of the Agreement and this Exhibit A, Newmont shall not be restricted from later acquiring an interest in such proposed Prospect.

(e) Contractor Restrictions. During the term of the Agreement and for a period of one (1) year after expiration of the Agreement, Contractor shall not acquire any interest in any property or offer to a third party any prospect or property that it has reviewed or evaluated while performing Consulting Services for Newmont pursuant to this Exhibit A or the Agreement without first offering the same to Newmont as a Prospect under the terms of the Agreement and this Exhibit A.

If Newmont has elected to evaluate a Prospect pursuant to Section A2(c) of this Exhibit A and then later elects not to acquire property rights in such Prospect, Contractor may obtain a waiver from Newmont of Consultant's restrictions in respect of such Prospect by reoffering such Prospect to Newmont pursuant to Section A2 of this Exhibit A, and in which case Contractor shall include with such reoffered Prospect Notice any new information or reinterpretation of existing information that it may have that may not have been previously provided to Newmont. If Newmont then elects not to evaluate the Prospect, then the restrictions in paragraph one of Section A2(e) of this Exhibit A shall no longer apply and Newmont shall deliver to Bronco Creek a release of such Prospect in the form attached hereto as Exhibit D ("Newmont's Release of Prospect").

Notwithstandiing anything to the contrary contained in the Agreement or this Exhibit A, Contractor shall not acquire any interest in property within the boundaries of a Newmont Project (defined below) on which Contractor provides Consulting Services under the Agreement, for so long as Newmont owns or controls any property within the Newmont Project. For purposes of the Agreement, a "Newmont Project" shall include (i) all property currently owned or controlled by Newmont or property which Newmont subsequently acquires or controls during the term of the Agreement, (ii) all property Newmont is currently evaluating or which Newmont subsequently evaluates from third parties during the term of the Agreement, and (iii) all property within one (1) mile of the perimeter of the property described in the preceding Section A2(e)(i) or A2(e)(ii) of this paragraph.

B. **Compensation.** Subject to the terms of the Agreement and this Exhibit A, Contractor shall be compensated as follows:

1. Consulting Services Compensation. For Consulting Services, Contractor shall be paid US$300 per man day for office work and US$400 per man day for field work, up to a maximum aggregate of sixty (60) man days per month, unless approved in writing in advance by Newmont. Reasonable travel expenses and a charge of US$0.35 per mile for use of Consultant vehicles related to the Consultant Services shall be reimbursable by Newmont in accordance with Section 3 of the Agreement. In addition to the foregoing, Consultant may work

additional time and/or work on special projects as approved by Newmont in advance. For clarity purposes, Consultant shall seek prior written approval by Newmont before incurring billable time and/or billable expenses in excess of US$21,000 during any calendar month. The Consulting Services Compensation described in this Section B1 shall be the entire and exclusive compensation owed by Newmont to Contractor for Consulting Services.

## 2. Success Services Compensation.

(a) Finder's Fee. For Success Services Contractor shall be paid the following finder's fee if Newmont acquires a Prospect based on information provided to Newmont by Contractor (collectively, "Finder's Fee"):

(i) For a Prospect on property outside a Bronco Creek Project:

(A) ten thousand dollars (USD$10,000) within 30 days following the date that Newmont acquires property rights in the Prospect through the staking of mining claims/concessions or the execution of a written agreement with the owner of the Prospect, it being acknowledged and agreed that only one US$10,000 payment will be made to Consultant regardless if multiple acquisitions are completed in respect of a single Prospect;

(B) three percent (3%) of the amount of Newmont's Exploration Expenditures (defined below) on the Prospect, and

(C) 0.05% Net Smelter Returns (defined below), with respect to Newmont's share of all minerals or metals produced and sold from the Prospect.

(ii) For a Prospect within the boundary of a Bronco Creek Project:

(A) two thousand five hundred dollars (USD$2,500) within 30 days following Newmont's notification to Contractor that it will evaluate a Prospect pursuant to Section A2(c) of this Exhibit A, and an additional seven thousand five hundred dollars (USD$7,500) (for an aggregate total of USD$10,000) within 30 days following the date that Newmont acquires property rights in the Prospect through the staking of mining claims/concessions or the execution of a written agreement with the owner of the Prospect, it being acknowledged and agreed that only one US$10,000 payment in the aggregate will be made to Consultant regardless if multiple acquisitions are completed in respect of a single Prospect;

(B) three percent (3%) of the amount of Newmont's Exploration Expenditures (defined below) on the Prospect, and

(C) 0.25% Net Smelter Returns (defined below), with respect to Newmont's share of all minerals or metals produced and sold from the Prospect.

(b) Limitation of Finder's Fee. In no event shall Contractor be entitled to a Finder's Fee pursuant to paragraphs B2(a)(i)(A) and B2(a)(i)(B) of this Exhibit A exceeding (in the aggregate) five hundred thousand dollars (US$500,000) for any Prospect. In no event shall Contractor be entitled to Finder's Fees pursuant to paragraph B2(a)(ii)(A) and B2(a)(ii)B of this Exhibit A exceeding (in the aggregate) five hundred thousand dollars ($500,000) for any Prospect. In no event shall Contractor be entitled to Finder's Fees pursuant to paragraph B2(a)(ii)C of this Exhibit A exceeding three million dollars (US$3,000,000) for any Prospect. All amounts to be paid pursuant to paragraph B2(a)(i)(B) and B2(a)(ii)B of this Exhibit A shall be paid within sixty (60) days after the end of each calendar quarter in which Newmont's Exploration Expenditures were made or incurred. All amounts paid pursuant to paragraphs B2(a)(i)(C) and B2(a)(ii)(C) of this Exhibit A shall be paid within sixty (60) days after the end of each calendar quarter in which gold or other minerals were produced and sold by Newmont. In the event Newmont acquires property rights in the Prospect and subsequently relinquishes such rights, all Finder's Fees previously paid to Contractor pursuant to this Exhibit A shall be retained by

Contractor, and not refunded to Newmont. The Finder's Fee described in Section B2(a) of this Exhibit A shall be the entire and exclusive compensation owed by Newmont to Contractor for Success Services.

(c) Definitions.

As used herein, "Exploration Expenditures" means any direct expenses incurred with respect to a Prospect toward ascertaining the existence, location, quantity, quality or commercial value of mineral deposits in, under, upon or which may be produced from such Prospect, including, without limitation, expenses for aerial surveys, drilling, sample containers, assaying and geochemical analysis, metallurgical and engineering work, vehicles and supplies, rental fees, assessment and/or maintenance fees, permit and bonding fees, reclamation, and salaries or fees paid to geologists, engineers and consultants or contractors, costs of construction and capital equipment for developing said Prospect, including infrastructure, but not including overhead or general administrative expenses.

As used herein, "New Smelter Returns" shall mean the net proceeds received by Newmont from the sale of the minerals or metals after deductions for all of the following: (i) smelting and refining costs, treatment charges, and penalties, including but not limited to metal losses and penalties for impurities assessed or incurred by the purchaser; provided, however, that all processing and recovery costs assessed or incurred by the purchaser beyond the point at which the metal being treated is in solution shall be considered as treatment charges; further provided, however, that such processing and recovery costs shall not include the cost of mining, crushing, dump preparation, distribution of leach solutions, or other mining and preparation costs up to the point at which the metal goes into solution; (ii) insurance and security costs and charges; (iii) costs of, charges for, and taxes on transportation of mineral product from the Prospect to the purchaser; (iv) representation, assaying, and umpire costs and fees, and marketing costs and commissions; (v) production, sales, severance, privilege and other taxes measured by production or the value of production; and (vi) royalties paid to any governmental agency or instrumentality. If ores or concentrates are processed at a smelter or other facility owned or controlled, in whole or in part, by Newmont, which facilities were not constructed solely for the purpose of processing ores or concentrates from the Prospect, the selling price shall be computed in the above manner with deductions for all charges and items of cost equivalent to the prevailing charges and costs Newmont would have incurred if such ores and concentrates were carried out at facilities, not owned or controlled by Newmont, then offering comparable services for comparable products, and in any case, not more than the actual charges and costs incurred by Newmont. Advance sales, forward sales, hedging, and other speculative sales arrangements shall be solely for the account, benefit and risk of Newmont. Any minerals and metals covered by such an arrangement shall not be deemed to have been sold by Newmont until they are physically delivered pursuant to such arrangement. All royalties may be made, at Newmont's option, in currency or by Newmont's check and may be mailed (if a check) or delivered to Consultant at the address specified in the Agreement. Delivery thereof shall be deemed completed upon such delivery or upon the mailing thereof to Consultant. Newmont may commingle the minerals or metals with ore or other minerals from other properties, either before or after concentration or beneficiation, so long as the data to determine the weight and assay, both of the minerals or metals and of the other ores or other minerals to be commingled, are obtained and preserved by Newmont. Newmont shall use that weight and assay data to allocate royalties between the Prospect and the other properties from which the other commingled ore or other minerals were removed. All such weight, assay, and allocation calculations by Newmont shall be done in a manner recognized by the mining industry as practical and sufficient.

(d) Conditions to Finder's Fee Compensation. With respect to each Prospect, Newmont's obligation to pay the Finder's Fee described in Section B2 of this Exhibit A is subject to the following terms and conditions. If any one of the following terms or conditions is not satisfied or complied with, Contractor shall not be entitled to any Finder's Fee and no Finder's Fee shall be paid to Contractor:

> (i) Contractor shall not present the Prospect to any third party until the expiration of the Exclusive Review Period.

(ii) If Newmont advises Contractor within the Exclusive Review Period that it intends to evaluate the Prospect, Contractor shall not present such Prospect to any third party until such time as Newmont delivers written notice to Contractor that Newmont is no longer interested in such Prospect.

(iii) Newmont must actually close on the acquisition of property rights within the Prospect (or a binding agreement covering such acquisition must be closed) within one (1) year after the date the Prospect Notice for the Prospect is received and acknowledged by Newmont. The decision to acquire the Prospect shall be in the sole and absolute discretion of Newmont. If Newmont elects to evaluate a Prospect pursuant to Section A2(c) of this Exhibit A, Newmont shall use reasonable efforts to diligently acquire the property it desires to evaluate within such Prospect. If Newmont fails to acquire a property in the Prospect for any reason whatsoever (whether reasonable or unreasonable), Newmont shall have no obligation to pay the Finder's Fee.

(iv) The Prospect, or any portion of the Prospect, must not be offered for private or public bid or sale by the owner or any authorized governmental agency or entity at any time prior to the closing of the acquisition of a property within the Prospect by Newmont. In such event Newmont may acquire the Prospect or any portion thereof and no Finder's Fee shall be due.

(e) Nothing in the Agreement or this Exhibit A shall restrict Newmont's right to transfer to a third party any property or property interest which Newmont may acquire within a Prospect; provided, however, that if such property is subject to the Success Services Compensation set out in Section B2 of this Exhibit A, such transfer shall be made subject to Contractor's right to receive the Success Services Compensation.

3. Third Party Confidentiality Agreements. Contractor shall not present any Prospect to Newmont where submission of information concerning such Prospect is prohibited by any confidentiality or other similar agreement between Contractor and any third party. Consultant shall immediately advise Newmont of the existence of any such agreements.

4. Mineral Hill Project. Contractor has provided Newmont with information on the following property, (the "Mineral Hill Project"):

Crook County, Wyoming:
- Sections 4, 5, 6, Township 50 North, Range 60 West, 6th PM
- Sections 16 through 21, and 28 through 33, Township 50 North, Range 61 West, 6th PM
- Sections 24, 25, 36, Township 51 North, Range 61 West, 6th PM

Lawrence County, South Dakota:
- Sections 18, 19, 30, 31, Township 5 North, Range 1 East, Black Hills Meridian

Contractor currently owns certain unpatented lode mining claims within the Mineral Hill Project (the "Bronco Creek Mineral Hill Claims"). Concurrent with the Agreement, Newmont and Contractor shall enter into a lease with option to purchase covering the Bronco Creek Mineral Hill Claims. Contractor shall not be entitled to any payments, including without limitation the Success Services Compensation, under the Agreement or this Exhibit A with respect to the Bronco Creek Mineral Hill Claims or any property within the Mineral Hill Project.

<u>**EXHIBIT B**</u>
(to Consulting Agreement)

**"PROSPECT NOTICE"**

Prepared by:   Bronco Creek Exploration and Mining Incorporated

Date submitted by Contractor: _____, 2004

Date received by Newmont: _____, 2004

<u>**Description of the Prospect**</u>

| | |
|---|---|
| Location: | |
| Country: | |
| Province/State: | |
| County (if applicable): | |
| Township and Range: | |
| UTM Coordinates: | |
| Note: Attach Map | |

| | |
|---|---|
| Owner(s): | |
| Minerals: | |
| Terms of Acquisition: | |
| Prior Exploration and Development: | |
| Other Pertinent Information: | |
| List of Attachments: | |

<u>**EXHIBIT C**</u>
(to Consulting Agreement)

**"NEWMONT'S RESPONSE TO PROSPECT NOTICE"**
(due within 30 days after Newmont's receipt of a Prospect Notice from Contractor)

1.   Name of Contractor: Bronco Creek Exploration and Mining Incorporated

2.   Description of Prospect: _____

3.   Date Received by Newmont: _____, 2004

4.   <u>Check One</u>:

  ☐ Newmont **will** evaluate the Prospect based on Contractor's information.

  ☐ Newmont **will not** evaluate the Prospect based on Contractor's information (enclosed)

5.   Date: _____, 2004

NEWMONT EXPLORATION OVERSEAS LIMITED

By: _____

Name: _____

Title: _____

## EXHIBIT D
### (to Consulting Agreement)

## "NEWMONT'S RELEASE OF PROSPECT"

1. Name of Contractor: Bronco Creek Exploration and Mining Incorporated

2. Description of Prospect: _____

3. Date Received by Newmont: _____, 2004

4. Date Released by Newmont: _____, 200__

NEWMONT EXPLORATION OVERSEAS LIMITED

By: _____

Name: _____

Title: _____

## EXHIBIT E
(to Consulting Agreement)

## "BRONCO CREEK PROJECTS"

|  | Bronco Creek Project Property Name | Complete Legal Description | Brief Description of Project |
|---|---|---|---|
| 1 |  |  |  |
| 2 |  |  |  |
| 3 |  |  |  |
| 4 |  |  |  |
| 5 |  |  |  |
| 6 |  |  |  |
| 7 |  |  |  |
| 8 |  |  |  |
| 9 |  |  |  |
| 10 |  |  |  |
| 11 |  |  |  |
| 12 |  |  |  |
| 13 |  |  |  |
| 14 |  |  |  |
| 15 |  |  |  |
| 16 |  |  |  |
| 17 |  |  |  |
| 18 |  |  |  |
| 19 |  |  |  |
| 20 |  |  |  |

ROYALTY DEED AND AGREEMENT

**THIS ROYALTY DEED AND AGREEMENT** ("Agreement") is effective this 14th day of May, 2010 (the "Effective Date")

BETWEEN:

**PASO RICO (USA), INC.**
Suite 410 – 325 Howe Street
Vancouver, BC V6C 1Z7
Facsimile: 604-688-3392

(hereinafter "**GRANTOR**")

and

**NEWMONT NORTH AMERICA EXPLORATION LIMITED**
6363 South Fiddler's Green Circle
Greenwood Village, CO 80111
Attn: Land Department
Facsimile: 303-837-5851

(hereinafter "**GRANTEE**")

## RECITALS

**A.** Pursuant to the terms and conditions of that certain Termination of Bearlodge Venture and Right of First Refusal of even date herewith (the "Termination Agreement") between GRANTOR and GRANTEE with respect to those certain properties more particularly described in attached **Schedule A** (the "Properties"), GRANTEE has conveyed to GRANTOR all of its right, title, interest and obligations in and to the Properties subject to a right of first refusal, and GRANTOR has agreed to grant GRANTEE a Royalty (as herein defined) with respect to the Properties.

> **NOW, THEREFORE,** in consideration of Ten Dollars (US$10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows.

## AGREEMENT

1. Royalty

1.1 GRANTOR shall pay to GRANTEE a perpetual production royalty in the amount of a One

Half of One Percent (0.5%) Net Smelter Returns (as hereinafter defined) from the sale or other disposition of all Minerals produced from the Properties except (i) any of the fifteen (15) lanthanide-series elements, with the atomic numbers 57 through 71, or the fifteen (15) actinide-series elements, with the atomic numbers 89-103, (including Uranium and Thorium) all located in Group IIIB of the Periodic Table, (ii) Yttrium, atomic number 39, and (iii) Scandium, atomic number 21 ("Reserved Minerals"), determined in accordance with the provisions of this Agreement (the "Royalty"). For purposes of this Agreement, the term "Minerals" shall mean any and all metals, minerals and mineral rights of whatever kind and nature in, under or upon the surface or subsurface of the Properties or that may otherwise be developed as part of the Properties (including, without limitation metals, precious metals, base metals, industrial minerals, gems, diamonds, commercially valuable rock, aggregate, clays and diatomaceous earth, hydrocarbons, and oil and gas, and other minerals). The Royalty shall apply to 100% of the Properties. For the avoidance of doubt, the GRANTEE acknowledges that no Royalty or other payment shall be due from GRANTOR in respect of production of Reserved Minerals from any portion of the Properties.

**1.2** For Precious Metals. "Net Smelter Returns", in the case of gold, silver, and platinum group metals ("Precious Metals"), shall be determined by multiplying **(a)** the gross number of troy ounces of Precious Metals recovered from production from the Properties during the preceding calendar month ("Monthly Production") delivered to the smelter, refiner, processor, purchaser or other recipient of such production (collectively, "Payor"), by **(b)** for gold, the average of the London Bullion Market Association, PM Fix, spot prices, expressed in United States Dollars, reported for the preceding calendar month (the "Applicable Spot Price"), and for all other Precious Metals, the average of the COMEX division of the New York Mercantile Exchange final spot prices reported for the preceding calendar month for the particular Mineral for which the price is being determined, and subtracting from the product of Subsections 1.2(a) and 1.2(b) only the following if actually incurred: **(i)** charges imposed by the Payor for refining bullion from doré or concentrates of Precious Metals ("Beneficiated Precious Metals") produced by GRANTOR's final mill or other final processing plant; however, charges imposed by the Payor for smelting or refining of raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals shall not be subtracted in determining Net Smelter Returns; **(ii)** penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production; and **(iii)** charges and costs, if any, for transportation and insurance of Beneficiated Precious Metals from GRANTOR's final mill or other final processing plant to places where such Beneficiated Precious Metals are smelted, refined and/or sold or otherwise disposed of.

**1.3** In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by GRANTOR, which facilities were not constructed solely for the purpose of refining Beneficiated Precious Metals or Other Minerals from the Properties, then charges, costs and penalties for such refining shall mean the amount GRANTOR would have incurred if such refining were carried out at facilities not owned or controlled by GRANTOR then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by GRANTOR with respect to such refining. In the event GRANTOR receives insurance proceeds for loss of production of Precious Metals, GRANTOR shall pay to GRANTEE the Royalty percentage of any such insurance proceeds which are received by GRANTOR for such loss of production.

**1.4** For Other Minerals. "Net Smelter Returns", in the case of all Minerals other than Precious Metals and the beneficiated products thereof ("Other Minerals"), shall be determined by multiplying **(a)** the gross amount of the particular Other Mineral contained in the Monthly Production delivered to the Payor during the preceding calendar month by **(b)** the average of the New York Commodities Exchange final daily spot prices reported for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of Subsections 1.4(a) and 1.4(b) only the following if actually incurred: **(i)** charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to GRANTOR's mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; **(ii)** penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to GRANTOR's mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and **(iii)** charges and costs, if any, for transportation and insurance of Other Minerals and the beneficiated products thereof from GRANTOR's final mill or other final processing plant to places where such Other Minerals are smelted, refined and/or sold or otherwise disposed of. If for any reason the New York Commodities Exchange does not report spot pricing for a particular Other Mineral, then the Parties shall mutually agree upon an appropriate pricing entity or mechanism that accurately reflects the market value of any such Other Mineral.

**1.5** In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by GRANTOR, which facilities were not constructed solely for the purpose of milling or processing Other Minerals from the Properties, then charges, costs and penalties for such smelting, refining or processing shall mean the amount GRANTOR would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by GRANTOR then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by GRANTOR with respect to such smelting and refining. In the event GRANTOR receives insurance proceeds for loss of production of Other Minerals, GRANTOR shall pay to GRANTEE the Royalty percentage of any such insurance proceeds which are received by GRANTOR for such loss of production.

**1.6** Payments of Royalty In Cash or In Kind. Royalty payments shall be made to GRANTEE as follows:

**(a)** Royalty In Kind. GRANTEE may elect to receive its Royalty on Precious Metals from the Properties "in cash" or "in kind" as refined bullion. The elections may be exercised once per year on a calendar year basis during the life of production from the Properties. Notice of election to receive the following year's Royalty for Precious Metals "in cash" or "in kind" shall be made in writing by GRANTEE and delivered to GRANTOR on or before November 1 of each year. In the event no written election is made, the Royalty for Precious Metals will continue to be paid to GRANTEE as it is then being paid. As of the Effective Date of this Agreement, GRANTEE

E-3

elects to receive its Royalty on Precious Metals "in cash". Royalties on Other Minerals shall not be payable "in kind". **(i)** If GRANTEE elects to receive its Royalty for Precious Metals "in kind", GRANTEE shall open a bullion storage account at each refinery or mint designated by GRANTOR as a possible recipient of refined bullion in which GRANTEE owns an interest. GRANTEE shall be solely responsible for all costs and liabilities associated with maintenance of such account or accounts, and GRANTOR shall not be required to bear any additional expense with respect to such "in-kind" payments. **(ii)** Royalty will be paid by the deposit of refined bullion into GRANTEE's account. On or before the 25th day of each calendar month following a calendar month during which production and sale or other disposition occurred, GRANTOR shall deliver written instructions to the mint or refinery, with a copy to GRANTEE directing the mint or refinery to deliver refined bullion due to GRANTEE in respect of the Royalty, by crediting to GRANTEE's account the number of ounces of refined bullion for which Royalty is due; provided, however, that the words "other disposition" as used in this Agreement shall not include processing, milling, beneficiation or refining losses of Precious Metals. The number of ounces of refined bullion to be credited will be based upon GRANTEE's share of the previous month's production and sale or other disposition as calculated pursuant to the commingling provisions of Section 1.9. **(iii)** Royalty payable "in kind" on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 1.2. **(iv)** Title to and risk of loss of refined bullion delivered to GRANTEE under this Agreement shall pass to GRANTEE at the time such bullion is credited to GRANTEE at the mint or refinery. **(v)** GRANTEE agrees to hold harmless GRANTOR from any liability imposed as a result of the election of GRANTEE to receive Royalty "in kind" and from any losses incurred as a result of GRANTEE's trading and hedging activities. GRANTEE assumes all responsibility for any shortages which occur as a result of GRANTEE's anticipation of credits to its account in advance of an actual deposit or credit to its account by a refiner or mint. **(vi)** When royalties are paid "in kind", they will not reflect the costs deductible in calculating Net Smelter Returns under this Agreement. Within thirty (30) days of the receipt of a statement showing charges incurred by GRANTOR for transportation, smelting or other deductible costs, GRANTEE shall remit to GRANTOR full payment for such charges. If GRANTEE does not pay such charges when due, GRANTOR shall have the right, at its election, provided GRANTEE does not dispute such charges, to deduct the gold equivalent of such charges from the ounces of gold bullion to be credited to GRANTEE in the following month.

**(b)** Royalty <u>In Cash</u>. If GRANTEE elects to receive its Royalty for Precious Metals in cash, and as to Royalty payable on Other Minerals, payments shall be payable on or before the later of ten (10) days after GRANTOR receives payment from the Payor or the twenty-fifth (25th) day of the month following the calendar month in which the minerals subject to the Royalty were shipped to the Payor by GRANTOR. For purposes of calculating the cash amount due to GRANTEE, Precious Metals and Other Minerals will be deemed to have been sold or otherwise disposed of at the time refined production from the Properties is delivered, made available, or credited to GRANTOR by a mint or refiner. The price used for calculating the cash amount due for Royalty on Precious Metals or Other Minerals shall be determined in accordance with **Section 1.2** and **Section 1.4** as applicable. GRANTOR shall make each Royalty payment to be paid in cash by delivery of a check payable to GRANTEE and delivering such check to GRANTEE at the address listed in this Agreement, or to such other address within the United States as GRANTEE may direct or by direct bank deposit to GRANTEE's account as GRANTEE shall designate. Should default be made in any cash payment when due for Royalty and such default exists ten (10) days following Notice of non-payment, then all unpaid amounts then due shall bear interest at the rate of five percent (5%) per annum commencing from and after such payment due date until paid.

**(c)** Detailed Statement. All Royalty payments or credits shall be accompanied by a detailed statement explaining the calculation thereof together with any available settlement sheets from the Payor.

**1.7** Monthly Reconciliation. **(a)** On or before the later of ten (10) days after GRANTOR receives payment from the Payor or the twenty-fifth (25$^{th}$) day of the month, GRANTOR shall make an interim settlement based on the information then available of such Royalty then due, either "in cash" or "in kind", whichever is applicable, by paying **(i)** not less than one hundred percent (100%) of the anticipated final settlement of Precious Metals "in kind" Royalty payments and **(ii)** not less than ninety-five percent (95%) of the anticipated final settlement of cash Royalty payments. **(b)** The Parties recognize that a period of time exists between the production of ore, the production of doré or concentrates from ore, the production of refined or finished product from doré or concentrates, and the receipt of Payor's statements for refined or finished product. As a result, the payment of Royalty will not coincide exactly with the actual amount of refined or finished product produced from the Properties for the previous month. GRANTOR will provide final reconciliation promptly after settlement is reached with the Payor for all lots sold or subject to other disposition in any particular month. **(c)** In the event that GRANTEE has been underpaid for any provisional payment (whether "in cash" or "in kind"), GRANTOR shall pay the difference "in cash" by check and not "in kind" with such payment being made promptly following the final reconciliation. If GRANTEE has been overpaid in the previous calendar month, GRANTEE shall make a payment to GRANTOR of the difference by check. If GRANTEE does not promptly pay such amount when due, GRANTOR shall have the right, at its election, provided GRANTEE does not dispute such overpayment, to deduct the gold equivalent of such charges from the ounces of gold bullion to be credited to GRANTEE in the following month if the Royalty is due in kind or to deduct the amount of the overpayment from the amount of the Royalty if it is being paid in cash. Reconciliation payments shall be made on the same basis as used for the payment in cash pursuant to Subsection 1.6(b) hereof.

**1.8** Hedging Transactions. All profits and losses resulting from GRANTOR's sales of Precious Metals or Other Minerals, or GRANTOR's engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging or similar transactions including trading transactions designed to avoid losses and obtain possible gains due to metal price fluctuations (collectively, "Hedging Transactions") are specifically excluded from Royalty calculations pursuant to this Agreement. All Hedging Transactions by GRANTOR and all profits or losses associated therewith, if any, shall be solely for GRANTOR's account. The Royalty payable on Precious Metals or Other Minerals subject to Hedging Transactions shall be determined as follows: **(a)** Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to Hedging Transactions by GRANTOR shall be determined in the same manner as provided in **Subsection 1.2**, with the understanding and agreement that the average monthly spot price shall be for the calendar month preceding the calendar month during which

Precious Metals subject to Hedging Transactions are shipped by GRANTOR to the Payor. **(b)** Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to Hedging Transactions by GRANTOR shall be determined in the same manner as provided in **Subsection 1.4,** with the understanding and agreement that the average monthly spot price shall be for the calendar month preceding the calendar month during which Other Minerals subject to Hedging Transactions are shipped by GRANTOR to the Payor.

**1.9** Commingling. GRANTOR shall have the right to commingle Precious Metals and Other Minerals from the Properties with minerals from other properties. Before any Precious Metals or Other Minerals produced from the Properties are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Properties shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content, applied on a consistent basis. Representative samples of the Precious Metals or Other Minerals shall be retained by GRANTOR and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine gross metal content of Precious Metals or gross metal or mineral content of Other Minerals. GRANTOR shall retain such analyses for a reasonable amount of time, but not less than twenty four (24) months, after receipt by GRANTEE of the Royalty paid with respect to such commingled Minerals from the Properties, and shall retain such samples taken from the Properties for not less than thirty (30) days after collection.

**2.** Stockpilings and Tailings. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively "Materials") resulting from GRANTOR's operations and activities on the Properties shall be the sole property of GRANTOR, but shall remain subject to the Royalty should the Materials be processed or reprocessed, as the case may be, in the future and result in the production and sale or other disposition of Precious Metals or Other Minerals. Notwithstanding the foregoing, GRANTOR shall have the right to dispose of Materials from the Properties on or off of the Properties and to commingle the same (as provided herein) with materials from other properties. In the event Materials from the Properties are processed or reprocessed, as the case may be, and regardless of where such processing or reprocessing occurs, the Royalty payable thereon shall be determined on a pro rata basis as determined by using the best engineering and technical practices then available.

**3.** Term. The Royalty created hereby shall be perpetual, it being the intent of the Parties hereto that, to the extent allowed by law, the Royalty shall constitute a vested interest in and a covenant running with the land affecting the Properties and all successions thereof whether created privately or through governmental action and shall inure to the benefit of and be binding upon the Parties and their respective legal representatives, successors and assigns so long as GRANTOR or any successor or assign of GRANTOR holds any rights or interests in the Properties.

**4.** Real Property Interest and Relinquishment of Properties. The Royalty shall attach to any amendments, relocations or conversions of any mining claim, license, or lease, concession, permit, patent or other tenure comprising the Properties, or to any renewals or extensions thereof. The Royalty shall, if allowed by law, be a real property interest that runs with the Properties and shall be applicable to GRANTOR and its successors and assigns of the Properties. If GRANTOR or any Affiliate or successor or assign of GRANTOR surrenders, allows to lapse or otherwise relinquishes or terminates its interest in any of the Properties and within a period of two (2) years after the effective date of relinquishment or abandonment reacquires a direct or indirect interest in the land covered by the former Properties, then from and after the date of such reacquisition such reacquired properties shall be included in the Properties and the Royalty shall apply to such interest so acquired. GRANTOR shall give written Notice to GRANTEE within ten (10) days of any acquisition or reacquisition of the Properties.

**5**. No Obligation to Mine. GRANTOR shall have sole discretion to determine the extent of its activities on the Properties, including mining of the Properties and the time or the times for beginning, continuing or resuming mining operations with respect thereto. GRANTOR shall have no obligation to GRANTEE or otherwise to mine any of the Properties.

**6**. Registration on Title. Promptly following the Effective Date GRANTOR shall record in the appropriate local public land records and file with the United States Bureau of Land Management  the two Quitclaim Deeds relating to the Properties that were executed and delivered to GRANTOR pursuant to the Termination Agreement..  GRANTEE may register or record against title to the Properties this Agreement to secure payment from time to time and protect GRANTEE's right to receive the Royalty.  The Parties each hereby consent to such registering or recording and agree to co-operate with the other Party to accomplish the same.

**7**. Reporting, Records and Audits, Inspections, New Resources or Reserves, Confidentiality and Press Releases.

**7.1** Reporting. No later than March 1 of each year, GRANTOR shall provide to GRANTEE with an annual report of activities and operations conducted with respect to the Properties during the preceding calendar year, and from time to time shall provide such additional information as GRANTEE may reasonably request.  Such annual report shall include, if applicable, details of: **(a)** the preceding year's activities with respect to the Properties; **(b)** ore reserve data for the calendar year just ended; and **(c)** estimates of anticipated production and estimated remaining ore reserves with respect to proposed activities for the Properties for the current calendar year.  All data and information delivered to it pursuant to this Section 7.1 shall be treated by GRANTEE as confidential information in accordance with the provisions of Section  7.4.

**7.2** Records and Audits. GRANTEE shall have the right, upon reasonable Notice to GRANTOR, to inspect and copy all books, records, technical data, information and materials (the "Data") pertaining to GRANTOR's activities with respect to the Properties; provided that such inspections shall not unreasonably interfere with GRANTOR's activities with respect to the Properties.  GRANTOR makes no representations or warranties to GRANTEE concerning any of the Data or any information contained in the annual reports, and GRANTEE agrees that if it elects to rely on any such Data or information, it does so at its sole risk. If any such audit or inspection concludes that Royalty payments for any calendar year are underpaid by more than three percent (3%), GRANTEE shall deliver a copy of the results of such inspection or audit to GRANTEE, and if GRANTEE does not object to such results, GRANTOR shall reimburse GRANTEE for its reasonable costs incurred in such audit or inspection. GRANTEE shall be entitled to enter the mine workings and structures on the Properties at reasonable times upon reasonable advance Notice for inspection thereof, but GRANTEE shall so enter at its own risk and in full compliance with all of GRANTOR's safety and health rules and procedures and shall indemnify and hold GRANTOR and its Affiliates harmless against and from any and all loss, costs, damage, liability and expense (including but not limited to reasonable attorneys' fees and costs) by reason of (i) injury to GRANTEE or its agents or representatives or damage to or destruction of any property of GRANTEE or its agents or representatives while on the Properties or in such mine workings and structures, unless such injury, damage, or destruction is a result, in whole or in part, of the gross negligence of GRANTOR, and (ii) damage to or destruction of the property of GRANTOR caused by the gross negligence of GRANTEE or its agents or representatives while on the Properties or in such mine workings and structures.

**7.3** New Resources or Reserves. If GRANTOR establishes a mineral resource or mineral reserve on any of the Properties, GRANTOR shall provide to GRANTEE the amount of such resource or reserve as soon as practicable after GRANTOR makes a public declaration with respect to the establishment thereof.

**7.4** Confidentiality. Except for recording this Agreement, GRANTEE shall not, without the prior written consent of GRANTOR, which shall not be unreasonably delayed or withheld, knowingly disclose to any third party data or information obtained pursuant to this Agreement which was not previously in GRANTEE's possession and is not generally available to the public; provided, however, GRANTEE may disclose data or information so obtained without the consent of GRANTOR: **(a)** if required for compliance with laws, rules, regulations or orders of a governmental agency or stock exchange; **(b)** to any of GRANTEE's consultants or advisors; **(c)** to any third party to whom GRANTEE, in good faith, anticipates selling or assigning the Royalty; **(d)** to a prospective lender, provided that such consultants, third parties or lenders first sign a confidentiality agreement with GRANTEE; or **(e)** to a third party to which a Party or its parent company contemplates a transfer to, or a merger, amalgamation or other corporate reorganization with, provided however, that any such third party to whom disclosure is made has a legitimate business need to know the disclosed information, and shall first agree in writing to protect the confidential nature of such information to the same extent GRANTEE is obligated under this section.

**7.5** Press Releases. Subject to its rights and obligations regarding confidentiality under Section 7.4, GRANTEE shall not issue any press release relating to the Properties or this Agreement except upon giving GRANTOR two (2) days advance written Notice of the contents thereof, and GRANTEE shall make any reasonable changes to such proposed press release as such changes may be timely requested by GRANTOR, provided, however, GRANTEE may include in any press release without Notice any information previously publicly reported by GRANTOR. A Party shall not, without the consent of the other Party, issue any press release that implies or infers that the non-issuing Party endorses or joins the issuing Party in statements or representations contained in any press release.

**8.** General Provisions.

**8.1** Amendment. This Agreement may be amended, modified or supplemented only by a written agreement signed by each Party.

**8.2** <u>Waiver of Rights</u>. Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

**8.3** <u>Governing Law</u>. This Agreement shall be construed and governed by the laws of the State of Wyoming, without reference to the choice of law or conflicts of law principles thereof.

**8.4** <u>Dispute Resolution</u>. Disputes resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof may be resolved by a court of competent jurisdiction. In any litigation between the Parties or any person claiming under them, resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof, the substantially prevailing party shall be entitled to recover all reasonable costs, expenses, legal and expert witness fees and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and in collecting or otherwise enforcing any final judgment entered therein. If a party substantially prevails on some aspects of such action, but not on others, the court may apportion any award of costs and legal fees in such manner as it deems equitable.

**8.5** <u>GRANTOR to Bear Solely All Costs and Obligations</u>. Except as expressly provided in the Termination Agreement, commencing from and after the Effective Date GRANTOR has agreed to be solely responsible for its own account all costs and obligations pertaining to or associated with the Properties

**8.6** <u>Currency</u>. Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to lawful money of the United States of America.

8.7 <u>No Joint Venture, Mining Partnership, Commercial Partnership</u>. This Agreement shall not be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between or among GRANTOR and GRANTEE. GRANTOR shall not owe GRANTEE a fiduciary duty or any other elevated legal duty of care.

**8.8** <u>Time</u>. Time is of the essence of each provision of this Agreement.

**8.9** <u>Definitions</u>. In this Agreement and the Schedule(s) attached to this Agreement the following terms shall have the following meanings:

"<u>Affiliate</u>" of a Party means an entity or person that Controls, is Controlled by, or is under common Control with the Party through direct or indirect ownership of greater than fifty percent (50%) of equity or voting interest.

"Agreement" means this Royalty Deed and Agreement and any and all amendments, modifications and supplements thereto.

"Applicable Spot Price" has the meaning described in Section 1.2.

"Beneficiated Precious Metals" has the meaning described in Section 1.2.

"Business Day" means any calendar day other than a Saturday or Sunday or any statutory holiday or civic holiday in the State of Wyoming.

"Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"Data" has the meaning described in Section 7.2.

"Effective Date" means the date specified on the top of page one of this Agreement.

"GRANTEE" means Newmont North America Exploration Limited, and to the extent applicable in the circumstances, all of its successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees, and when applicable mortgagees and Affiliates having or claiming an interest in the Royalty.

"GRANTOR" means Paso Rico (USA), Inc., and to the extent applicable in the circumstances, all of its successors-in-interest, including without limitation assignees, partners, joint venture partners, lessees, and when applicable mortgagees and Affiliates having or claiming an interest in the Properties.

"Hedging Transactions" has the meaning described in Section 1.8.

"Materials" has the meaning described in Article 2.

"Minerals" has the meaning described in Section 1.1.

"Monthly Production" has the meaning described in Section 1.2.

"Net Smelter Returns" has the meaning described in Section 1.2 and Section 1.4, as applicable.

"Notice" has the meaning described in Section 8.10.

"Other Mineral(s)" has the meaning described in Section 1.4.

"Parties" means GRANTEE and GRANTOR collectively.

"Party" means either of the Parties individually.

"Payor" has the meaning described in Section 1.2.

"Precious Metals" has the meaning described in Section 1.2.

"Properties" means the properties described in attached Schedule A, including without limitation any amendments, supplements, renewals and replacements thereof.

"Royalty" means the Net Smelter Returns royalty stipulated in Section 1.1.

"Transmission" has the meaning described in Section 8.10.

**8.10** Notices. **(a)** Any Notice, demand or other communication (in this section, a "Notice") required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if: **(i)** delivered in person during normal business hours of the recipient on a Business Day and left with a receptionist or other responsible employee of the recipient at the applicable address first set forth in this Agreement; or **(ii)** sent by facsimile transmission (a "Transmission") during normal business hours on a Business Day charges prepaid and confirmed by regular mail at the address first set forth in this Agreement; and **(b)** each Notice sent in accordance with this section shall be deemed to have been received: **(i)** on the day it was delivered; or on the same day that it was sent by fax transmission, or **(ii)** on the first Business Day thereafter if the day on which it was sent by fax transmission was not a Business Day. The Notice addresses for the Parties are set out on page one of this Agreement. A Party may change its address for Notice by giving Notice to the other Party in accordance with this section. An information copy of all Notices to GRANTEE shall additionally be sent to Newmont Mining Corporation, 6363 South Fiddler's Green Circle, Greenwood Village, CO 80111 U.S.A., Attention: Land Department, Facsimile: 303-837-5851 .

**8.11** Assignment. Except as otherwise provided in this Agreement, GRANTOR may assign, transfer, convey or otherwise dispose of its rights, interests and obligations under this Agreement; provided, however, any option, joint-venture, assignment, transfer, conveyance or other disposition by GRANTOR of its rights and interests in or with respect to the Properties or this Agreement shall be void unless the proposed assignee has first agreed in a writing furnished GRANTEE to observe and be bound by all of the provisions of this Agreement with respect to the rights, interests and obligations being assigned to or assumed by the assignee in the place and stead of GRANTOR and only subsequent to the signing of such written agreement shall GRANTOR be relieved or discharged from this Agreement in respect thereof. GRANTOR shall not be relieved or discharged from this Agreement in respect of any rights, interests or obligations of GRANTOR in or with respect to this Agreement which are not assigned or assumed in accordance with the foregoing and GRANTEE may continue to look to GRANTOR for performance with respect thereto. GRANTEE shall have the unrestricted right, in its sole and absolute discretion, to assign, transfer, convey, or relinquish all, but not less than all, of its rights or interests with respect to the Royalty at any time. Any such assignment shall be effective upon written Notice thereof to the other Party, provided that any such assignment, transfer or conveyance shall be void unless the proposed assignee, transferee or party receiving the conveyance has first agreed in a writing furnished to GRANTOR to observe and be bound by all of the provisions of this Agreement with respect to the rights, interests and obligations being assigned to or assumed by the assignee, transferee or party receiving the conveyance.

**8.12** <u>Maintenance of the Properties</u>. If, within five (5) years after the Effective Date, GRANTOR decides to abandon its interest in any part or parts of the Properties, it shall give GRANTEE written notice of such decision and GRANTEE shall have thirty (30) days after receipt of such notice to notify GRANTOR in writing that it desires to acquire such claims. If GRANTEE elects to acquire such claims, GRANTOR shall execute and deliver to GRANTEE a quitclaim deed. If GRANTOR delivers to GRANTEE any notice of abandonment less than thirty (30) days prior to the due date of claim maintenance fees or other payments required to maintain the Properties in good standing, GRANTOR shall timely pay such fees or payments, and GRANTEE agrees to reimburse GRANTOR promptly for such fees paid on their behalf.

**8.13** <u>Further Assurances</u>. The Parties promptly shall execute all such further instruments and documents and do all such further actions as may be reasonably necessary to effectuate the purposes of this Agreement.

**8.14** <u>Entire Agreement</u>. This Agreement and the Termination Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof.

**8.15** <u>Rule Against Perpetuities</u>. The Parties do not intend that there be any violation of the rule against perpetuities, the rule against unreasonable restraints or the alienation of property, or any similar rule. Accordingly, if any right or option to acquire any interest in the Properties pursuant to Section 8.11, must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, such violation should inadvertently occur, the Parties agree that a court may reform that provision in such a way as to approximate most closely the intent of the Parties within the limits permissible under such rules.

**IN WITNESS WHEREOF** the Parties hereto have duly executed this Agreement effective as of the date first written above.

**GRANTOR: PASO RICO (USA), INC.**

By: _____

Name: _____

Title: _____

*Its Authorized Representative*

**[SEAL]**

**GRANTEE: NEWMONT NORTH AMERICA EXPLORATION LIMITED**

By: _____

Name: _____

Title: _____

*Its Authorized Representative*

**[SEAL]**

STATE OF_____)
                                    )
COUNTY OF_____)

       On this ____ day of _____, ____, personally appeared before me, a Notary Public, _____, a _____of Newmont North America Exploration Limited, personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of Newmont North America Exploration Limited.

_____
                                          Notary Public

My Commission Expires:

_____

STATE OF_____)
                                    )
COUNTY OF_____)

       On this ____ day of _____, ____, personally appeared before me, a Notary Public _____, a _____ of Paso Rico (USA), Inc., personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of Paso Rico (USA), Inc.

_____
                                          Notary Public

My Commission Expires: _____

## SCHEDULE A
## (to Royalty Deed and Agreement)
## PROPERTIES

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260907 | COLE-7 | 423 | 493 | | |
| WMC | 260908 | COLE-8 | 423 | 494 | | |
| WMC | 260909 | COLE-9 | 423 | 495 | | |
| WMC | 260910 | COLE-10 | 423 | 496 | | |
| WMC | 260911 | COLE-11 | 423 | 497 | | |
| WMC | 260912 | COLE-12 | 423 | 498 | | |
| WMC | 260913 | COLE-13 | 423 | 499 | | |
| WMC | 260914 | COLE-14 | 423 | 500 | | |
| WMC | 260915 | COLE-15 | 423 | 501 | | |
| WMC | 260916 | COLE-16 | 423 | 502 | | |
| WMC | 260917 | COLE-17 | 423 | 503 | | |
| WMC | 260918 | COLE-18 | 423 | 504 | | |
| WMC | 260920 | COLE-20 | 423 | 506 | | |
| WMC | 260922 | COLE-22 | 423 | 508 | | |
| WMC | 260924 | COLE-24 | 423 | 510 | | |
| WMC | 260926 | COLE-26 | 423 | 512 | | |
| WMC | 260927 | COLE-27 | 423 | 513 | | |
| WMC | 260928 | COLE-28 | 423 | 514 | | |
| WMC | 260929 | COLE-29 | 423 | 515 | | |
| WMC | 260930 | COLE-30 | 423 | 516 | | |
| WMC | 260931 | COLE-31 | 423 | 517 | | |
| WMC | 260932 | COLE-32 | 423 | 518 | | |
| WMC | 260933 | COLE-33 | 423 | 519 | | |
| WMC | 260934 | COLE-34 | 423 | 520 | | |
| WMC | 260935 | COLE-35 | 423 | 521 | | |
| WMC | 260936 | COLE-36 | 423 | 522 | | |
| WMC | 260937 | COLE-37 | 423 | 523 | | |
| WMC | 260938 | COLE-38 | 423 | 524 | | |
| WMC | 260939 | COLE-39 | 423 | 525 | | |
| WMC | 260940 | COLE-40 | 423 | 526 | | |
| WMC | 260941 | COLE-41 | 423 | 527 | | |
| WMC | 260942 | COLE-42 | 423 | 528 | | |
| WMC | 260943 | COLE-43 | 423 | 529 | | |
| WMC | 260944 | COLE-44 | 423 | 530 | | |
| WMC | 260945 | COLE-45 | 423 | 531 | | |
| WMC | 260946 | COLE-46 | 423 | 532 | | |
| WMC | 260947 | COLE-47 | 423 | 533 | | |
| WMC | 260948 | COLE-48 | 423 | 534 | | |
| WMC | 260949 | COLE-49 | 423 | 535 | | |
| WMC | 260950 | COLE-50 | 423 | 536 | | |
| WMC | 260951 | COLE-51 | 423 | 537 | | |
| WMC | 260952 | COLE-52 | 423 | 538 | | |
| WMC | 260953 | COLE-53 | 423 | 539 | | |
| WMC | 260954 | COLE-54 | 423 | 540 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 260955 | COLE-55 | 423 | 541 | | |
| WMC | 260956 | COLE-56 | 423 | 542 | | |
| WMC | 260957 | COLE-57 | 423 | 543 | | |
| WMC | 260958 | COLE-58 | 423 | 544 | | |
| WMC | 260959 | COLE-59 | 423 | 545 | | |
| WMC | 260960 | COLE-60 | 423 | 546 | | |
| WMC | 260961 | COLE-61 | 423 | 547 | | |
| WMC | 260962 | COLE-62 | 423 | 548 | | |
| WMC | 260963 | REU-1 | 423 | 549 | | |
| WMC | 260964 | REU-2 | 423 | 551 | | |
| WMC | 260965 | REU-3 | 423 | 552 | | |
| WMC | 260966 | REU-4 | 423 | 553 | | |
| WMC | 260967 | REU-5 | 423 | 554 | | |
| WMC | 260968 | REU-6 | 423 | 555 | | |
| WMC | 260969 | REU-7 | 423 | 556 | | |
| WMC | 260970 | REU-8 | 423 | 557 | | |
| WMC | 260971 | REU-9 | 423 | 558 | | |
| WMC | 260972 | REU-10 | 423 | 559 | | |
| WMC | 260973 | REU-11 | 423 | 560 | | |
| WMC | 260974 | REU-12 | 423 | 561 | | |
| WMC | 260975 | REU-13 | 423 | 562 | | |
| WMC | 260976 | REU-14 | 423 | 563 | | |
| WMC | 260977 | REU-15 | 423 | 564 | | |
| WMC | 260978 | REU-16 | 423 | 565 | | |
| WMC | 260979 | REU-17 | 423 | 566 | | |
| WMC | 260980 | REU-18 | 423 | 567 | | |
| WMC | 260981 | REU-19 | 423 | 568 | | |
| WMC | 260982 | REU-20 | 423 | 569 | | |
| WMC | 260984 | REU-22 | 423 | 571 | | |
| WMC | 260986 | REU-24 | 423 | 573 | | |
| WMC | 260988 | REU-26 | 423 | 575 | | |
| WMC | 260990 | REU-28 | 423 | 577 | | |
| WMC | 260992 | REU-30 | 423 | 579 | | |
| WMC | 260994 | REU-32 | 423 | 581 | | |
| WMC | 260999 | REU-37 | 423 | 586 | | |
| WMC | 261000 | REU-38 | 423 | 587 | | |
| WMC | 261001 | REU-39 | 423 | 588 | | |
| WMC | 261002 | REU-40 | 423 | 589 | | |
| WMC | 261003 | REU-41 | 423 | 590 | | |
| WMC | 261004 | REU-42 | 423 | 591 | | |
| WMC | 261005 | REU-43 | 423 | 592 | | |
| WMC | 261006 | REU-44 | 423 | 593 | | |
| WMC | 261007 | REU-45 | 423 | 594 | | |
| WMC | 261008 | REU-46 | 423 | 595 | | |
| WMC | 261009 | REU-47 | 423 | 596 | | |
| WMC | 261010 | REU-48 | 423 | 597 | | |
| WMC | 261011 | REU-49 | 423 | 598 | | |
| WMC | 261012 | REU-50 | 423 | 599 | | |
| WMC | 261013 | REU-51 | 423 | 600 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 261014 | REU-52 | 423 | 601 | | |
| WMC | 261015 | REU-53 | 423 | 602 | | |
| WMC | 261016 | REU-54 | 423 | 603 | | |
| WMC | 261017 | REU-55 | 423 | 604 | | |
| WMC | 261018 | REU-56 | 423 | 605 | | |
| WMC | 261019 | REU-57 | 423 | 606 | | |
| WMC | 261020 | REU-58 | 423 | 607 | | |
| WMC | 261021 | REU-59 | 423 | 608 | | |
| WMC | 261022 | REU-60 | 423 | 609 | | |
| WMC | 261023 | REU-61 | 423 | 610 | | |
| WMC | 261024 | REU-62 | 423 | 611 | | |
| WMC | 261025 | REU-63 | 423 | 612 | | |
| WMC | 261026 | REU-64 | 423 | 613 | | |
| WMC | 261027 | REU-65 | 423 | 614 | | |
| WMC | 261028 | REU-66 | 423 | 615 | | |
| WMC | 261029 | REU-67 | 423 | 616 | | |
| WMC | 261030 | REU-68 | 423 | 617 | | |
| WMC | 261031 | REU-69 | 423 | 618 | | |
| WMC | 261032 | REU-70 | 423 | 619 | | |
| WMC | 261033 | REU-71 | 423 | 620 | | |
| WMC | 261034 | REU-72 | 423 | 621 | | |
| WMC | 261035 | REU-73 | 423 | 622 | | |
| WMC | 261036 | REU-74 | 423 | 623 | | |
| WMC | 261037 | REU-75 | 423 | 624 | | |
| WMC | 261038 | REU-76 | 423 | 625 | | |
| WMC | 261039 | REU-77 | 423 | 626 | | |
| WMC | 261040 | REU-78 | 423 | 627 | | |
| WMC | 268910 | COLE 63 | 436 | 160 | | |
| WMC | 268911 | COLE 64 | 436 | 162 | | |
| WMC | 268912 | COLE 65 | 436 | 163 | | |
| WMC | 268913 | COLE 66 | 436 | 164 | | |
| WMC | 268914 | COLE 67 | 436 | 165 | | |
| WMC | 268915 | COLE 68 | 436 | 166 | | |
| WMC | 268916 | COLE 69 | 436 | 167 | | |
| WMC | 268917 | COLE 70 | 436 | 168 | | |
| WMC | 268918 | COLE 71 | 436 | 169 | | |
| WMC | 268919 | COLE 72 | 436 | 170 | | |
| WMC | 268920 | COLE 73 | 436 | 171 | | |
| WMC | 268921 | COLE 74 | 436 | 172 | | |
| WMC | 268922 | OGDEN 1 | 436 | 147 | | |
| WMC | 268923 | OGDEN 2 | 436 | 149 | | |
| WMC | 268924 | OGDEN 3 | 436 | 150 | | |
| WMC | 268925 | OGDEN 4 | 436 | 151 | | |
| WMC | 268926 | OGDEN 5 | 436 | 152 | | |
| WMC | 268927 | OGDEN 6 | 436 | 153 | | |
| WMC | 268928 | OGDEN 7 | 436 | 154 | | |
| WMC | 268929 | OGDEN 8 | 436 | 155 | | |
| WMC | 268930 | OGDEN 9 | 436 | 156 | | |
| WMC | 268931 | OGDEN 10 | 436 | 157 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 268932 | OGDEN 11 | 436 | 158 | | |
| WMC | 268933 | OGDEN 12 | 436 | 159 | | |
| WMC | 270117 | DEN 1 | 437 | 468-470 | | |
| WMC | 270122 | DEN 6 | 437 | 475 | | |
| WMC | 270138 | DEN 22 | 437 | 491 | | |
| WMC | 270145 | DEN 29 | 437 | 498 | | |
| WMC | 270152 | DEN 36 | 437 | 505 | | |
| WMC | 270156 | DEN 40 | 437 | 510 | | |
| WMC | 270157 | DEN 41 | 437 | 511 | | |
| WMC | 270158 | DEN 42 | 437 | 512 | | |
| WMC | 270159 | DEN 43 | 437 | 513-514 | | |
| WMC | 270160 | DEN 44 | 437 | 515 | | |
| WMC | 270161 | DEN 45 | 437 | 516 | | |
| WMC | 270162 | DEN 46 | 437 | 517 | | |
| WMC | 270163 | DEN 47 | 437 | 518 | | |
| WMC | 270164 | DEN 48 | 437 | 519 | | |
| WMC | 270165 | DEN 49 | 437 | 520 | | |
| WMC | 270166 | DEN 50 | 437 | 521 | | |
| WMC | 270167 | DEN 51 | 437 | 522 | | |
| WMC | 270168 | DEN 52 | 437 | 523 | | |
| WMC | 270169 | DEN 53 | 437 | 524 | | |
| WMC | 270170 | DEN 54 | 437 | 525 | | |
| WMC | 270171 | DEN 55 | 437 | 526 | | |
| WMC | 270172 | DEN 56 | 437 | 527 | | |
| WMC | 270173 | DEN 57 | 437 | 528 | | |
| WMC | 270174 | DEN 58 | 437 | 529 | | |
| WMC | 270175 | DEN 59 | 437 | 530 | | |
| WMC | 270176 | DEN 60 | 437 | 531 | | |
| WMC | 270177 | DEN 61 | 437 | 532-533 | | |
| WMC | 270178 | DEN 62 | 437 | 534 | | |
| WMC | 270179 | DEN 63 | 437 | 535 | | |
| WMC | 270180 | DEN 64 | 437 | 536 | | |
| WMC | 270181 | DEN 65 | 437 | 537 | | |
| WMC | 270182 | DEN 66 | 437 | 538 | | |
| WMC | 270183 | DEN 67 | 437 | 539 | | |
| WMC | 270184 | DEN 68 | 437 | 540 | | |
| WMC | 270185 | DEN 69 | 437 | 541 | | |
| WMC | 270186 | DEN 70 | 437 | 542 | | |
| WMC | 270187 | DEN 71 | 437 | 543 | | |
| WMC | 270188 | DEN 72 | 437 | 544 | | |
| WMC | 270189 | DEN 73 | 437 | 545 | | |
| WMC | 270191 | DEN 75 | 437 | 547 | | |
| WMC | 270204 | DEN 88 | 437 | 560 | | |
| WMC | 270205 | DEN 89 | 437 | 561 | | |
| WMC | 270206 | DEN 90 | 437 | 562 | | |
| WMC | 270207 | DEN 91 | 437 | 563 | | |
| WMC | 270208 | DEN 92 | 437 | 564 | | |
| WMC | 270209 | DEN 93 | 437 | 565 | | |
| WMC | 270210 | DEN 94 | 437 | 566 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270211 | DEN 95 | 437 | 567 | | |
| WMC | 270212 | DEN 96 | 437 | 568 | | |
| WMC | 270213 | DEN 97 | 437 | 569 | | |
| WMC | 270214 | DEN 98 | 437 | 570 | | |
| WMC | 270215 | DEN 99 | 437 | 571 | | |
| WMC | 270216 | DEN 100 | 437 | 572 | | |
| WMC | 270217 | DEN 101 | 437 | 573 | | |
| WMC | 270218 | DEN 102 | 437 | 574 | | |
| WMC | 270219 | DEN 103 | 437 | 575 | | |
| WMC | 270220 | DEN 104 | 437 | 576 | | |
| WMC | 270221 | DEN 105 | 437 | 577 | | |
| WMC | 270222 | DEN 106 | 437 | 578 | | |
| WMC | 270223 | DEN 107 | 437 | 579 | | |
| WMC | 270224 | DEN 108 | 437 | 580 | | |
| WMC | 270225 | DEN 109 | 437 | 581 | | |
| WMC | 270226 | DEN 110 | 437 | 582 | | |
| WMC | 270227 | DEN 111 | 437 | 583 | | |
| WMC | 270228 | DEN 112 | 437 | 584 | | |
| WMC | 270229 | DEN 113 | 437 | 585 | | |
| WMC | 270230 | DEN 114 | 437 | 586 | | |
| WMC | 270231 | DEN 115 | 437 | 587 | | |
| WMC | 270232 | DEN 116 | 437 | 588 | | |
| WMC | 270233 | DEN 117 | 437 | 589 | | |
| WMC | 270234 | DEN 118 | 437 | 590 | | |
| WMC | 270243 | DEN 127 | 437 | 599 | | |
| WMC | 270244 | DEN 128 | 437 | 600 | | |
| WMC | 270245 | DEN 129 | 437 | 601 | | |
| WMC | 270246 | DEN 130 | 437 | 602 | | |
| WMC | 270247 | DEN 131 | 437 | 603 | | |
| WMC | 270248 | DEN 132 | 437 | 604 | | |
| WMC | 270249 | DEN 133 | 437 | 605 | | |
| WMC | 270250 | DEN 134 | 437 | 606 | | |
| WMC | 270251 | DEN 135 | 437 | 607 | | |
| WMC | 270252 | DEN 136 | 437 | 608 | | |
| WMC | 270253 | DEN 137 | 437 | 609 | | |
| WMC | 270254 | DEN 138 | 437 | 610 | | |
| WMC | 270256 | DEN 140 | 437 | 612 | | |
| WMC | 270259 | DEN 143 | 437 | 615 | | |
| WMC | 270260 | DEN 144 | 437 | 616 | | |
| WMC | 270261 | DEN 145 | 437 | 617 | | |
| WMC | 270262 | DEN 146 | 437 | 618 | | |
| WMC | 270263 | DEN 147 | 437 | 619 | | |
| WMC | 270264 | DEN 148 | 437 | 620 | | |
| WMC | 270265 | DEN 149 | 437 | 621 | | |
| WMC | 270266 | DEN 150 | 437 | 622 | | |
| WMC | 270267 | DEN 151 | 437 | 623 | | |
| WMC | 270268 | DEN 152 | 437 | 624 | | |
| WMC | 270269 | DEN 153 | 437 | 625 | | |
| WMC | 270270 | DEN 154 | 437 | 626 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270273 | DEN 157 | 437 | 629 | | |
| WMC | 270274 | DEN 158 | 437 | 630 | | |
| WMC | 270275 | DEN 159 | 437 | 631 | | |
| WMC | 270276 | DEN 160 | 437 | 632 | | |
| WMC | 270277 | DEN 161 | 437 | 633 | | |
| WMC | 270278 | DEN 162 | 437 | 634 | | |
| WMC | 270279 | DEN 163 | 437 | 635 | | |
| WMC | 270280 | DEN 164 | 437 | 636 | | |
| WMC | 270281 | DEN 165 | 437 | 637 | | |
| WMC | 270282 | DEN 166 | 437 | 638 | | |
| WMC | 270283 | DEN 167 | 437 | 639 | | |
| WMC | 270284 | DEN 168 | 437 | 640 | | |
| WMC | 270285 | DEN 169 | 437 | 641 | | |
| WMC | 270286 | DEN 170 | 437 | 642 | | |
| WMC | 270287 | DEN 171 | 437 | 643 | | |
| WMC | 270288 | DEN 172 | 437 | 644 | | |
| WMC | 270289 | OGDEN 13 | 437 | 645 | | |
| WMC | 270290 | OGDEN 14 | 437 | 647 | | |
| WMC | 270291 | OGDEN 15 | 437 | 648 | | |
| WMC | 270292 | OGDEN 16 | 437 | 649 | | |
| WMC | 270293 | OGDEN 17 | 437 | 650 | | |
| WMC | 270294 | OGDEN 18 | 437 | 651 | | |
| WMC | 270295 | OGDEN 19 | 437 | 652 | | |
| WMC | 270296 | OGDEN 20 | 437 | 653 | | |
| WMC | 270297 | OGDEN 21 | 437 | 654 | | |
| WMC | 270298 | OGDEN 22 | 437 | 655 | | |
| WMC | 270299 | OGDEN 23 | 437 | 656 | | |
| WMC | 270300 | OGDEN 24 | 437 | 657 | | |
| WMC | 270301 | OGDEN 25 | 437 | 658 | | |
| WMC | 270302 | OGDEN 26 | 437 | 659 | | |
| WMC | 270303 | OGDEN 27 | 437 | 660 | | |
| WMC | 270304 | OGDEN 28 | 437 | 661 | | |
| WMC | 270305 | OGDEN 29 | 437 | 662 | | |
| WMC | 270306 | OGDEN 30 | 437 | 663 | | |
| WMC | 270307 | OGDEN 31 | 437 | 664 | | |
| WMC | 270308 | OGDEN 32 | 437 | 665 | | |
| WMC | 270309 | OGDEN 33 | 437 | 666 | | |
| WMC | 270310 | OGDEN 34 | 437 | 667 | | |
| WMC | 270311 | OGDEN 35 | 437 | 668 | | |
| WMC | 270312 | OGDEN 36 | 437 | 669 | | |
| WMC | 270313 | OGDEN 37 | 437 | 670 | | |
| WMC | 270314 | OGDEN 38 | 437 | 671 | | |
| WMC | 270315 | OGDEN 39 | 437 | 672 | | |
| WMC | 270316 | OGDEN 40 | 437 | 673 | | |
| WMC | 270320 | OGDEN 44 | 437 | 677 | | |
| WMC | 270321 | OGDEN 45 | 437 | 678 | | |
| WMC | 270322 | OGDEN 46 | 437 | 679 | | |
| WMC | 270323 | OGDEN 47 | 437 | 680 | | |
| WMC | 270324 | OGDEN 48 | 437 | 681 | | |

| BLM Serial Number | | Claim Name | Book | Page | Amended Book | Page |
|---|---|---|---|---|---|---|
| WMC | 270325 | OGDEN 49 | 437 | 682 | | |
| WMC | 270326 | OGDEN 50 | 437 | 683 | | |
| WMC | 270330 | OGDEN 54 | 437 | 687 | | |
| WMC | 270331 | OGDEN 55 | 437 | 688 | | |
| WMC | 270332 | OGDEN 56 | 437 | 689 | | |
| WMC | 270333 | OGDEN 57 | 437 | 690 | | |
| WMC | 270334 | OGDEN 58 | 437 | 691 | | |
| WMC | 270335 | OGDEN 59 | 437 | 692 | | |
| WMC | 270336 | OGDEN 60 | 437 | 693 | | |
| WMC | 270337 | OGDEN 61 | 437 | 694 | | |
| WMC | 270338 | OGDEN 62 | 437 | 695 | | |
| WMC | 270339 | OGDEN 63 | 437 | 696 | | |
| WMC | 270340 | OGDEN 64 | 437 | 697 | | |
| WMC | 270341 | OGDEN 65 | 437 | 698 | | |
| WMC | 270342 | OGDEN 66 | 437 | 699 | 441 | 88 |
| WMC | 270343 | OGDEN 67 | 437 | 700 | | |
| WMC | 270344 | OGDEN 68 | 437 | 701 | | |
| WMC | 270345 | OGDEN 69 | 437 | 702 | | |
| WMC | 270346 | OGDEN 70 | 437 | 703 | | |
| WMC | 270347 | OGDEN 71 | 437 | 704 | | |
| WMC | 270348 | OGDEN 72 | 437 | 705 | | |
| WMC | 270349 | OGDEN 73 | 437 | 706 | | |
| WMC | 270350 | OGDEN 74 | 437 | 707 | | |
| WMC | 270351 | OGDEN 75 | 437 | 708 | | |
| WMC | 270352 | OGDEN 76 | 437 | 709 | | |
| WMC | 270353 | OGDEN 77 | 437 | 710 | | |
| WMC | 270354 | OGDEN 78 | 437 | 711 | | |
| WMC | 270355 | OGDEN 79 | 437 | 712 | | |
| WMC | 270356 | OGDEN 80 | 437 | 713 | | |
| WMC | 270357 | OGDEN 81 | 437 | 714 | | |
| WMC | 270358 | OGDEN 82 | 437 | 715 | | |
| WMC | 270359 | OGDEN 83 | 437 | 716 | | |
| WMC | 270360 | OGDEN 84 | 437 | 717 | | |
| WMC | 270361 | OGDEN 85 | 437 | 718 | | |
| WMC | 270362 | OGDEN 86 | 437 | 719 | | |
| WMC | 270363 | OGDEN 87 | 437 | 720 | | |
| WMC | 270364 | OGDEN 1A | 437 | 721 | | |
| WMC | 270365 | OGDEN 7A | 437 | 722 | | |

## Exhibit F

## Bill of Sale

This Bill of Sale is made and given as of May 14, 2010 by Newmont North America Exploration Limited, a Delaware corporation ("Newmont"), to and in favor of Paso Rico (USA), Inc., a Wyoming corporation ("Paso Rico"), pursuant to the terms of that certain Termination of Bearlodge Venture and Right of First Refusal, of even date herewith by and between Newmont and Paso Rico.

In consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Newmont hereby transfers, assigns and conveys to Paso Rico, its successors and assigns all of Newmont's right, title and interest in and to the personal property described in Exhibit A attached hereto and made a part hereof.

ALL PROPERTY IS SOLD, TRANSFERRED, OR ASSIGNED "AS IS, WHERE IS" AND "WITH ALL FAULTS." ASSIGNOR EXPRESSLY DISCLAIMS ALL WARRANTIES OR REPRESENTATIONS NOT EXPRESSLY SET FORTH IN THIS BILL OF SALE (WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN) WITH RESPECT TO THE PROPERTY, INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WHETHER ALLEGED TO ARISE BY LAW, BY REASON OF CUSTOM OR USAGE IN THE TRADE, OR BY COURSE OF DEALING.

Newmont and Paso Rico covenant and agree that they will at any time and from time to time do, execute, acknowledge, and deliver any and all other acts, deeds, assignments, transfers, conveyances, powers of attorney, or other instruments necessary or proper to carry out the assignment, conveyance, and transfer intended to be made hereby.

This Bill of Sale may be executed in multiple counterparts, all of which together shall be deemed one and the same original document.

This Bill of Sale shall be governed by the laws of the State of Wyoming.

Newmont and Paso Rico have executed this Bill of Sale effective as of the date first written above.

Newmont North America Exploration Limited

By: _____

Name: _____

Title: _____

Paso Rico (USA), Inc.

By: _____

Name: _____

Title: _____

# Exhibit A
## to Bill of Sale
### Newmont North America Exploration Limited to Paso Rico (USA), Inc.

| | |
|---|---|
| Dell docking station (2) | Panasonic Amplifier |
| Dell monitor (2) | Surround sound speakers (5) |
| HP Printer | Rugs (4) |
| GE digital phones (2) | Computer Desk |
| Bookcases (cheap wood) (2) | Linens |
| Wood desk | Towels |
| 4 drawer horizontal file cabinet | Dishes place settings (6) |
| 6 rolling chairs | Drinking glasses (10) |
| 4 folding tables | Wine glasses (10) |
| 4 desk lamps | Pots and pans |
| Maytag Dryer | Silverware |
| Kenmore Washer | Knife set |
| Sharp Microwave | Tupperware |
| Dining Room Table and 4 chairs | Dish towels |
| Barstools (2) | Candle holders (6) |
| King Bed with frame - mattress and box springs | Metal shelving |
| Queen Bed and Box springs | Patio Furniture (5 chairs + table) |
| Full Bed and Box springs (2) | Gas Grille |
| Dressers (3) | Core saw |
| Entertainment Center | Sample splitter |
| Side table and lamp (2) | Circular saw |
| Trunk | Pumps (2) |
| Clock Radios (2) | Water storage tanks (1000 gallon) (2) |
| Mirrors (3) | Shop trolley |
| Couch | Dollies (2) |
| Easy chairs with ottoman (2) | Wheel Barrow |
| Coffee table | Coal Shovel |
| End table (2) | Snow shovels (3) |
| Lamp | Plastic trunks (2) |
| Television - Toshiba 27" | Various hammers and shovels, tow ropes, etc. |
| Toshiba DVD | |

Exhibit 99.4

 **Rare Element** Resources

RARE ELEMENT RESOURCES LTD
410 – 325 HOWE STREET
VANCOUVER, BC V6C 1Z7
T: (604) 687-3520
F: (604) 688-3392

September 15, 2010

Mr. William H. Bird
President, CEO & Director
Medallion Resources Ltd.
475 Howe Street, Suite 511
Vancouver B.C.
V6C 2B3

Via E-mail.

Dear Bill,

**Re: Mining Option Agreement dated February 17, 2010 (the "Option Agreement") – amendment**

Rare Element Resources Ltd. ("Rare Element") and Medallion Resources Ltd. ("Medallion") agree that the Option Agreement be amended as follows:

- Section 3.1 (b) (i) – 200,000 Shares received by September 15, 2010. Rare Element acknowledged that such Shares were received.

- Section 3.1 (c) (iii) – an additional $50,000 no later than the first anniversary of the Effective Date.

- Schedule "A" – adding these 6 concessions to the definition of "Property":
  - EDEN 9768 / MB9758
  - EDEN 9428 / MB9428
  - EDEN 9816 / MB9816
  - EDEN 9760 / MB9760
  - EDEN 9757 / MB9757
  - EDEN 9759 / MB9759

There are no other changes to the Option Agreement.

If you are in agreement with the above amendment, please indicate by signing in the space provided below.

Sincerely,



Mark T. Brown
CFO & Director
Rare Element Resources Ltd.



Mr. William H. Bird
President,CEO & Director
Medallion Resources Ltd.

_7 Oct  2010_____
Date signed.